SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION

22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

The 2010 interim report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 20, 2010.

CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
5	Changes in Share Capital and Shareholdings of Principal Shareholders
7	Business Review and Prospects
11	Management’s Discussion and Analysis
23	Significant Events
30	Directors, Supervisors and Senior Management
31	Financial Statements
133	Documents for Inspection
134	Confirmation from the Directors and Senior Management

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 20 August 2010 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OF SINOPEC CORP.. MR. MA WEIHUA, DIRECTOR OF SINOPEC CORP. COULD NOT ATTEND THE NINTH MEETING OF THE FOURTH SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. MA WEIHUA AUTHORISED MR. LI DESHUI TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. SU SHULIN, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, VICE CHAIRMAN AND PRESIDENT AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2010 OF SINOPEC CORP. AND ITS SUBSIDIARIES (“THE COMPANY”) PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is a Chinese company listed in Shanghai, Hong Kong, New York and London, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of the Company include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products; producing, distributing and trading petrochemical products. Sinopec Corp.’s basic information is as follows:

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Huang Wensheng

REGISTERED ADDRESS, PLACE OF
BUSINESS AND CORRESPONDENCE
ADDRESS
22 Chaoyangmen North Street, Chaoyang
District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail:  ir@sinopec.com
  media@sinopec.com

PLACE OF BUSINESS IN HONG KONG
PLACES WHERE THE INTERIM REPORT IS AVAILABLE FOR INSPECTION
China: USA: UK:
Board Secretariat
Sinopec Corp.
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China

Citibank N.A.
388 Greenwich St., 14th Floor
New York, NY 10013 USA

Citibank N. A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB UK

LEGAL NAME 中国石油化工股份有限公司	20th Floor, Office Tower, Convention Plaza 1 Harbour Road, Wanchai, Hong Kong
CHINESE ABBREVIATION 中國石化	NEWSPAPERS FOR INFORMATION DISCLOSURE IN MAINLAND CHINA	PLACES OF LISTING OF SHARES,STOCK NAMES AND STOCK CODES
	China Securities Journal	A Share:	Shanghai Stock Exchange
ENGLISH NAME China Petroleum & Chemical Corporation	Shanghai Securities News Securities Times		Stock name: Sinopec Corp. Stock code: 600028
ENGLISH ABBREVIATION Sinopec Corp.	INTERNET WEBSITE PUBLISHING THIS INTERIM REPORT Designated by the China Securities Regulatory	H Share:	Hong Kong Stock Exchange Stock code: 0386
LEGAL REPRESENTATIVE Mr. Su Shulin	Commission: http://www.sse.com.cn	ADR:	New York Stock Exchange Stock code: SNP
AUTHORISED REPRESENTATIVE Mr. Wang Tianpu, Mr. Chen Ge	The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"): http://www.hkex.com.hk		London Stock Exchange Stock code: SNP
SECRETARY TO THE BOARD OF DIRECTORS Mr. Chen Ge	The Company’s Website: http://www.sinopec.com

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

Items	At 30 June 2010 RMB millions	At 31 December 2009 RMB millions	Changes from the end of last year (%)

Total assets	920,795	866,475	6.3
Total equity attributable to equity shareholders of the Company	402,930	377,182	6.8
Net assets per share (RMB) (Fully diluted)	4.647	4.350	6.8
Adjusted net assets per share (RMB)	4.568	4.272	6.9

	Six-month periods ended 30 June		Changes over the same
Items	2010 RMB millions	2009 RMB millions	period of the preceding year (%)
Operating profit	47,986	43,999	9.1
Profit before taxation	48,335	43,768	10.4
Net profit attributable to equity shareholders of the Company	35,429	33,190	6.7
Net profit attributable to equity shareholders of the Company
before extraordinary gain and loss	34,948	33,285	5.0
Weighted average return on net assets (%)	8.98	9.59	(0.61)
			percentage points
Basic earnings per share (RMB)	0.409	0.383	6.7
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.403	0.384	5.0
Diluted earnings per share (RMB)	0.403	0.380	6.1
Net cash flow from operating activities	50,055	82,370	(39.2)
Net cash flow from operating activities per share (RMB)	0.577	0.950	(39.2)

Extraordinary items and corresponding amounts:

Items	Six-month periods ended 30 June 2010 (Income)/expense RMB millions

Gain on disposal of non-current assets	(361)
Donations	32
Gain on holding and disposal of various investments	(311)
Other non-operating income and expenses, net	(14)
Subtotal	(654)
Tax effect	164
Total	(490)
Attributable to:
Equity shareholders of the Company	(481)
Minority interests	(9)

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS")

			Changes
			over the same
	Six- month periods ended 30 June		period of the
	2010	2009	preceding year
Items	RMB millions	RMB millions	(%)

Operating profit	49,775	46,182	7.8
Profit attributable to equity shareholders of the Company	35,460	33,246	6.7
Return on capital employed (%) Note	6.04	6.39	(0.35)
			percentage points
Basic earnings per share (RMB)	0.409	0.383	6.7
Diluted earnings per share (RMB)	0.403	0.381	5.8
Net cash generated from operating activities	47,555	79,079	(39.9)
Net cash generated from operating activities per share (RMB)	0.548	0.912	(39.9)

Note: Return on capital employed = operating profit x (1 - income tax rate)/capital employed

			Changes
	At 30 June	At 31 December	from the end
	2010	2009	of last year
Items	RMB millions	RMB millions	(%)

Total assets	929,476	877,842	5.9
Total equity attributable to equity shareholders of the Company	401,440	375,661	6.9
Net assets per share (RMB)	4.630	4.333	6.9
Adjusted net assets per share (RMB)	4.551	4.254	7.0

3	DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS ARE SHOWN ON PAGE 132 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.	Unit: 1,000 Shares

		Before change			Increase/(decrease)				After change
		Number	Percentage %	New share issued	Bonus issued	Conversion from reserve	Others	Sub-total	Number	Percentage %
1	RMB ordinary shares	69,921,951	80.65	—	—	—	89	89	69,922,040	80.65
2	Foreign shares listed domestically	—	—	—	—	—	—	—	—	—
3	Foreign shares listed overseas	16,780,488	19.35	—	—	—	—	—	16,780,488	19.35
4	Others	—	—	—	—	—	—	—	—	—
Total Shares		86,702,439	100.00	—	—	—	89	89	86,702,528	100.00

Note:
From 25 February 2010 to 3 March 2010, total number of shares of Sinopec Corp. increased by 88,774, as a result of exercise of warrants embedded in the bonds of RMB 30 billion issued by Sinopec Corp. For details, please refer to item 18 in “Significant Events".

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2010, there were a total of 956,305 shareholders of Sinopec Corp., of which 949,158 were holders of A share and 7,147 were holders of H share. The public float of Sinopec Corp. satisfied the minimum requirements under the Listing Rules of Hong Kong Stock Exchange.

(1)	Top ten shareholders	Unit: 1,000 shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares at the end of reporting period (%)	Number of shares held at the end of reporting period	Number of shares with selling restrictions	Number of shares pledged or lock-ups

China Petrochemical Corporation	A share	75.84	65,758,044	0	0
HKSCC (Nominees) Limited	H share	19.26	16,698,441	0	Unknown
Guotai Junan Securities Co., Ltd	A share	0.29	255,461	0	0
China Life Insurance Corp.-Dividend-	A share	0.15	131,668	0	0
Individual Dividend-005L-FH002
Shanghai
China International Fund	A share	0.06	52,500	0	0
Management Advantage
Securities Investment Fund
Shanghai Stock Exchange
Tradable Open-ended	A share	0.05	44,655	0	0
Index 50 Fund
Harvest Stable Open-ended Securities	A share	0.05	42,998	0	0
Investment Fund
Fortune SGAM Selected Sectors Fund	A share	0.04	38,090	0	0
Changsheng Tongqing	A share	0.04	37,017	0	0
Detachable Equity
Investment Fund
National Social Security
Fund 102 Portfolio	A share	0.04	33,243	0	0

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders.

(2)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2010

Name of shareholders	Status of shareholders	Number of shares with interests held or regarded as being held (share)	As a percentage of total interests (H share) of Sinopec Corp.
			(%)

JPMorgan Chase & Co.	Beneficial owner	127,283,915(L)	0.76
		69,014,671(S)	0.41
	Investment manager	742,050,497(L)	4.42
	Custodian corporation/Approved lending agent	631,791,703(L)	3.77
Blackrock Inc.	Interests of corporation controlled	1,161,200,884(L)	6.92
	by the substantial shareholder	9,967,552(S)	0.06
Templeton Asset Management Ltd.	Investment manager	855,319,203(L)	5.10

Note: (L): Long position, (S): Short position.

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER
There were no changes in the controlling shareholders or the effective controller in the reporting period.

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW

In the first half of 2010, the Chinese economy grew relatively fast, with GDP increasing by 11.1% over the same period of last year. The Chinese government raised the benchmark wellhead price of domestic onshore natural gas and piloted the oil & gas resources tax reform in Xinjiang Autonomous Region. Domestic demand for oil products and chemical products has grown steadily. According to the Company’s statistics, domestic apparent consumption of oil products (inclusive of gasoline, diesel and kerosene) increased by 12.5% over the same period last year, and ethylene equivalent consumption increased by 9.6% over the same period of last year.

In the first half of 2010, the Company achieved encouraging operational results through fully leveraging its synergy, proactively expanding market to enlarge business volume, focusing on satisfying customer needs, further enhancing integration among production, sales and research, and optimising product mix in line with market demands.
1	PRODUCATION AND OPERATION

(1)	Exploration and Production Segment

In the first half of 2010, international crude oil price fluctuated within a certain range. Average Platts Brent Price was US$ 77.27/barrel, representing an increase of 49.8% over the same period of last year. The trend of domestic crude oil price generally followed the trend in the international markets.

Movement of International Crude Oil Price

In exploration, the Company made new discoveries in oil and natural gas exploration in Tarim Basin, southeastern Sichuan and western Sichuan. In development and production, the Company enhanced development rates, recovery rates and single-well productivity. The Sichuan-to-East China Gas Pipeline Project achieved stable operation after start-up and the Company’s natural gas production grew significantly over the same period last year. In the first half of this year, the Company produced 149 million barrels of crude oil, flat from a year earlier, and produced 200.6 billion cubic feet of natural gas, representing an increase of 40.7% compared with the same period of last year.

Summary of Operations of Exploration and Production Segment

	Six-month periods ended 30 June		Changes
	2010	2009	%

Crude oil production (mmbbls)	149.19	149.12	0.05
Natural gas production (bcf)	200.55	142.51	40.7
Newly added proved reserve of crude oil (mmbbls)	129.86	137.74	(5.7)
Newly added proved reserve of natural gas (bcf)	48.22	(131.64)	—

	At 30 June	At 31 December	Changes
	2010	2009	(%)

Proved reserve of crude oil (mmbbls)	2,801	2,820	(0.7)
Proved reserve of natural gas (bcf)	6,586	6,739	(2.3)

Note: Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet

(2)	Refining

In the first half of 2010, the Company focused on timely adjusting the product mix in response to the changing market. Refineries maintained high utilisation rate, resulting in production increase of both jet fuel and light chemical feedstock. At the same time,  the Company further reduced costs and improved efficiency through optimising resources, operations and management. We put revamping and expansion facilities into operation in an effort to accelerate the improvement of oil products quality. Leveraging its brand power, the Company stepped up its marketing efforts in promoting lubricants, asphalt and petroleum coke, etc. In the first half of this year, the refinery throughput reached 101 million tonnes, representing an increase of 16.7% compared with the same period last year.

Summary of Operations of Refining Segment

	Six-month periods ended 30 June		Changes
	2010	2009	%

Refinery throughput (million tonnes)Note 1	101.45	86.90	16.7
Gasoline, diesel and kerosene production (million tonnes)	60.52	54.04	12.0
Including: Gasoline (million tonnes)	17.77	16.99	4.6
Diesel (million tonnes)	36.72	32.40	13.3
Kerosene (million tonnes)	6.03	4.64	30.0
Light chemical feedstock production (million tonnes)	17.15	12.04	42.4
Light products yield (%)	75.60	74.94	0.66
			percentage points
Refining yield (%)	94.65	93.84	0.81
			percentage points

Note 1: Refinery throughput is converted at 1 tonne = 7.35 barrels
Note 2: 100% production of joint ventures was included.

(3)	Marketing and Distribution

In the first half of 2010, with enhanced marketing initiatives, the Company strengthened and grew sales to end-market customers in face of strong market competition due to sufficient supply in the domestic market. The Company made timely adjustment of its marketing strategy and managed to enlarge the scale of its marketing operations. Sales volume of jet fuel and fuel oil was increased. The Company also improved its customer service system in an effort to increase direct sales. To enhance its marketing network and further boost service station business, the Company further improved the location of its oil depots, accelerated refurbishment ofstations, and focused on its non-fuel business.

The Company actively fulfilled its social responsibilities by ensuring oil products supply for the earthquake relief work at Yushu, Qinghai, the rescue and rehabilitation in areas of Southern China with serious draught and flood damage, and supplied clean fuel for the Expo 2010 Shanghai, and the summer harvest and planting season.

In the first half of this year, the Company’s total domestic sales volume of oil products reached 68.15 million tonnes, representing an increase of 18.1% compared with the same period of last year.

Summary of Operations of Marketing and Distribution Segment

	Six-month periods ended 30 June		Changes
	2010	2009	%

Total domestic sales volume of oil products (million tonnes)	68.15	57.71	18.1
Including: Retail sales (million tonnes)	41.70	37.43	11.4
Direct sales (million tonnes)	15.70	11.44	37.2
Wholesale (million tonnes)	10.75	8.83	21.7
Average annual throughput per station (tonne/station)	2,841	2,596	9.4

	At 30 June 2010	At 31 December 2009	Increase/ decrease at the end of the reporting period over that of the last year
			(%)

Total number of service stations	29,950	29,698	0.8
Including: Number of company-operated service stations	29,357	29,055	1.0
Number of franchised service stations	593	643	(7.8)

(4)	Chemicals

In the first half of 2010, the Company adjusted it business operations in line with market demand. By continuing to pay close attention to production management, the Company also ensured safe operation of its plants at a high utilisation rate. The Company pushed forward new product development and adjusted its product mix to produce more value-added products that are well received by the market. To further develop the strategic cooperation formed with key customers, the Company provided additional technical services and enhanced intergration among production, sales and R&D that created more value for customers. The Company sold all finished products including the extra volumes produced from the expanded capacity after the start-up of ethylene project in Fujian, Tianjin and Zhenhai. In the first half of this year, the output of ethylene reached 4.202 million tonnes, representing an increase of 41.3% compared with the same period of last year, and the total sales of chemical products reached 23.678 million tonnes.

Summary of Production of Major Chemical Products	Unit: 1,000 tonnes

	Six-month periods ended 30 June		Changes
	2010	2009	%

Ethylene	4,202	2,973	41.3
Synthetic resin	6,088	4,738	28.5
Synthetic fibre monomer and polymer	4,275	3,721	14.9
Synthetic fibre	676	629	7.5
Synthetic rubber	485	409	18.6
Urea	932	892	4.5

Note: 100% production of joint ventures was included.

2	ENERGY SAVING AND EMISSION REDUCTION

The Company places considerable emphasis on resource saving and environmental protection. In the first half of 2010, the Company completed the overall upgrade of gasoline quality to meet GB III standard and upgraded gasoline quality to meet GB IV standard in Beijing, Shanghai and Guangzhou. In the first half of this year, the Company’s overall energy intensity dropped by 5.0% year on year. Compared with the first half of 2009, its comprehensive unit energy consumption in crude oil & natural gas production dropped by 2.1%, the comprehensive unit energy consumption involved in refining dropped by 5.6%, and the unit fuel and power consumption of ethylene plants dropped by 2.9%.  Total volume of COD from its major pollutants dropped by 0.4%, and its total volume of sulphur dioxide emission dropped by 14% compared to the same period of last year.

3	CAPITAL EXPENDITURE

In the first half of 2010, the Company’s total capital expenditure was RMB 34.796 billion. The capital expenditure for exploration and production segment was RMB 15.348 billion, which was mainly used for exploration of crude oil & natural gas resources and key capacity-building projects, with newly-built production capacity of 2.46 million tonnes per annum of crude and 0.17 billion cubic meters per annum of natural gas. The capital expenditure for the refining segment was RMB 4.875 billion, which was mainly used for upgrading oil products quality, refinery revamping projects to process low grade crude, and the storage facilities and pipeline construction projects. The capital expenditure for the marketing and distribution segment was RMB 7.659 billion, which was mainly used for building and acquiring service stations in key areas, accelerating the construction of pipelines, improving the sales network of refined products, and developing 838 service stations. The capital expenditure for the chemicals segment was RMB 6.543 billion, with which the ethylene project in Zhenhai was completed and such key projects as the ethylene project in Wuhan progressed well. The capital expenditure for corporate and others was RMB 371 million.

BUSINESS PROSPECTS

Looking into the second half of this year, China will further implement policies to increase domestic demand, sustain economic growth, adjust structure and transform economic growth pattern. As a result of these measures the Chinese economy is expected to continue to grow relatively fast. The international crude oil price in the second half of 2010 is expected to continue to fluctuate in a certain range, while domestic demand for both oil products and chemical products is expected to maintain its steady growth.

The Company will further expand its resource base, expand its markets and reduce costs. Focusing on efficiency and profitability, the Company will optimise production operations and ensure a stable supply to the domestic market.

In respect of exploration and production, the Company will further optimise the exploration portfolio, attach particular emphasis on the planning of geophysical exploration, and give impetus to sound development of exploration. The Company will enhance the execution of various development and production activities, increase the construction of production capacity and focus on improving development rates, recovery rates, and single well productivity. Meanwhile, the Company will work to ensure smooth connection between production and sale, as well as safe transmission of natural gas. In the second half of this year, the Company plans to produce 21.54 million tonnes of crude oil and 6.32 billion cubic meters of natural gas.

In respect of refining, the Company will further optimise resource allocation; carry out crude oil procurement in line with market trends as well as the dynamics of market supply and demand. The Company will also optimise its logistics system to reduce the cost. To ensure the stable supply of oil products for the domestic market, the Company will optimise its production plan to operate its refineries at high utilisation rate. The Company will further adjust the product mix to meet the demands for chemical feedstock, and will improve the sales and marketing of products such as lubricants, asphalt and petroleum coke. In the second half of this year, the Company plans to process 102 million tonnes of crude oil.

In respect of marketing and distribution, the Company will implement a marketing strategy that is flexible enough to steer the Company through the changing market environment with increased awareness of competition. Efforts will also be made to strengthen and expand its end market, as well as improve product quality control. The Company will enhance Sinopec’s image of “Quality and Quantity”.  In the second half of the year, the Company will work to optimise its logistics and improve its marketing network. Meanwhile, the Company will speed up the development of its non-fuel business and actively promote the value-added service of IC fuel cards. In the second half of this year, the Company plans a total domestic sales volume of oil products at 68.15 million tonnes.

In respect of its chemical segment, the Company will continue to follow a strategy that is market oriented and profitability driven. It will further enhance the integration among production, marketing and R&D. The Company will closely monitor plant operations and changes in feedstock and inventory.  It will also closely balance the materials procurement, production and sales. The Company will ensure safe operation of its new facilities, such as the Zhenhai ethylene plant, and maintain stable and efficient operation of existing plants. The Company will continually adjust its product mix and endeavor to sell all products in a timely manner based on market conditions. The Company will strengthen its marketing network and maximise profitability of its chemical segment. In the second half of this year, the Company plans to produce 4.60 million tonnes of ethylene.

In the second half of 2010, Sinopec Corp will actively adjust its business structure, expand its markets, enhance precise management, endeavor to achieve further progress on cost savings, tap potentials to increase profitability, and strive for delivering an excellent performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE ABSTRACTED FROM THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS").

1	CONSOLIDATED RESULTS OF OPERATIONS

In the first half of 2010, the Company’s turnover and other operating revenues amounted to RMB 936.5 billion, and the operating profit was RMB 49.8 billion, representing an increase of 75.4% and 7.8% respectively, over the same period of 2009. It is attributable to the steady progress of domestic economic recovery, the growing demand for petroleum and petrochemical products, continued expansion of the Company’s operational scale and rising prices of crude oil, refined oil products and chemical products as compared with the same period of last year. The Company actively took various measures to fully exert the scale and integration advantages and steadily increase its market share, and therefore achieved satisfying operational performance.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

		Six-month periods ended 30 June
		2010 RMB millions	2009 RMB millions	Change (%)

Turnover and other operating revenues		936,523	534,025	75.4
Of which:	Turnover	923,123	523,015	76.5
	Other operating revenues	13,400	11,010	21.7
Operating expenses		(886,748)	(487,843)	81.8
Of which:	Purchased crude oil, products, and operating supplies and expenses	(741,121)	(361,460)	105.0
	Selling, general and administrative expenses	(22,885)	(22,471)	1.8
	Depreciation, depletion and amortisation	(26,800)	(24,584)	9.0
	Exploration expenses (including dry holes)	(5,747)	(4,392)	30.9
	Personnel expenses	(15,019)	(12,919)	16.3
	Taxes other than income tax	(75,410)	(61,518)	22.6
	Other operating income/(expenses) (net)	234	(499)	—
Operating profit		49,775	46,182	7.8
Net finance costs		(3,431)	(3,995)	(14.1)
Investment income and share of profit less losses from associates and jointly controlled entities		2,033	1,647	23.4
Profit before taxation		48,377	43,834	10.4
Income tax expense		(11,028)	(9,121)	20.9
Profit for the period		37,349	34,713	7.6
Attributable to:
Equity shareholders of the Company		35,460	33,246	6.7
Non-controlling interests		1,889	1,467	28.8

(1)	Turnover and other operating revenues

In the first half of 2010, the Company’s turnover was RMB 923.1 billion, representing an increase of 76.5% over the first half of 2009. This was mainly due to expanded business scale, higher prices of crude oil, refined oil products and chemical products as compared with the same period of last year.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products from the first half of 2010 to the first half of 2009:

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2010	2009	(%)	2010	2009	(%)

Crude oil	2,327	2,430	(4.2)	3,363	1,699	97.9
Natural gas (million cubic meters)	4,138	3,105	33.3	1,027	934	10.0
Gasoline	21,215	18,793	12.9	7,205	5,852	23.1
Diesel	43,725	36,166	20.9	5,847	4,631	26.3
Kerosene	6,439	4,994	28.9	4,663	3,385	37.8
Basic chemical feedstock	8,253	4,872	69.4	5,533	4,061	36.2
Monomer and polymer for
synthetic fibre	2,751	2,070	32.9	8,142	6,008	35.5
Synthetic resin	4,712	4,015	17.4	9,226	7,547	22.2
Synthetic fibre	728	691	5.4	11,171	8,481	31.7
Synthetic rubber	606	487	24.4	15,687	10,177	54.1
Chemical fertilizer	916	889	3.0	1,649	1,750	(5.8)

Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In the first half of 2010, the turnover from crude oil and natural gas sold externally amounted to RMB 13.8 billion, increased by 74.4% over the same period of 2009, accounting for 1.5% of the Company’s turnover and other operating revenues. The change was mainly due to the increase in prices of crude oil and natural gas.

The refining segment and marketing and distribution segment of the Company sold petroleum products (mainly consisting of refined oil products and other refined petroleum products), achieving external sales revenue of RMB 567.0 billion, representing an increase of 59.7% over the same period of 2009 and accounting for 60.5% of the Company’s turnover and other operating revenues. This mainly owes to the increase in sales volume and price of refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 438.5 billion, representing an increase of 48.9% over the same period in 2009, accounting for 77.3% of the sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 128.5 billion, representing an increase of 112.4% compared with the first half of 2009, accounting for 22.7% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 134.1 billion, representing an increase of 66.8% over the same period of 2009, accounting for 14.3% of its turnover and other operating revenues. This was mainly due to the increase in sales volume and price of chemical products.

(2)	Operating expenses

In the first half of 2010, the Company’s operating expenses were RMB 886.7 billion, representing an increase of 81.8% over the first half of 2009. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 741.1 billion in the first half of 2010, representing an increase of 105.0% over the same period of 2009, accounting for 83.6% of the total operating expenses, of which:

l
Procurement cost of crude oil was RMB 294.3 billion, representing an increase of 84.0% over the same period of 2009. Throughput of crude oil purchased externally in the first half of 2010 was 74.68 million tonnes (excluding the amount processed for third parties) increased by 14.2% over the first half of 2009. The average unit processing cost of crude oil purchased externally RMB 3,940 per tonne, increased by 61.1% over the first half of 2009.

l
The Company’s other purchasing expenses were RMB 446.8 billion, representing an increase of 121.6% over the first half of 2009. This was mainly due to the higher cost of refined oil products and other feedstock purchased externally and higher procurement cost by its subsidiary trading companies.

Selling, general and administrative expenses of the Company totaled RMB 22.9 billion, representing an increase of 1.8% over the first half of 2009.

Depreciation, depletion and amortization expenses of the Company were RMB 26.8 billion, representing an increase of 9.0% compared with the first half of 2009. This was mainly due to the continuous investment in fixed assets in recent years.

Exploration expenses in the first half of 2010 were RMB 5.7 billion, representing an increase of 30.9% compared with the first half of 2009, mainly owing to the Company’s increased investment in exploration in blocks such as northeastern Sichuan, western Sichuan and Ordos.

Personnel expenses were RMB 15.0 billion, representing an increase of 16.3% compared with the first half of 2009, which was mainly because the Company provided for enterprise’s annuity fund, performance salary, and housing subsidy for employees who began to work after 31 December 1998, in accordance with relevant requirements.

Taxes other than income tax totaled RMB 75.4 billion, representing an increase of 22.6% compared with the first half of 2009. It was mainly due to the increase of special oil income levy by RMB 9.5 billion caused by rising crude oil price, as compared with the first half of 2009. Meanwhile, as a result of sales volume increase, the consumption tax, city construction tax and educational surcharge increased by RMB 4.2 billion over the first half of 2009.

(3)	Operating profit
In the first half of 2010, the Company’s operating profit was RMB 49.8 billion, representing an increase of 7.8% over the same period of 2009.

(4)	Net finance costs

In the first half of 2010, the Company’s net financing costs were RMB 3.4 billion, representing a decrease of 14.1% compared with the first half of 2009. This was due to decreased scale of the Company’s interest-bearing borrowing, leading to a decrease of net interest expenses by RMB 0.3 billion compared with the first half of 2009. It was also due to a year over year increase of RMB 0.3 billion of gain from changes in fair value of the embedded derivative component of its overseas convertible bonds resulting from the change in the H-share price of Sinopec Corp.

(5)	Profit before taxation
In the first half of 2010, the Company’s profit before taxation amounted to RMB 48.4 billion, representing an increase of 10.4% compared with the same period of 2009.

(6)	Income tax expense
In the first half of 2010, the income tax expense of the Company totaled RMB 11.0 billion, with an increase of 20.9% over the same period of 2009.

(7)	Profit attributable to non-controlling interests of the Company

In the first half of 2010, profit attributable to non-controlling interests of the Company was RMB 1.9 billion, representing an increase of 28.8% over the same period of 2009. This was mainly due to increase of profits of the controlled subsidiaries of the Company compared with the same period of 2009.

(8)	Profit attributable to equity shareholders of the Company
In the first half of 2010, profit attributable to equity shareholders of the Company was RMB 35.5 billion, representing an increase of 6.7% over the same period of 2009.

2	DISCUSSION ON RESULTS OF SEGMENT OPERATION

The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include “other operating revenues”.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

			As a percentage of		As a percentage of
			consolidated operating		consolidated operating
			revenue before elimination		revenue after elimination
	Operating revenues		of inter-segment sales		of inter-segment sales
	Six-month periods		Six-month periods		Six-month periods
	ended 30 June		ended 30 June		ended 30 June
	2010	2009	2010	2009	2010	2009
	RMB millions		(%)		(%)

Exploration and Production Segment
External sales	19,812	13,947	1.2	1.5	2.1	2.6
Inter-segment sales	61,666	32,229	3.8	3.4
Operating revenues	81,478	46,176	5.0	4.9
Refining Segment
External sales	79,938	40,871	5.0	4.3	8.5	7.7
Inter-segment sales	383,925	260,993	23.8	27.4
Operating revenues	463,863	301,864	28.8	31.7
Marketing and Distribution Segment
External sales	491,303	316,674	30.5	33.3	52.5	59.3
Inter-segment sales	1,483	1,096	0.1	0.1
Operating revenues	492,786	317,770	30.6	33.4
Chemicals Segment
External sales	136,682	82,536	8.5	8.7	14.6	15.5
Inter-segment sales	16,375	8,256	1.0	0.9
Operating revenues	153,057	90,792	9.5	9.6
Corporate and Others
External sales	208,788	79,997	13.0	8.3	22.3	14.9
Inter-segment sales	210,767	115,429	13.1	12.1
Operating revenues	419,555	195,426	26.1	20.4
Operating revenue before elimination of inter-segment sales	1,610,739	952,028	100.0	100.0
Elimination of inter-segment sales	(674,216)	(418,003)
Consolidated operating revenues	936,523	534,025			100.0	100.0

Note: Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes between the first half of 2010 and the first half of 2009.

	Six-month periods ended 30 June
	2010 RMB millions	2009 RMB millions	Change (%)

Exploration and Production Segment
Operating revenues	81,478	46,176	76.5
Operating expenses	59,489	40,675	46.3
Operating profit	21,989	5,501	299.7
Refining Segment
Operating revenues	463,863	301,864	53.7
Operating expenses	458,177	281,966	62.5
Operating profit	5,686	19,898	(71.4)
Marketing and Distribution Segment
Operating revenues	492,786	317,770	55.1
Operating expenses	478,336	305,262	56.7
Operating profit	14,450	12,508	15.5
Chemicals Segment
Operating revenues	153,057	90,792	68.6
Operating expenses	144,713	81,031	78.6
Operating profit	8,344	9,761	(14.5)
Corporate and others
Operating revenues	419,555	195,426	114.7
Operating expenses	420,249	196,912	113.4
Operating profit	(694)	(1,486)	—

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold externally to other customers.

In the first half of 2010, operating revenues of the segment were RMB 81.5 billion, representing an increase of 76.5% over the first half of 2009. This was mainly attributable to the significant increase in crude oil price.

In the first half of 2010, the segment sold 19.90 million tonnes of crude oil and 4.73 billion cubic meters of natural gas, representing an increase of 0.7% and 40.4% respectively compared with the first half of 2009. The average realised selling price of crude oil and natural gas were RMB 3,422 per tonne and RMB 1,059 per thousand cubic meters respectively, representing an increase of 89.3% and 10.2% respectively over the same period of 2009.

In the first half of 2010, the operating expenses of the segment were RMB 59.5 billion, representing an increase of 46.3% over the first half of 2009. The increase was mainly due to the following:

• Special oil income levy paid by the Company increased by RMB 9.5 billion compared with the same period 2009 due to the significant increase in the price of crude oil;

•
Depreciation, depletion and amortisation increased by RMB 1.5 billion over the first half of 2009, mainly caused by growth in depreciation and depletion of crude oil & natural gas assets resulting from investment;

•
Exploration expenses (including cost of dry holes) increased by RMB 1.4 billion over the first half of 2009, mainly owing to the Company’s increased investment in exploration in blocks such as northeastern Sichuan, western Sichuan and Ordos.

In the first half of 2010, the lifting cost for crude oil and natural gas was RMB 623 per tonne, increased by 2.4% over the same period of 2009.

In the first half of 2010, the E&P segment achieved stable production in crude oil and significant increase of production in natural gas. With the increased of crude oil prices, its operating profit was RMB 22.0 billion, representing an increase of 299.7% over the first half of 2009.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from the third parties and the exploration and production segment of the Company and processing crude oil into refined petroleum products, among which, gasoline, diesel and kerosene are internally sold to the marketing and distribution segment of the Company. Part of the chemical feedstock is sold to the chemicals segment of the Company. Other refined petroleum products are sold to both domestic and overseas customers through refinery segment.

In the first half of 2010, operating revenues of this segment totaled RMB 463.9 billion, representing an increase of 53.7% over the same period of 2009. This was mainly attributable to the increased sales volume and price of its refined products.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2010 and of 2009.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2010	2009	(%)	2010	2009	(%)

Gasoline	15,945	15,723	1.4	6,534	5,153	26.8
Diesel	32,929	30,096	9.4	5,489	4,215	30.2
Chemical feedstock	16,593	12,841	29.2	4,654	2,700	72.4
Other refined petroleum products	24,072	20,565	17.1	4,126	2,801	47.3

In the first half of 2010, the sales revenues of gasoline were RMB 104.2 billion, representing an increase of 28.6% over the same period of 2009, accounting for 22.5% of this segment’s operating revenues.

In the first half of 2010, the sales revenues of diesel were RMB 180.7 billion, representing an increase of 42.5% over the same period of 2009, accounting for 39.0% of this segment’s operating revenues.

In the first half of 2010, the sales revenues of chemical feedstock were RMB 77.2 billion, representing an increase of 122.5% over the same period of 2009, accounting for 16.6% of this segment’s operating revenues.

In the first half of 2010, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 99.3 billion, representing an increase of 72.4% over the same period of 2009, accounting for 21.4% of this segment’s operating revenues.

In the first half of 2010, this segment’s operating expenses were RMB 458.2 billion, representing an increase of 62.5% over the same period of 2009, mainly attributable to the significant increase in crude oil prices.

In the first half of 2010, the average processing cost was RMB 3,871 per tonne, representing an increase of 64.6% over the same period of 2009. Crude oil processed totaled 90.61 million tonnes (excluding volume processed for third parties), representing an increase of 11.6% over the first half of 2009. In the first half of 2010, the total costs of crude oil processed were RMB 350.8 billion, representing an increase of 83.7% over the same period of 2009, accounting for 76.6% of the segment’s operating expenses, increasing by 8.9 percentage points over the first half of 2009.

In the first half of 2010, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 132.4 per tonne, representing an increase of 1.4% compared with that in the first half of 2009.

In the first half of 2010, the crude oil price increased significantly over the first half of 2009. Confronted with the difficult situation of increasing crude oil cost, the segment optimised the production scheme, adjusted product mix, and maintained operation at a high utilisation rate. The refining margin (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax, and then divided by the throughput of crude oil and refining feedstock) of the Company was RMB 237 per tonne, decreased by 45.1% over the same period of 2009. This, was mainly attributable to the increase in international crude oil price which was much greater than that of the sales price of oil products.

The operating profit of the segment totaled RMB 5.7 billion in the first half of 2010, representing an decrease of 71.4% over the same period of 2009.

(3)	Marketing and Distribution Segment

The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2010, the operating revenues of this segment were RMB 492.8 billion, increased by 55.1% over the same period of 2009, which was mainly attributed to the increase in selling price and sales volume of oil products.

In the first half of 2010, the sales revenues of gasoline totaled RMB 153.0 billion, with an increase of 39.0% over the same period of 2009; and the sales revenues of diesel and kerosene totaled RMB 256.8 billion and RMB 30.0 billion, increased by 52.6% and 77.8% respectively over the same period of 2009.

The following table sets forth the sales volumes, average realised prices, and respective rate changes of the four product categories in the first half of 2010 and 2009, including detailed information of different sales channels for gasoline and diesel:

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2010	2009	(%)	2010	2009	(%)

Gasoline	21,239	18,810	12.9	7,204	5,851	23.1
Of which: Retail	16,983	15,232	11.5	7,399	5,995	23.4
Direct sales	1,431	1,154	24.0	6,238	5,222	19.5
Wholesale	2,825	2,424	16.5	6,524	5,245	24.4
Diesel	43,934	36,346	20.9	5,845	4,630	26.2
Of which: Retail	21,726	19,510	11.4	6,125	4,903	24.9
Direct sales	14,590	12,110	20.5	5,644	4,360	29.4
Wholesale	7,618	4,726	61.2	5,432	4,194	29.5
Kerosene	6,424	4,976	29.1	4,663	3,385	37.8
Fuel oil	12,114	6,044	100.4	3,436	2,561	34.2

In the first half of 2010, the operating expenses of the segment were RMB 478.3 billion, representing an increase of 56.7% compared with that in the first half of 2009. This was mainly due to the increase of the volume and prices of purchased oil products compared with the same period of last year.

In the first half of 2010, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 159.93 per tonne, representing a decrease of 2.6% compared with that in the first half of 2009.

In the first half of 2010, the marketing and distribution segment actively increase its sales volume of oil products.  Its operating profit was RMB 14.5 billion, representing an increase of 15.5% over the same period of 2009.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2010, operating revenues of the chemicals segment were RMB 153.1 billion, representing an increase of 68.6% over the same period of 2009, which was primarily due to the increase in prices and sales volume of major chemical products.

The sales revenue generated from this segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertilizer) totaled approximately RMB 144.3 billion, representing an increase of 79.7% over the same period of 2009, accounting for 94.3% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment’s six categories of chemical products in the first half of 2010 and 2009.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2010	2009	(%)	2009	2010	(%)

Basic organic chemicals	10,701	6,488	64.9	5,521	3,859	43.1
Synthetic fibre monomer
and polymer	2,768	2,084	32.8	8,133	6,001	35.5
Synthetic resin	4,717	4,022	17.3	9,226	7,549	22.2
Synthetic fibre	728	691	5.4	11,171	8,481	31.7
Synthetic rubber	606	489	23.9	15,687	10,174	54.2
Chemical fertilizer	917	889	3.1	1,649	1,750	(5.8)

In the first half of 2010, the operating expense of the chemicals segment was RMB 144.7 billion, representing an increase of 78.6% over the first half of 2009. This was mainly attributable to the increase in volume of purchased feedstock and unit cost.

In the first half of 2010, the chemicals segment optimised operation of its plants and made great efforts to expand the market. The operating profit of this segment was RMB 8.3 billion in the first half of 2010, representing a decrease of 14.5% over the same period of 2009. This was mainly attributable to the narrowed spread between the price of the chemical products and the unit cost of feedstock in the second quarter.

(5)	Corporate and Others

The business activities of corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2010, the operating revenues generated from corporate and others was RMB 419.6 billion, representing an increase of 114.7% over the first half of 2009. This mainly resulted from the rising prices of crude oil and petrochemical products, The subsidiary trading companies increased their import and export revenue of crude oil and oil products by RMB 223.5 billion over the same period last year. Among which, crude oil trading revenue increased by RMB 195.5 billion, trading volume of crude oil increased by 28.31 million tonnes, and selling price of crude oil increased by RMB 1,293/tonne over the same period of last year respectively.

In the first half of 2010, the operating expense was RMB 420.2 billion, representing an increase of 113.4% over the same period of 2009. This was mainly due to the increase in procurement cost of the subsidiary trading companies.

The operating loss amounted to RMB 0.7 billion, representing a year-on-year decrease of losses by RMB 0.8 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

(1)	Assets, liabilities and equity	Units: RMB millions

	At 30 June 2010	At 31 December 2009	Amount of changes
Total assets	929,476	877,842	51,634
Current assets	259,197	201,280	57,917
Non-current assets	670,279	676,562	(6,283)
Total liabilities	503,287	478,989	24,298
Current liabilities	311,047	313,419	(2,372)
Non-current liabilities	192,240	165,570	26,670
Total equity attributable to
equity shareholders
of the Company	401,440	375,661	25,779
Share capital	86,702	86,702	—
Reserves	314,738	288,959	25,779
Non-controlling interests	24,749	23,192	1,557
Total equity	426,189	398,853	27,336

At 30 June 2010, the Company’s total assets were RMB 929.5 billion, representing an increase of RMB 51.6 billion compared with that at the end of 2009, of which:

•
Current assets increased by RMB 57.9 billion from that at the end of 2009 to RMB 259.2 billion, mainly attributable to the fact that the inventory of the Company increased by RMB 20.9 billion over the beginning of this year as a result of the rise in prices of crude oil and other raw materials. As the operating revenue grew, the accounts receivable, net and bills receivable increased by RMB 19.1 billion and RMB 7.6 billion, respectively as compared with that at the beginning of the year.

•
Non-current assets was decreased by RMB 6.3 billion from that at the end of 2009 to RMB 670.3 billion. This was mainly attributable to the fact that the Company’s sale of certain constructions in progress to its jointly controlled entity and the transfer to fixed assets after completion of certain construction projects caused a decrease of RMB 24.5 billion in construction in progress. The properties, plant and equipment, net increased by RMB 13.0 billion, and the Company’s interests in associates and jointly controlled entities increased by RMB 5.6 billion.

At 30 June 2010, the Company’s total liabilities were RMB 503.3 billion, representing an increase of RMB 24.3 billion compared with that at the end of 2009, of which:

•
Current liabilities decreased by RMB 2.4 billion from that at the end of 2009 to RMB 311.0 billion, mainly because of the decrease of RMB 14.7 billion of short-term debts and loans from China Petrochemical Corporation and fellow subsidiaries. Due to the expansion of business scale, the accounts payable and bills payable increased by RMB 13.5 billion.

• Non-current liabilities increased by RMB 26.7 billion from that at the end of 2009 to RMB 192.2 billion, mainly because of the Company’s issuance of RMB 20.0 billion corporate bonds.

At 30 June 2010, the total equity attributable to equity shareholders of the Company was RMB 401.4 billion, representing an increase of RMB 25.8 billion compared with that at the end of 2009, which was due to the increase of reserves.

(2)	Cash Flow
In the first half of 2010, the net increase in cash and cash equivalents was RMB 6.5 billion, i.e. increasing from RMB 8.7 billion at 31 December 2009 to RMB 15.2 billion at 30 June 2010.

The following table sets forth the major items on the consolidated cash flow statements for the first half of 2010 and 2009.

	Units: RMB millions

	Six-month periods ended 30 June		Changes in
Major items of cash flows	2010	2009	amount

Net cash generated from operating activities	47,555	79,079	(31,524)
Net cash used in investing activities	(39,160)	(44,734)	5,574
Net cash used in financing activities	(1,899)	(33,753)	31,854
Net increase in cash and cash equivalents	6,496	592	5,904

In the first half of 2010, net cash generated from operating activities was RMB 47.6 billion, representing a decrease of RMB 31.5 billion over the same period of 2009. This was mainly attributable to the fact that the Company achieved good operating performances in the first half of this year and the profit before taxation increased by RMB 4.5 billion as compared with the same period of last year. Due to the increase of crude oil and other commodities prices and the expansion of business scale, the Company’s working capital decreased by RMB 36.0 billion as compared with the first half of 2009.

In the first half of 2010, net cash used in investing activities was RMB 39.2 billion, representing a decrease of RMB 5.6 billion over the same period of 2009, which was mainly because of the increase of RMB 12.7 billion of cash inflow from the Company’s sale of properties, plant and equipment in the first half of this year and the increase of RMB 4.4 billion of cash outflow from capital expenditure and exploration expense.

In the first half of 2010, the net cash outflow from the financing activities was RMB 1.9 billion, representing a decrease of cash outflow by RMB 31.9 billion over the same period last year, which was mainly attributable to the fact that the Company repaid bank and other loans of RMB 11.9 billion in the first half of this year, representing a decrease of RMB 34.1 billion over the same period of 2009.

(3)	Contingent Liabilities
At 30 June 2010, the amount of guarantees provided by the Company in respect of banking facilities granted to associates and jointly controlled entities amounted to approximately RMB 15.2 billion.

(4)	Capital Expenditures
Please refer to "Capital Expenditure" in the section headed "Business Review and Prospects" in this report.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 132 of this report.

(1) Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month periods ended 30 June
	2010 RMB millions	2009 RMB millions

Operating income
Exploration and Production Segment	81,478	46,176
Refining Segment	463,863	301,864
Marketing and Distribution Segment	492,786	317,770
Chemicals Segment	153,057	90,792
Others	419,555	195,426
Elimination of inter-segment sales	(674,216)	(418,003)
Consolidated operating income	936,523	534,025
Operating profit/(loss)
Exploration and Production Segment	22,036	5,745
Refining Segment	5,643	19,963
Marketing and Distribution Segment	14,162	12,551
Chemicals Segment	8,007	9,650
Others	(747)	(1,439)
Financial expenses, gain/(loss) from changes in fair value and investment income	(1,115)	(2,471)
Consolidated operating profit	47,986	43,999
Net profit attributable to equity shareholders of the Company	35,429	33,190

Operating profit: In the first half of 2010, the operating profit of the Company was RMB 48.0 billion, representing an increase of RMB 4.0 billion or 9.1% over the same period of 2009. This was mainly attributable to the fact that the prices of crude oil, refined oil products and chemical products rose as compared with the first half of 2009, and that the Company leveraged the advantages of scale and integration, made efforts to expand the market, and achieved satisfactory operational performance.

Net profit: In the first half of 2010, the net profit attributable to the equity shareholders of the Company increase by RMB 2.2 billion or 6.7% compared with the first half of 2009 to RMB 35.4 billion.

(2)	Financial data prepared under ASBE:

	At 30 June 2010 RMB millions	At 31 December 2009 RMB millions	Changes RMB millions

Total assets	920,795	866,475	54,320
Non-current liabilities	191,225	164,528	26,697
Shareholders’ equity	427,883	400,585	27,298

Analysis of changes:

Total assets: At 30 June 2010, the Company’s total assets were RMB 920.8 billion, representing an increase of RMB 54.3 billion compared with that at the end of 2009, which was mainly caused by the inventory increase of RMB 20.9 billion over the beginning of this year as a result of the rise in prices of crude oil and other raw materials. The accounts receivable and bills receivable increased by RMB 26.7 billion as compared with those at the beginning of the year owing to the increase of operating revenue.

Non-current liabilities: At 30 June 2010, the Company’s non-current liabilities were RMB 191.2 billion, representing an increase of RMB 26.7 billion compared with that at the end of 2009, mainly because of the Company’s issuance of RMB 20.0 billion of corporate bond in the first half of this year.

Shareholders’ equity: At 30 June 2010, the shareholders’ equity of the Company was RMB 427.9 billion, representing an increase of RMB 27.3 billion compared with that at the end of 2009, mainly because of the increase in undistributed profits of the Company.

(3)	The results of the principal operations by segments

Segment	Income from princpal operations (RMB millions)	Cost of pringcipal operations (RMB millions)	Gros profit margin (%)Note	Increase/ (decrease) of Income from principal operations on a year-on-year basis (%)	Increase/ (decrease) of cost of principal operations on a year-on-year basis	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	81,478	36,633	41.1	76.5	4.3	11.2
Refining	463,863	388,382	2.8	53.7	84.2	(6.0)
Marketing and Distribution	492,786	461,743	6.2	55.1	58.9	(2.2)
Chemicals	153,057	137,045	10.1	68.6	83.2	(7.1)
Corporate and others	419,555	417,378	0.5	114.7	114.3	0.2
Elimination of inter-segment sales	(674,216)	(674,149)	N/A	N/A	N/A	N/A
Total	936,523	767,032	10.0	75.4	97.0	(5.6)

Note: Gross profit margin= (Income from principal operations － Cost of principal operations, tax and surcharges)/Income from principal operations

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE
(1)
During the reporting period, Sinopec Corp. is committed to standard operation and further enhancement of corporate governance. The 2009 Annual General Meeting of Shareholders elected Mr. Ma Weihua and Mr. Wu Xiaogen as independent non-executive directors of the Fourth Session of Board of Directors. Through employees election, Mr. Cui Guoqi and Mr. Chang Zhenyong were elected as employee-representative supervisors of the Fourth Session of the Board of Supervisors. The Audit Committee and the Remuneration and Performance Evaluation Committee were re-elected. The Audit Committee was headed by Mr. Xie Zhongyu, with Mr. Li Deshui and Mr. Wu Xiaogen as members. The Remuneration and Performance Evaluation Committee was headed by Mr. Li Deshui, with Mr. Chen Xiaojin, Mr. Ma Weihua and Mr. Li Chunguang as members. The occupational training and corporate responsibility awareness of newly elected directors and supervisors were strengthened. The Company actively facilitated on-site visits of the members of the Board of Directors and the Board of Supervisors to the subsidiaries of Sinopec Corp. The Articles of Association were revised and improved. The Company further improved internal control system, strengthened internal control examination, strictly followed the procedures and met the requirements of internal control. The Company continued its emphasis on information disclosure and investor relations to enhance the transparency of the Company.

(2)
During the reporting period, neither Sinopec Corp., nor the Board of Directors, nor the incumbent directors were subject to investigation by the China Securities Regulatory Commission (CSRC), or administrative punishment or circular of criticism by CSRC, the Securities and Futures Commission of Hong Kong or the U.S. Securities and Exchange Commission, or any public reprimand by the Shanghai Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange or London Stock Exchange.

	(3)	Equity interests of directors, supervisors and other senior management

During the reporting period, none of the Company’s directors, supervisors or other members of the senior management held any shares of Sinopec Corp. All of the directors confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies according to the requirement of Hong Kong Stock Exchange. During this reporting period, none of the directors, supervisors or other members of the senior management or any of their respective associates had any interests or short positions (including those that were deemed to be such, or regarded as owned in accordance with relevant provisions of the Securities and Futures Ordinance) in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as specified in the Listing Rules of Hong Kong Stock Exchange.

	(4)	Compliance with Code on Corporate Governance Practices

During the reporting period, Sinopec Corp. complied with all the requirements of the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

2	DIVIDEND DISTRIBUTION FOR THE YEAR ENDED 31 DECEMBER 2009 AND INTERIM DIVIDEND DISTRIBUTION PLAN FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2010

	(1)	Dividend distribution for the year ended 31 December 2009

As approved at the 2009 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB 0.11 (inclusive of tax) per share for 2009 was distributed, which amounted to a total cash dividend of RMB 9.537 billion. On 30 June 2010, Sinopec Corp. distributed the final dividend for 2009 to shareholders whose names appeared on the register of members of Sinopec Corp. on 11 June 2010.

For the year of 2009, total cash dividend of RMB 0.18 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 15.606 billion.

	(2)	Interim dividend distribution plan for the six-month period ended 30 June 2010

According to the Articles of Association, the interim dividend distribution plan for the six-month period ended 30 June 2010 was approved at the ninth meeting of the Fourth Session of the Board of Directors. An interim cash dividend of RMB 0.08 (inclusive of tax) per share will be distributed. Based on the total number of shares of 86,702,527,774 as of 30 June 2010, the total cash dividend amounts to RMB 6.936 billion.

The interim dividend will be distributed on or before Thursday, 30 September 2010 to the shareholders whose names appear on the register of members of Sinopec Corp. on Friday, 10 September 2010. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:30pm on Friday, 3 September 2010. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 6 September 2010, to Friday, 10 September 2010 (both dates inclusive).

Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Hong Kong dollar to Renminbi published by the People’s Bank of China during the week prior to the date of declaration of dividends, being Friday, 20 August 2010.

(3)	Taxation

In accordance with the Notice on Taxation of Dividends and Stock (Equity) Transfer Income obtained by Foreign-invested Companies, Foreign Companies and Foreign Citizens (Guoshuifa No.045 [1993]) published by the State Administration of Taxation, foreign individuals holding H Shares are exempted from paying personal income tax on dividends obtained from companies incorporated in PRC that issue H Shares. As stipulated by the Notice on Issues relating to Enterprise Income Tax Withholding over Dividends Distributable to Their H-Share Holders Who are Overseas Non-resident Enterprises by Chinese Resident Enterprises published by the State Administration of Taxation (Guoshuihan No.897 [2008]), when Chinese resident enterprises distribute annual dividends for the year 2008 and years thereafter to their H-Share holders who are overseas non-resident enterprises, the enterprise income tax shall be withheld at a uniform rate of 10%. Any H shares of the Company registered in the name of the non-individual registered shareholder (including HKSCC Nominees Limited, corporate nominees or trustees, and other entities or organisations), shall be treated as shares being held by a non-resident enterprise shareholder(unless otherwise defined by the Chinese laws and regulations, and stipulations by the State Administration of Taxation ). As such, the corporate income tax shall be withheld from the dividend payable to such shareholders. Non-resident enterprises may apply for tax refund in accordance with relevant provisions including taxation agreement (arrangement) after receiving dividends. Shareholders should consult their tax advisers regarding the PRC, Hong Kong and other tax obligations that arise from owning and disposing of the H shares. If any investor intends to have his name appear on the H share register of members of the Company, please kindly enquire about the relevant procedures with your nominees or trustees. Sinopec Corp. assumes no obligation or responsibility whatsoever in respect of determining the status of the shareholders. Sinopec Corp. will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly based on the register of members on the record date. Sinopec Corp. will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders.

As for Qualified Foreign Institutional Investors (QFII) who hold A shares of Sinopec with no selling restrictions, Sinopec shall withhold the enterprise income tax at a rate of 10% in accordance with the stipulations of "Circular on Withholding Income Tax from China Residing Firm’s Payment to QFII with Bonus Stock, Dividend and Interests" (Guoshuihan No. 47[2009]) issued on 23 January, 2009 by China State Administration of Taxation.

Generally speaking, an individual shareholder of H shares or an individual holder of American Depository Shares (ADSs) who is resident and domiciled in the UK will be liable for UK income tax on dividend received from Sinopec Corp. (after deducting relevant pre-tax deductions and tax credit). Where an individual shareholder of H shares receives a dividend from Sinopec Corp. without any deduction of tax, the amount of income as the basis of calculating tax liability is the gross amount of the dividend and this is taxed at the applicable rate (currently 10% in case of a taxpayer subject to a basic rate or a lower rate, and 32.5% in case of a taxpayer subject to a higher rate). Where tax is withheld from the dividend, credit may be claimed against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. If such a withholding is required, Sinopec Corp. will assume responsibility for withholding that tax regarding the income deriving from the PRC. The current China-UK Double Taxation Prevention Agreement provides that the maximum withholding tax on dividend payable by a Chinese-domiciled company to UK residents is generally limited to 10% of the gross dividend.

Individual holders of H Shares or holders of ADSs who are UK residents but are not domiciled in the UK (and have submitted a claim to that effect to the UK Inland Revenue), will generally only be liable for income tax on any dividend received from Sinopec Corp. to the extent that it is repatriated to the UK.

In general, a shareholder of H shares or a holder of ADSs which is a UK resident for tax purposes will be liable for UK income tax or corporation tax (as appropriate and at the rates of tax applicable to the shareholder or ADS holder) on any dividends received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not elaborated on here), a shareholder of H shares or a holder of ADSs which is a UK resident for tax purposes may be entitled to relief for"underlying" tax paid by Sinopec Corp. or its subsidiaries.

3	ISSUANCE OF RMB20 BILLION CORPORATE BONDS

On 21 May 2010, Sinopec Corp. successfully issued RMB 20 billion domestic corporate bonds, which consisted of RMB 11 billion 5-year term bond (abbreviation: 10 Shihua 01, code: 122051), with a fixed coupon rate of 3.75%, and RMB 9 billion 10-year term bond (abbreviation: 10 Shihua 02, code: 122052), with a fixed coupon rate of 4.05%. On 9 June 2010, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s issuance announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 19 May 2010. The purposes of the bonds were to repay loans from financial institutions and optimise the current debt structure of the Company by RMB 10 billion, and to add working capital and improve the Company’s funding position by the other RMB 10 billion.

4	DOMESTIC CORPORATE BOND ISSUANCE AND INTEREST PAYMENTS

On 24 February 2004, Sinopec Corp. successfully issued 10-year term domestic corporate bonds which amounted to RMB 3.5 billion with a credit rating of AAA and a fixed coupon rate of 4.61%. On 28 September 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004, respectively. As of 30 June 2010, the principal balance of the corporate bonds was RMB 3.5 billion. By 24 February 2010, Sinopec Corp. had paid the full amount of coupon interest for the sixth interest payment year.

Sinopec Corp. issued RMB30 billion domestic bonds with warrants on 20 February 2008. The bonds were issued with a 6-year term and 0.8% per annum fixed coupon rate. On 4 March 2008, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on 18 February 2008. By 20 February 2010, Sinopec Corp. had paid the full amount of coupon interest for the second interest payment year.

5	MAJOR PROJECTS

	(1)	Sichuan-to-East China Gas Project

Sichuan-to-East China Gas Project is an important project of the state’s Eleventh Five-Year Plan. This project consists of two parts. One part is Puguang gas field exploration, development and gas treatment project, and the other part is the pipeline project from Puguang gas field to Shanghai. The project was completed and put on stream in March 2010.

	(2)	Tianjin ethylene project

Tianjin ethylene project includes the 12.5 million tpa of refining expansion project, 1 million tpa ethylene project, and supporting downstream facilities. The project was completed and put on stream in January 2010 and was put into commercial operation on 11 May 2010.

	(3)	Zhenhai ethylene project
Zhenhai ethylene project mainly consists of the 1 million tpa ethylene plant and supporting downstream facilities and auxiliary utilities. The project was completed and put on stream in June 2010.

6	CONNECTED TRANSACTIONS

	(1)	Connected transactions in the reporting period

Sinopec Corp. and China Petrochemical Corporation entered into a number of agreements in respect of continuing connected transactions, including the agreements for mutual supplies, community services, leasing of land use rights, property leasing, the intellectual property license contracts, and the SPI Fund Document.

During the reporting period, the products and services (procurement, storage, transportation, exploration and development services and production-related services) provided by China Petrochemical Corporation and its subsidiaries to the Company amounted to RMB 45.947 billion, representing 5.18% of the Company’s operating expenses. The auxiliary and community services provided by China Petrochemical Corporation and its subsidiaries to the Company amounted to RMB 1.903 billion, representing 0.21% of the Company’s operating expenses. The products and services provided by the Company to China Petrochemical Corporation and its subsidiaries amounted to RMB 24.747 billion, representing 2.64% of the Company’s operating revenue. During the reporting period, the land leasing fees to be paid to China Petrochemical Corporation amounted to RMB 3.364 billion. Please refer to Note 31 to the financial statements prepared under IFRS on this interim report for details of the connected transactions that incurred during this reporting period. The aforementioned connected transactions which occurred during this reporting period have been implemented in accordance with the relevant agreements.

(2) Other connected transactions

On 26 March 2010, the fifth meeting of the Fourth Session of the Board of Directors approved the proposal on acquisition of shares and loans of Sonangol Sinopec International Limited ("SSI") owned by Sinopec International Petroleum Exploration & Production Limited, a wholly owned subsidiary of China Petrochemical Corporation. The consideration for the target shares is USD 1.678 billion, and the consideration for the target loans is USD 779 million. The aggregate consideration for the target shares and the target loans is USD 2.457 billion. SSI owns 50% equity of Angola Block 18. The block is a deep sea block and consists of the east zone and the west zone. Eight commercial oil and gas discoveries have been achieved and exploration success rate has reached 100%. The east zone was put into production in October 2007. The output capacity is 240,000 barrels per day, which is expected to increase further. For details, please refer to the relevant announcements published on 29 March 2010 in China Securities Journal, Shanghai Securities News, Securities Times and the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk). At present, the acquisition is awaiting approval from the relative authorities.

7	DURING THE REPORTING PERIOD SINOPEC CORP. WAS NOT INVOLVED IN ANY MATERIAL LITIGATIONS OR ARBITRATIONS

8	INSOLVENCY AND RESTRUCTURING
Not applicable

9	SIGNIFICANT TRUSTEESHIP, CONTRACTING AND LEASE

During this reporting period, Sinopec Corp. did not omit the disclosure of significant trusteeship, contracting or lease of any other company’s assets, nor placed its assets under any other company’s trusteeship, contracting or lease which were subject to disclosure.

10	ENTRUSTED ASSETS MANAGEMENT
Not applicable

11	ASSETS TRANSACTIONS
Please refer to "Other Connected Transactions" above.

12	MATERIAL GUARANTEE CONTRACTS AND STATUS OF IMPLEMENTATION	Unit: RMB millions

External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)

Guarantee provider	Relationship with the Listed Company	Name of guaranteed company	Amount	Date of occurrence (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guaranteed	Whether guaranteed for related party (yes or no)Note 1
Sinopec Corp.	the listed company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	320	10 December 2003	10 December 2003	joint and several	No	No	None	No	No
					-10 December 2017	obligations
Sinopec Corp.	the listed company itself	Shangai Gaoquiao-SK Solvent Co., Ltd.	58	22 September 2006 24 November 2006 30 March 2007 16 April 2007	22 September 2006 - 22 September 2011 24 November 2006 - 24 November 2011 30 March 2007 - 30 March 2012 16 April 2007 - 16 April 2012	joint and several obligations	No	No	None	No	No
Sinopec Corp.	the listed company itself	Fujian Refining & Petrochemical	9,166	6 September 2007	6 September 2007 - 31 December 2015	joint and several obligations	No	No	None	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	wholly-owned subsidiary	Balance of guarantee by Sinopec Yangzi Petrochemical Co., Ltd. for its assocaites and joint ventures	491			joint and several obligations	No	No	None	No	No
Sinopec Sales Co., Ltd.	wholly-owned subsidiary	Balance of guanantee by Sinopec Sales Co., Ltd. for its associates and joint ventures	112			joint and several obligations	No	No	None	No	No

Total amount of guarantee provided during the reporting period Note 2	56
Total amount of guarantee outstanding at the end of the reporting period Note 2 (A)	10,147
Guarantees provided by Sinopec Corp. for its controlled subsidiaries
Total amount of guarantee for the controlled subsidiaries during the reporting period	—
Total amount of guarantee for the controlled subsidiaries outstanding at the end of the reporting period (B)	—
Total amount of guarantee by the Company (including those provided for the controlled subsidiaries)
Total amount of guarantee Note 3 (A+B)	10,147
The proportion of the total amount of guarantees to Sinopec Corp’s. net assets (%)	2.5
Amount of guarantee provided for shareholders, de facto controllers and related parties (C)	—
Amount of debt guarantee provided directly or indirectly to companies with liabilities to asset ratio of over 70% (D)	58
Amount of guarantee in excess of 50% of the total net assets (E)	—
Total amount of the above three guarantee items Note 4 (C+D+E)	58
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

Note 1:	As defined in Article 10.1.3 of the Listing Rules of Shanghai Stock Exchange.

Note 2:
Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlled subsidiary multiplied by Sinopec Corp.’s respective portion of shareholding in the controlled subsidiary.

Note 3:
Total amount of guarantee is the aggregate of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantees provided for controlled subsidiaries) and the amount of guarantees for controlled subsidiaries outstanding at the end of the reporting period.

Note 4:
 "Total amount of guarantee of the above three items" is the aggregate of "amount of guarantee provided for shareholders, de facto controllers and related parties", "amount of debt guarantees provided directly or indirectly to companies with liabilities to asset ratio of over 70%" and "the amount of guarantees in excess of 50% of net assets".

Material Guarantees under Performance

At the twenty-second meeting of the First Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide a guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd. in the amount of RMB 320 million.

At the eighth meeting of the Third Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide a guarantee equivalent to RMB 9.166 billion for Fujian Refining and Petrochemical Co., Ltd. for the Fujian refining and ethylene joint venture project.

13	CREDIT AND DEBT BETWEEN CONNECTED PARTIES	Unit: RMB millions

	Fund to Connected Parties		Fund from Connected Parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance

China Petrochemical Corporation	(2)	556	(2,701)	8,269
Other connected parties	2,812	2,833	—	—
Total	2,810	3,389	(2,701)	8,269

14	OTHER SIGNIFICANT CONTRACTS
During the reporting period, Sinopec Corp. did not omit the disclosure of other significant contracts which were subject to disclosure.

15	PERFORMANCE OF THE COMMITMENTS BY CHINA PETROCHEMICAL CORPORATION
	(1)	Up to the end of the reporting period, the major commitments given by China Petrochemical Corporation were as follows:

		i	Comply with the connected transaction agreements;
		ii	Solve the issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;
		iii	Implement the Re-organisation Agreement;
		iv	Grant licenses for intellectual property rights;
		v	Refrain from involvement in competition within the industry; and
		vi	Withdraw from the competing businessand conflict of interests with Sinopec Corp.

Details of the above commitments were included in the prospectus for the issuance of A shares of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 22 June 2001.

During the reporting period, Sinopec Corp. was not aware of any breach of the above major commitments by China Petrochemical Corporation.

(2)
Up to the disclosure date of the interim report, Sinopec Corp. did not make any results commitment that was not fully performed or any commitment concerning assets injection or assets consolidation that was not fully executed, and did not make any earnings prediction on assets or projects.

16	EQUITY INCENTIVE PLAN
The Company has not yet implemented any equity incentive scheme. Considering the internal and external situations, the Company is not going to carry out any equity incentive plan in the near future.

17	AUDITORS

At the 2009 Annual General Meeting of Sinopec Corp. held on 18 May 2010, KPMG Huazhen and KPMG were reappointed as the domestic and overseas auditors of Sinopec Corp. for the year of 2010 respectively. In addition, the Board of Directors was authorised to determine the remuneration for the auditors. The audit fee provided for the first half of 2010 was RMB 31 million. The financial statements for the first half of 2010 have been audited by KPMG Huazhen and KPMG. The signing certified public accountants of KPMG Huazhen are Hu Jianfei and Zhang Yansheng.

18	REPURCHASE, SALE AND REDEMPTION OF SHARES

The warrants issued with RMB 30 billion bonds in February 2008 were due on 3 March 2010. During the exercise period, an aggregate 188,292 warrants were exercised with an exercise ratio of 2:1 and an price of RMB 19.15, which resulted in an increase of 88,774 ordinary shares. Thus, the total number of shares outstanding of Sinopec Corp. was increased from 86,702,439,000 to 86,702,527,774.

Save as disclosed above, Sinopec Corp. or any of its subsidiaries did not repurchase, sell or redeem any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

19	OTHER IMPORTANT ITEMS AND THEIR INFLUENCES AND DESCRIPTION OF THE SOLUTION

	(1)	Status of investment in securities

Stock Code	Abbreviation	Number of shares held at the end of period	Amount of initial investment	Book value at the end of period	Book value at the beginning of period	Accounting items

384 (Hong Kong)	China Gas Holdings	210 million shares	RMB 136,426,500.00	RMB 136,426,500.00	RMB 136,426,500.00	Long-term equity investment

Save as disclosed above, Sinopec Corp. didn’t hold any share of non-listed financial entities or companies preparing for listing in the near future, nor did it trade the shares of any other listed companies.

	(2)	Major changes in profitability, asset quality and creditability of the guarantor of convertible bonds
Not applicable

20
PROFIT WARNING AND DESCRIPTION FOR THE PROJECTION OF POSSIBLE NET LOSSES OR SIGNIFICANT CHANGE IN TERMS OF AGGREGATE NET PROFIT FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD COMPARED WITH THE CORRESPONDING PERIOD OF LAST YEAR.

Not applicable

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In the reporting period, members of the Fourth Session of the Board of Directors, Fourth Session of the Board of Supervisors, and the other members of the senior management are as follows:

1.	DIRECTORS

The members of the Fourth Session of the Board of Directors

Name	Gender	Age	Position in the Company	Tenure

Su Shulin	Male	48	Chairman	May, 2009 - May, 2012
Wang Tianpu	Male	47	Vice Chairman, President	May, 2009 - May, 2012
Zhang Yaocang	Male	56	Vice Chairman	May, 2009 - May, 2012
Zhang Jianhua	Male	45	Director, Senior Vice President	May, 2009 - May, 2012
Wang Zhigang	Male	53	Director, Senior Vice President	May, 2009 - May, 2012
Cai Xiyou	Male	48	Director, Senior Vice President	May, 2009 - May, 2012
Cao Yaofeng	Male	56	Director	May, 2009 - May, 2012
Li Chunguang	Male	54	Director	May, 2009 - May, 2012
Dai Houliang	Male	46	Director, Senior Vice President	May, 2009 - May, 2012
Liu Yun	Male	53	Director	May, 2009 - May, 2012
Li Deshui	Male	66	Independent Non-executive Director	May, 2009 - May, 2012
Xie Zhongyu	Male	66	Independent Non-executive Director	May, 2009 - May, 2012
Chen Xiaojin	Male	65	Independent Non-executive Director	May, 2009 - May, 2012
Ma Weihua	Male	61	Independent Non-executive Director	May, 2010 - May, 2012
Wu Xiaogen	Male	44	Independent Non-executive Director	May, 2010 - May, 2012
Liu Zhongli	Male	75	Independent Non-executive Director	May, 2009 - May, 2010
Ye Qing	Male	77	Independent Non-executive Director	May, 2009 - May, 2010

2.	SUPERVISORS

The members of the Fourth Session of the Board of Supervisors

Name	Gender	Age	Position in the Company	Tenure

Wang Zuoran	Male	59	Chairman	May, 2009 - May, 2012
Zhang Youcai	Male	68	Vice Chairman, Independent Supervisor	May, 2009 - May, 2012
Geng Limin	Male	55	Supervisor	May, 2009 - May, 2012
Zou Huiping	Male	49	Supervisor	May, 2009 - May, 2012
Li Yonggui	Male	70	Independent Supervisor	May, 2009 - May, 2012
Zhou Shiliang	Male	52	Employee Representative Supervisor	May, 2009 - May, 2012
Chen Mingzheng	Male	52	Employee Representative Supervisor	May, 2009 - May, 2012
Cui Guoqi	Male	57	Employee Representative Supervisor	April, 2010 - May, 2012
Chang Zhenyong	Male	52	Employee Representative Supervisor	April, 2010 - May, 2012
Liu Xiaohong	Male	56	Employee Representative Supervisor	May, 2009 - April, 2010
Su Wensheng	Male	53	Employee Representative Supervisor	May, 2009 - April, 2010

3.	OTHER MEMBERS OF SENIOR MANAGEMENT

Other members of senior management

Name	Gender	Age	Position in the Company

Wang Xinhua	Male	54	Chief Financial Officer
Zhang Kehua	Male	56	Vice President
Zhang Haichao	Male	53	Vice President
Jiao Fangzheng	Male	47	Vice President
Lei Dianwu	Male	48	Vice President
Chen Ge	Male	48	Secretary to the Board of Directors

CHANGING IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
Not applicable.

REPORT OF THE PRC AUDITOR

All Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the "Company"), which comprise the consolidated balance sheet and balance sheet as at 30 June 2010, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the six-month period then ended, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 30 June 2010, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the six-month period then ended.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Hu Jianfei
Zhang Yansheng

Beijing, The People’s Republic of China	20 August 2010

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET
as at 30 June 2010

	Note	At 30 June 2010 RMB millions	At 31 December 2009 RMB millions

Assets
Current assets
Cash at bank and on hand	5	16,695	9,986
Bills receivable	6	9,717	2,110
Accounts receivable	7	45,726	26,592
Other receivables	8	9,405	4,454
Prepayments	9	5,382	3,614
Inventories	10	162,542	141,611
Other current assets		370	856
Total current assets		249,837	189,223
Non-current assets
Long-term equity investments	11	39,107	33,503
Fixed assets	12	478,177	465,182
Construction in progress	13	95,326	119,786
Intangible assets	14	24,025	22,862
Goodwill	15	14,290	14,163
Long-term deferred expenses	16	6,447	6,281
Deferred tax assets	17	12,577	13,683
Other non-current assets		1,009	1,792
Total non-current assets		670,958	677,252
Total assets		920,795	866,475
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19	23,796	34,900
Bills payable	20	21,847	23,111
Accounts payable	21	112,463	97,749
Advances from customers	22	35,600	37,270
Employee benefits payable	23	8,714	4,526
Taxes payable	24	17,997	16,489
Other payables	25	47,237	49,676
Short-term debentures payable	28	31,000	31,000
Non-current liabilities due within one year	26	3,033	6,641
Total current liabilities		301,687	301,362
Non-current liabilities
Long-term loans	27	54,819	52,065
Debentures payable	28	114,262	93,763
Provisions	29	12,570	11,529
Deferred tax liabilities	17	6,607	4,979
Other non-current liabilities		2,967	2,192
Total non-current liabilities		191,225	164,528
Total liabilities		492,912	465,890
Shareholders’ equity
Share capital	30	86,702	86,702
Capital reserve	31	37,685	38,202
Special reserve	373	—
Surplus reserves	32	115,031	115,031
Retained profits		163,139	137,247
Total equity attributable to shareholders of the Company		402,930	377,182
Minority interests		24,953	23,403
Total shareholders’ equity		427,883	400,585
Total liabilities and shareholders’ equity		920,795	866,475

These financial statements have been approved by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 40 to 89 form part of these financial statements.

BALANCE SHEET
as at 30 June 2010

	Note	At 30 June 2010 RMB millions	At 31 December 2009 RMB millions

Assets
Current assets
Cash at bank and on hand	5	11,559	4,724
Bills receivable	6	6,425	123
Accounts receivable	7	15,682	10,990
Other receivables	8	34,973	19,250
Prepayments	9	5,277	3,032
Inventories	10	100,180	88,993
Other current assets		308	110
Total current assets		174,404	127,222
Non-current assets
Long-term equity investments	11	96,834	88,920
Fixed assets	12	394,499	380,979
Construction in progress	13	86,966	112,217
Intangible assets	14	17,233	16,013
Long-term deferred expenses	16	5,418	5,300
Deferred tax assets	17	8,169	8,596
Other non-current assets		170	212
Total non-current assets		609,289	612,237
Total assets		783,693	739,459
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19	6,226	5,728
Bills payable	20	13,270	14,084
Accounts payable	21	66,406	63,067
Advances from customers	22	30,899	32,966
Employee benefits payable	23	7,649	4,093
Taxes payable	24	14,590	12,817
Other payables	25	73,795	75,760
Short-term debentures payable	28	30,000	30,000
Non-current liabilities due within one year	26	2,917	4,865
Total current liabilities		245,752	243,380
Non-current liabilities
Long-term loans	27	54,300	51,549
Debentures payable	28	114,262	93,763
Provisions	29	11,881	10,883
Deferred tax liabilities	17	6,047	4,544
Other non-current liabilities		1,506	959
Total non-current liabilities		433,748	405,078
Total liabilities		187,996	161,698
Shareholders’ equity
Share capital	30	86,702	86,702
Capital reserve	31	37,737	38,234
Special reserve		234	—
Surplus reserves	32	115,031	115,031
Retained profits		110,241	94,414
Total shareholders' equity		349,945	334,381
Total liabilities and shareholders' equity		783,693	739,459

These financial statements have been approved by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 40 to 89 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2010

		Six-month periods ended 30 June
	Note	2010 RMB millions	2009 RMB millions

Operating income	33	936,523	534,025
Less: Operating costs	33	767,032	389,325
Sales taxes and surcharges	34	75,410	61,518
Selling and distribution expenses		14,178	12,055
General and administrative expenses		24,314	20,087
Financial expenses	35	3,649	3,881
Exploration expenses, including dry holes	36	5,747	4,392
Impairment losses	37	741	178
Add: Gain/(loss) from changes in fair value	38	540	(389)
Investment income	39	1,994	1,799
Operating profit		47,986	43,999
Add: Non-operating income	40	666	424
Less: Non-operating expenses	41	317	655
Profit before taxation		48,335	43,768
Less: Income tax expense	42	11,024	9,118
Net profit		37,311	34,650
Including: Net profit made by acquiree before the consolidation		—	62
Attributable to:
Equity shareholders of the Company		35,429	33,190
Minority interests		1,882	1,460
Basic earnings per share	54	0.409	0.383
Diluted earnings per share	54	0.403	0.380
Net profit		37,311	34,650
Other comprehensive income	43
Cash flow hedges		(20)	(177)
Available-for-sale financial assets		—	38
Share of other comprehensive income of associates		(481)	735
Total other comprehensive income		(501)	596
Total comprehensive income		36,810	35,246
Attributable to:
Equity shareholders of the Company		34,928	33,772
Minority interests		1,882	1,474

These financial statements have been approved by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 40 to 89 form part of these financial statements.

INCOME STATEMENT
for the six-month period ended 30 June 2010

		Six-month periods ended 30 June
	Note	2010 RMB millions	2009 RMB millions

Operating income	33	570,689	367,501
Less: Operating costs	33	437,872	257,675
Sales taxes and surcharges	34	60,162	47,893
Selling and distribution expenses		11,476	10,150
General and administrative expenses		20,332	16,702
Financial expenses	35	2,951	2,789
Exploration expenses, including dry holes	36	5,747	4,392
Impairment losses	37	713	186
Add: Gain/(loss) from changes in fair value	38	221	(171)
Investment income	39	1,347	6,205
Operating profit		33,004	33,748
Add: Non-operating income	40	561	273
Less: Non-operating expenses	41	319	612
Profit before taxation		33,246	33,409
Less: Income tax expense	42	7,882	7,074
Net profit		25,364	26,335
Other comprehensive income	43
Share of other comprehensive income of associates		(481)	735
Total other comprehensive income		(481)	735
Total comprehensive income		24,883	27,070

These financial statements have been approved by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 40 to 89 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2010

		Six-month periods ended 30 June
	Note	2010 RMB millions	2009 RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,065,434	598,160
Rentals received		162	191
Grants received		—	1,293
Other cash received relating to operating activities		2,838	2,504
Sub-total of cash inflows		1,068,434	602,148
Cash paid for goods and services		(877,323)	(414,835)
Cash paid for operating leases		(6,027)	(3,347)
Cash paid to and for employees		(10,831)	(10,765)
Value added tax paid		(29,105)	(16,067)
Income tax paid		(8,291)	(5,104)
Taxes paid other than value added tax and income tax		(78,487)	(62,812)
Other cash paid relating to operating activities		(8,315)	(6,848)
Sub-total of cash outflows		(1,018,379)	(519,778)
Net cash flow from operating activities	45(a)	50,055	82,370
Cash flows from investing activities:
Cash received from disposal of investments		733	260
Dividends received		874	704
Net cash received from disposal of fixed assets and intangible assets		13,082	430
Cash received on maturity of time deposits with financial institutions		1,356	760
Cash received from derivative financial instruments		1,140	1,449
Other cash received relating to investing activities		162	108
Sub-total of cash inflows		17,347	3,711
Cash paid for acquisition of fixed assets and intangible assets		(48,239)	(43,668)
Cash paid for acquisition of investments		(4,300)	(792)
Cash paid for acquisition of time deposits with financial institutions		(1,603)	(1,490)
Cash paid for acquisition of minority interests from subsidiaries, net		—	(213)
Cash paid for derivative financial instruments		(1,611)	(1,488)
Sub-total of cash outflows		(55,753)	(47,651)
Net cash flow from investing activities		(38,406)	(43,940)
Cash flows from financing activities:
Contribution from shareholders		2	—
Cash received from borrowings		411,657	331,561
Cash received from issuance of corporate bonds		21,000	31,000
Cash received from contribution from minority shareholders of subsidiaries		47	304
Sub-total of cash inflows		432,706	362,865
Cash repayments of borrowings		(423,599)	(377,638)
Cash repayments of corporate bonds		(1,000)	(15,000)
Cash paid for dividends, profits distribution or interest		(12,881)	(5,970)
Dividends paid to minority shareholders of subsidiaries		(379)	(377)
Distributions to Sinopec Group Company		—	(1,718)
Sub-total of cash outflows		(437,859)	(400,703)
Net cash flow from financing activities		(5,153)	(37,838)
Effects of changes in foreign exchange rate		(34)	—
Net increase in cash and cash equivalents	45(b)	6,462	592

These financial statements have been approved by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)
The notes on pages 40 to 89 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2010

		Six-month periods ended 30 June
	Note	2010	2009
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		653,029	422,899
Rentals received		70	93
Other cash received relating to operating activities		5,388	4,505
Sub-total of cash inflows		658,487	427,497
Cash paid for goods and services		(510,250)	(286,069)
Cash paid for operating leases		(4,927)	(2,941)
Cash paid to and for employees		(8,636)	(8,735)
Value added tax paid		(22,384)	(12,579)
Income tax paid		(6,066)	(3,015)
Taxes paid other than value added tax and income tax		(62,394)	(50,824)
Other cash paid relating to operating activities		(10,650)	(8,606)
Sub-total of cash outflows		(625,307)	(372,769)
Net cash flow from operating activities	45(a)	33,180	54,728
Cash flows from investing activities:
Cash received from disposal of investments		22	16
Dividends received		633	5,624
Net cash received from disposal of fixed assets and intangible assets		13,043	327
Cash received on maturity of time deposits with financial institutions		23	8
Other cash received relating to investing activities		91	52
Sub-total of cash inflows		13,812	6,027
Cash paid for acquisition of fixed assets and intangible assets		(42,604)	(38,206)
Cash paid for acquisition of investments		(6,712)	(1,311)
Cash paid for acquisition of time deposits with financial institutions		—	(1)
Cash paid for acquisition of minority interests from subsidiaries, net		—	(213)
Sub-total of cash outflows		(49,316)	(39,731)
Net cash flow from investing activities		(35,504)	(33,704)
Cash flows from financing activities:
Contribution from shareholders		2	—
Cash received from borrowings		253,768	249,046
Cash received from issuance of corporate bonds		20,000	30,000
Sub-total of cash inflows		273,770	279,046
Cash repayments of borrowings		(252,511)	(277,167)
Cash repayments of corporate bonds		—	(15,000)
Cash paid for dividends, profits distribution or interest		(12,077)	(4,755)
Distributions to Sinopec Group Company		—	(1,718)
Sub-total of cash outflows		(264,588)	(298,640)
Net cash flow from financing activities		9,182	(19,594)
Net increase in cash and cash equivalents	45(b)	6,858	1,430

These financial statements have been approved by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 40 to 89 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2010
		Share capital RMB millions	Capital reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total shareholders’ equity RMB millions
Balance at 1 January 2009		86,702	40,848	90,078	111,672	329,300	20,866	350,166
Change for the period
1.	Net profit	—	—	—	33,190	33,190	1,460	34,650
2.	Other comprehensive income:
	－ Cash flow hedges	—	(177)	—	—	(177)	—	(177)
	－ Available-for-sale financial assets	—	24	—	—	24	14	38
	－ Share of other comprehensive income of associates	—	735	—	—	735	—	735
	Total other comprehensive income	—	582	—	—	582	14	596
Total comprehensive income		—	582	—	33,190	33,772	1,474	35,246
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	－ Appropriation for surplus reserves	—	—	2,634	(2,634)	—	—	—
	－ Distributions to shareholders (Note 44)	—	—	—	(7,803)	(7,803)	—	(7,803)
4.	Consideration for the combination of entities under common control (Note 1)	—	(771)	—	—	(771)	—	(771)
5.	Acquisition of minority interests	—	(4)	—	—	(4)	(1)	(5)
6.	Distributions to minority interests, net of contributions	—	—	—	—	—	(73)	(73)
7.	Reclassification	—	(3,110)	—	3,110	—	—	—
Balance at 30 June 2009		86,702	37,545	92,712	137,535	354,494	22,266	376,760

		Share capital RMB millions	Capital reserve RMB millions	Special reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total shareholders’ equity RMB millions
Balance at 1 January 2010		86,702	38,202	—	115,031	137,247	377,182	23,403	400,585
Change for the period
1.	Net profit	—	—	—	—	35,429	35,429	1,882	37,311
2.	Other comprehensive income:
	－ Cash flow hedges	—	(20)	—	—	—	(20)	—	(20)
	－ Share of other comprehensive income of associates	—	(481)	—	—	—	(481)	—	(481)
	Total other comprehensive income	—	(501)	—	—	—	(501)	—	(501)
Total comprehensive income		—	(501)	—	—	35,429	34,928	1,882	36,810
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	－ Distributions to shareholders (Note 44)	—	—	—	—	(9,537)	(9,537)	—	(9,537)
4.	Warrants exercised (Note 31)	—	2	—	—	—	2	—	2
5.	Distributions to minority interests, net of contributions	—	—	—	—	—	—	(332)	(332)
6.	Distributions to Sinopec Group Company (Note 31)	—	(18)	—	—	—	(18)	—	(18)
7.	Special reserve:
	Net increase for the period	—	—	373	—	—	373	—	373
Balance at 30 June 2010		86,702	37,685	373	115,031	163,139	402,930	24,953	427,883

These financial statements have been approved by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 40 to 89 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2010

		Share capital RMB millions	Capital reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity RMB millions
Balance at 1 January 2009		86,702	38,464	90,078	83,714	298,958
Change for the period
1.	Net profit	—	—	—	26,335	26,335
2.	Other comprehensive income
	－ Share of other comprehensive income of associates	—	735	—	—	735
Total comprehensive income		—	735	—	26,335	27,070
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	－ Appropriation for surplus reserves	—	—	2,634	(2,634)	—
	－ Distributions to shareholders (Note 44)	—	—	—	(7,803)	(7,803)
4.	Distributions to Sinopec Group Company	—	(1,551)	—	—	(1,551)
Balance at 30 June 2009		86,702	37,648	92,712	99,612	316,674

		Share capital RMB millions	Capital reserve RMB millions	Special reserve RMB millions	Surplus reserves RMB millions	Retaine profits RMB millions	Total shareholders’ equity RMB millions
Balance at 1 January 2010		86,702	38,234	—	115,031	94,414	334,381
Change for the period
1.	Net profit	—	—	—	—	25,364	25,364
2.	Other comprehensive income
	－ Share of other comprehensive income of associates	—	(481)	—	—	—	(481)
Total comprehensive income		—	(481)		—	25,364	24,883
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	－ Distributions to shareholders (Note 44)	—	—	—	—	(9,537)	(9,537)
4.	Warrants exercised (Note 31)	—	2	—	—	—	2
5.	Distributions to Sinopec Group Company (Note 31)	—	(18)	—	—	—	(18)
6.	Special reserve:
	Net increase for the period	—	—	234	—	—	234
Balance at 30 June 2010		86,702	37,737	234	115,031	110,241	349,945

These financial statements have been approved by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)
The notes on pages 40 to 89 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2010

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the "Company") was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" (the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the "MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the "Group") engage in the oil and gas and chemical operations and businesses, including:

(1)  the exploration, development and production of crude oil and natural gas;
(2)  the refining, transportation, storage and marketing of crude oil and petroleum product, and
(3)  the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively the "Acquired Group") from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the "Acquisition of the Acquired Group").

As the Group and the Acquired Group are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group are considered as combination of entities under common control". Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. The difference between the total considerations paid over the amount of the net asset of the Acquired Group was accounted for as an equity transaction.

2	BASIS OF PREPARATION

(1)	Statement of compliance China Accounting Standards for Business Enterprises ("ASBE")

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises － Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports" as revised by the China Securities Regulatory Commission ("CSRC") in 2010.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

－ Available-for-sale financial assets (see Note 3(11)) － Derivative financial instruments (see Note 3(11)) － Convertible bonds (see Note 3(11))

(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

(1)	Accounting treatment of business combination involving entities under common control and not under common control
	(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

	(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. If the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, is greater than the Group’s interest in the fair value of the identifiable net assets of the acquiree, the difference is recognised as goodwill (Note 3(9)), otherwise is recognised the income statement. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the income statement for the period. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

	(c)	Method for preparation of consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets is adjusted to the capital reserve in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve in the consolidated balance sheet. If the credit balance of capital reserve is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the remaining equity investment is remeasured at fair value when control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised as investment income in the period when control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies

Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China ("PBOC rates") at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding "Retained profits", are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to income statement in the year in which the disposal occurs.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase and processing, and other cost. Inventories are stated at cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

	(a)	Investment in subsidiaries

In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s financial statements, investments in subsidiaries are accounted for using the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income of the current period based on the Company’s proportionate interest in the investee entity, excluding the cash dividends or the profits declared but not distributed in the considerations paid to acquire the investment. The investments are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the book value of the acquired entities’ net assets at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the total cost of initial investment comprises of the book value of investment in the acquiree held by the Group and the cost of additional investment. Other comprehensive income recognised for holding the equity interest in the acquiree before the acquisition date is transferred to the investment income when investment is disposed.

The initial investment cost of a long-term equity investment obtained through other business combinations involving entities not under common control is accounted for as the aggregate of the fair value of assets given on the acquisition date, liabilities incurred or assumed, and equity securities issued by the Group in exchange for control of the acquiree.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

	(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity of which the Group can exercise joint control with other venturers. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all venturers.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

At the balance sheet date, impairment losses on investment in jointly controlled entities and associates are measured according to Note 3(12).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to the income statement.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to income statement.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

	(c)	Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value can not be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. At the balance sheet date, other long-term investments are assessed for impairment on an individual basis.

For other long-term equity investments, the amount of impairment loss is stated as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in income statement as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

Fixed assets other than oil and gas properties are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	15-45 years	3%-5%
Machinery, equipment, vehicles and others	4-18 years	3%
Oil depots, storage tanks and service stations	8-25 years	3%-5%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less residual value and impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Group.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(9)	Goodwill

Goodwill represents the excess of cost of business combination over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

When preparing the consolidated financial statements, if the Company acquired a minority interest from a subsidiary’s minority shareholders before 7 August 2008, a goodwill is recognised on the consolidated financial statement, whose amount is the excess of the additional long-term equity investment cost on the minority interest acquisition over the fair value on the transaction date of the subsidiary’s identifiable net assets of the newly acquired portion. The difference between (i) and (ii) below, less the aforementioned goodwill is adjusted to the capital reserve in the consolidated balance sheet:

(i)  the additional long-term equity investment cost on the minority interest acquisition;

(ii) the newly acquired interest in the subsidiary’s identifiable net assets recorded from the acquisition date (or combination date) of the subsidiary.

If such an acquisition occurred on or after 7 August 2008, no goodwill is recognised. The total difference between the above (i) and (ii) is adjusted to the capital reserve in the consolidated balance sheet. In both cases if the credit balance of capital reserve is insufficient, any excess is adjusted to retained profits.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3 (12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Non-current assets held for sale

A non-current asset is classified as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may be fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc. but not include deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as impairment loss.

(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

	(a)	Classification, recognition and measurement of financial instruments

The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in income statement, the relevant transaction cost is recognised in the income statement. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

－
Financial asset or financial liability with change in fair value recognised in the income statement (including financial asset or financial liability held for trading)

Financial assets, financial liabilities and derivative instruments held by the Group for the purpose of selling or repurchasing in short term. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in income statement.

－
Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

－
Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity.

After the initial recognition, held-to-maturity investments are stated at amortised cost using the effective interest rate method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

	(a)	Classification, recognition and measurement of financial instruments (Continued)
－
Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories. Investments in equity instruments that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are stated at cost.

Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in the income statement. The cumulative gains and losses previously recognised in equity are transferred to the income statement when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(17) (c)).

－
Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement of derivative financial instruments to fair value is charged immediately to the profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see Note 3(11)(c)).

－
Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

	(b)	Determination of fair value

Fair value of financial asset or financial liability is determined with reference to quoted market price in active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

	(c)	Hedge accounting

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

		－	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

－ the cumulative gain or loss on the hedging instrument from inception of the hedge
－ the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

		－	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

		－	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

	(d)	Convertible bonds
－
Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

－
Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the income statement.

(e)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in income statement:

	－	the carrying amounts, and
	－	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.
Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Impairment of financial assets and non-financial long-term assets

(a) Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to income statement) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

－
Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in income statement.

Impairment loss on receivables and held-to-maturity investments is reversed in the income statement if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

－
Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to income statement.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through income statement.

(b) Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the assets remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in the income statement. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the higher of its individual fair value less costs to sell (if determinable) and the present value of expected future cash flows (if determinable).

Impairment losses for assets are not reversed.

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

	(a)	Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a basic pension insurance for the employees arranged by local Labour and Social Security Bureaus. The Group makes contributions to the pension insurance at the applicable rates based on the amounts stipulated by the government organisation. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic pension benefits to the retired employees. The Group does not have any other obligations in this respect.

	(b)	Housing fund and other social insurance

Besides the pension benefits, pursuant to the relevant laws and regulations of the PRC, the Group has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Group makes contributions to the housing fund and other social insurances mentioned above at the applicable rate(s) based on the employees’ salaries. The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis.

	(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied:

－ The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly
－ The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(15)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

	－	the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities, and
	－	they relate to income taxes levied by the same tax authority on either:
－ the same taxable entity; or
－
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

A provision for onerous contracts is recognised when the economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

(a) Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:
－ the significant risks and rewards of ownership and title have been transferred to buyers, and
－ the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.
Revenue form the sale of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.
(b) Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are charged to the income statement when incurred, and revenues are not recognised.

(c) Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.
(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve" are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in the income statement when incurred.

(21)	Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

(22)	Research and development costs
Research and development costs are recognised in the income statement when incurred.

(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control or significant influence from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

	(a)	the holding company of the Company;

	(b)	the subsidiaries of the Company;

	(c)	the parties that are subject to common control with the Company;

	(d)	investors that have joint control or exercise significant influence over the Group;

	(e)	enterprises or individuals if a party has control, joint control or significant influence over both the enterprises or individuals and the Group;

	(f)	jointly controlled entities of the Group;

	(g)	associates of the Group;

	(h)	the major individual investors of the Group and a close family member of such individuals;

	(i)	the member of key management personnel of the Group, and a close family member of such individuals;

	(j)	the member of key management personnel of the Company’s holding company;

	(k)	close family member of key management personnel of the Company’s holding company; and

	(l)	an entity which is under control, joint control or significant influence of major individual investor, key management personnel or a close family of such individuals.

(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

	－	Engage in business activities from which it may earn revenues and incur expenses;
	－	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance, and
	－	For which financial information regarding financial position, results of operations and cash flows are available.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax and education surcharge.

The Corporate Income Tax Law of the People’s Republic of China ("new tax law") took effect on 1 January 2008. According to the new tax law, the income tax rate applicable to the Group is changed to 25% from 1 January 2008; however, certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is changed from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for foreign investment enterprises operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011.

The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tone, respectively.

Resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1000 cubic metre, respectively. Effective from 1 June 2010, the resources tax rate of crude oil in Xinjiang changed to 5% levied ad valorem, instead of levied on volume.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.
The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. The levy starts at USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The branches and subsidiaries granted with tax concession are set out below:

	Name of branches and subsidiaries	Preferential tax rate	Reasons for granting concession
	Sinopec Xibei Branch	15%	Tax preferential policy in the western part of China
	Sinpec Tahe Branch	15%	Tax preferential policy in the western part of China
	Zhanjiang Dongxing Petrochemical Company Limited	22%	Foreign investment enterprise
	Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and 3-year 50% reduction	Foreign investment enterprise

5	CASH AT BANK AND ON HAND

	The Group

	At 30 June 2010			At 31 December 2009
	Original currency millions	Exchange rates	RMB millions	Original currency millions	Exchange rates	RMB millions

Cash on hand
Renminbi			141			140
Cash at bank
Renminbi			11,822			4,070
US Dollars	66	6.7909	446	44	6.8282	301
Hong Kong Dollars	24	0.8724	21	97	0.8805	85
Japanese Yen	404	0.0767	31	190	0.0738	14
Euro	18	8.2710	150	4	9.7971	40
			12,611			4,650
Deposits at related parties
Renminbi			3,925			3,328
US Dollars	10	6.7909	66	272	6.8282	1,858
Hong Kong Dollars	—	0.8724	—	69	0.8805	61
Euro	11	8.2710	93	9	9.7971	89
Total cash at bank and on hand			16,695			9,986

5	CASH AT BANK AND ON HAND (Continued)
The Company

	At 30 June 2010			At 31 December 2009
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions

Cash on hand
Renminbi			120			111
Cash at bank
Renminbi			8,443			2,290
US Dollars	5	6.7909	32	—	6.8282	1
			8,595			2,402
Deposits at related parties
Renminbi			2,963			2,321
US Dollars	—	6.7909	1	—	6.8282	1
Total cash at bank and on hand			11,559			4,724

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.
At 30 June 2010, time deposits with financial institutions of the Group and the Company amounted to RMB 1,483 million (2009: RMB 1,236 million) and RMB 1 million (2009: RMB 24 million), respectively.

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2010, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 7,828 million (2009: RMB 10,213 million) and RMB 7,654 million (2009: RMB 9,597 million), respectively, all of which are due before 31 December 2010.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June 2010 RMB millions	At 31 December 2009 RMB millions	At 30 June 2010 RMB millions	At 31 December 2009 RMB millions

Amounts due from subsidiaries	—	—	9,828	9,509
Amounts due from Sinopec Group Company and fellow subsidiaries	1,840	697	803	494
Amounts due from associates and jointly controlled entities	6,766	335	2,915	187
Amounts due from others	39,027	27,481	3,648	2,326
	47,633	28,513	17,194	12,516
Less: Allowance for doubtful accounts	1,907	1,921	1,512	1,526
Total	45,726	26,592	15,682	10,990

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2010				At 31 December 2009
	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %

Within one year	45,689	95.9	13	0.0	26,422	92.7	7	0.0
Between one and two years	76	0.2	29	38.2	185	0.6	31	16.8
Between two and three years	22	0.0	19	86.4	32	0.1	21	65.6
Over three years	1,846	3.9	1,846	100.0	1,874	6.6	1,862	99.4
Total	47,633	100.0	1,907		28,513	100.0	1,921

	The Company
	At 30 June 2010				At 31 December 2009
	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %

Within one year	15,657	91.1	11	0.1	10,829	86.5	6	0.1
Between one and two years	54	0.3	23	42.6	174	1.4	24	13.8
Between two and three years	22	0.1	18	81.8	28	0.2	20	71.4
Over three years	1,461	8.5	1,460	99.9	1,485	11.9	1,476	99.4
Total	17,194	100.0	1,512		12,516	100.0	1,526

7	ACCOUNTS RECEIVABLE (Continued)
At 30 June 2010 and 31 December 2009, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June 2010	At 31 December 2009

Total amount (RMB millions)	10,588	9,603
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of accounts receivable	22.2%	31.8%

At 30 June 2010, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 8,606 million and RMB 13,546 million (2009: RMB 1,032 million and RMB 10,190 million), representing 18.1% and 78.8% (2009: 3.6% and 81.4%) of the total accounts receivable.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the six-month periods ended 30 June 2010 and 2009, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2010 and 2009, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2010 and 31 December 2009, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 30 June 2010 RMB millions	At 31 December 2009 RMB millions	At 30 June 2010 RMB millions	At 31 December 2009 RMB millions

Amounts due from subsidiaries	—	—	30,398	17,737
Amounts due from Sinopec Group Company and fellow subsidiaries	677	705	609	615
Amounts due from associates and jointly controlled entities	2,869	57	2,620	41
Amounts due from others	8,357	6,178	4,450	3,855
	11,903	6,940	38,077	22,248
Less: Allowance for doubtful accounts	2,498	2,486	3,104	2,998
Total	9,405	4,454	34,973	19,250

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2010				At 31 December 2009
	Amount RMB millions	Percentage of other receivables %	Allowance RMB millions	Percentage of allowance to other receivables balance %	Amount RMB millions	Percentage of other receivables %	Allowance RMB millions	Percentage of allowance to other receivables balance %

Within one year	8,271	69.5	10	0.1	3,333	48.0	40	1.2
Between one and two years	340	2.9	35	10.3	528	7.6	85	16.1
Between two and three years	491	4.1	105	21.4	342	4.9	119	34.8
Over three years	2,801	23.5	2,348	83.8	2,737	39.5	2,242	81.9
Total	11,903	100.0	2,498		6,940	100.0	2,486

	The Company
	At 30 June 2010				At 31 December 2009
	Amount RMB millions	Percentage of other receivables %	Allowance RMB millions	Percentage of allowance to other receivables balance %	Amount RMB millions	Percentage of other receivables %	Allowance RMB millions	Percentage of allowance to other receivables balance %
Within one year	34,210	89.8	194	0.6	18,275	82.2	39	0.2
Between one and two years	275	0.7	32	11.6	389	1.7	39	10.0
Between two and three years	331	0.9	46	13.9	227	1.0	58	25.6
Over three years	3,261	8.6	2,832	86.8	3,357	15.1	2,862	85.3
Total	38,077	100.0	3,104		22,248	100.0	2,998

8	OTHER RECEIVABLES (Continued)

At 30 June 2010 and 31 December 2009, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June 2010	At 31 December 2009

Total amount (RMB millions)	3,161	710
Ageing	From within one year to over three years	From within one year to over three years
Percentage to the total balance of other receivables	26.6%	10.2%

At 30 June 2010, the Group’s and the Company’s other receivables due from related parties amounted to RMB 3,546 million and RMB 33,627 million (2009: RMB 762 million and RMB 18,393 million), representing 29.8% and 88.3% (2009: 11.0% and 82.7%) of the total of other receivables.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the six-month periods ended 30 June 2010 and 2009, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2010 and 2009, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2010 and 31 December 2009, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

All prepayments are aged within one year.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10	INVENTORIES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Raw materials	98,199	87,471	59,927	54,326
Work in progress	13,252	11,609	9,157	8,182
Finished goods	47,749	39,737	28,847	24,782
Spare parts and consumables	4,438	3,832	2,874	2,285
	163,638	142,649	100,805	89,575
Less: Provision for diminution in value of inventories	1,096	1,038	625	582
	162,542	141,611	100,180	88,993

Provision for diminution in value of inventories is mainly against spare parts and consumables. For the six-month period ended 30 June 2010, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of inventories of the refining and chemicals segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in jointly controlled entities RMB millions	Investments in associates RMB millions	Other equity investments RMB millions	Provision for impairments losses RMB millions	Total RMB millions

Balance at 1 January 2010	13,928	18,162	1,610	(197)	33,503
Additions for the period	2,841	2,084	151	—	5,076
Share of profits less losses from investments accounted for under the equity method	1,014	926	—	—	1,940
Change of capital reserve from investments accounted for under the equity method	—	(481)	—	—	(481)
Dividends receivable/received	(59)	(746)	—	—	(805)
Disposals for the period	—	(23)	(108)	—	(131)
Movement of provision for impairment losses	—	—	—	5	5
Balance at 30 June 2010	17,724	19,922	1,653	(192)	39,107

The Company

	Investments in subsidiaries RMB millions	Investments in jointly controlled entities RMB millions	Investments in associates RMB millions	Other equity investments RMB millions	Provision for impairment losses RMB millions	Total RMB millions

Balance at 1 January 2010	67,574	6,806	13,796	891	(147)	88,920
Additions for the period	2,609	2,841	2,056	117	—	7,623
Share of profits less losses from investments accounted for under the equity method	—	591	622	—	—	1,213
Change of capital reserve from investments accounted for under the equity method	—	—	(481)	—	—	(481)
Dividends receivable/received	—	—	(410)	—	—	(410)
Disposals for the period	—	—	(22)	(14)	—	(36)
Movement of provision for impairment losses	—	—	—	—	5	5
Balance at 30 June 2010	70,183	10,238	15,561	994	(142)	96,834

Details of the Company’s principal subsidiaries are set out in Note 48.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

Name of investees	Type of investees	Register location	Legal representative	Registered capital RMB millions	Percentage of equity/voting right directly or indirectly held by the Company %	Total assets at 30 June 2010 RMB millions	Total liability at 30 June 2010 RMB millions	Operating revenue for the six month period ended 30 June 2010 RMB millions

1. Jointly controlled entities
Shanghai Secco Petrochemical Company Limited	Limited Company	Shanghai	Jeanne Marie Johns	USD 901	50%	18,068	8,858	15,006
BASF-YPC Company Limited	Limited Company	Jiangsu Provice	Ma Qiulin	8,793	40%	20,673	8,732	7,042
Fujian Refining and Petrochemical Company Limited	Limited Company	Fujian Province	Lu Dong	12,806	50%	46,297	35,921	27,852
SINOPEC SABIC Tianjin Petrochemical Company Limited	Limited Company	Tianjin	Khaled A. Almana	6,120	50%	21,032	15,232	6,549
2. Associates
Sinopec Finance Company Limited	Limited Company	Beijing	Li Chunguang	8,000	49%	94,382	81,475	1,281
China Aviation Oil Supply Company Limited	Limited Company	Beijing	Sun Li	3,800	29%	16,055	10,338	28,996
Shanghai Petroleum Company Limited	Limited Company	Shanghai	Xu Guobao	900	30%	3,835	826	505
Shanghai Chemical Industry Park Development Company Limited	Limited Company	Shanghai	Rong Guangdao	2,372	38.26%	6,996	3,454	13
China Shipping & Sinopec Suppliers Company Limited	Limited Company	Guangdong Province	Zhang Jianhua	877	50%	1,711	747	4,559

The Group’s effective interest share of the jointly controlled entities’ net assets, operating income and net profit are as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions
Net assets	17,724	13,928

	Six-month periods ended 30 June
	2010	2009
	RMB millions	RMB millions
Operating income	28,123	8,418
Net profit	1,014	647

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the six-month period ended 30 June 2010, the Group and the Company had no individually significant long-term investments which had been provided for impairment losses.

12	FIXED ASSETS

The Group － by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2010	407,399	203,215	116,080	194,956	11,308	932,958
Additions for the period	812	47	373	2	54	1,288
Transferred from construction in progress	15,127	3,536	2,545	17,277	612	39,097
Reclassifications	228	44	33	(77)	(228)	—
Disposals	(7)	(198)	(453)	(260)	(71)	(989)
Contributed to a jointly controlled entity	—	—	—	(286)	—	(286)
Reclassification to other assets	—	(171)	(191)	—	(48)	(410)
Balance at 30 June 2010	423,559	206,473	118,387	211,612	11,627	971,658
Accumulated depreciation:
Balance at 1 January 2010	196,543	93,141	31,598	122,465	3,861	447,608
Depreciation charge for the period	13,314	5,521	2,845	4,103	412	26,195
Reclassifications	5	(53)	17	36	(5)	—
Written back on disposals	(7)	(166)	(257)	(189)	(55)	(674)
Reclassification to other assets	—	(29)	(44)	—	—	(73)
Balance at 30 June 2010	209,855	98,414	34,159	126,415	4,213	473,056
Provision for impairment losses:
Balance at 1 January 2010	7,927	1,278	2,882	8,075	6	20,168
Additions for the period	131	115	35	138	—	419
Reclassifications	—	25	—	(25)	—	—
Written off for the period	—	(25)	(75)	(59)	(3)	(162)
Balance at 30 June 2010	8,058	1,393	2,842	8,129	3	20,425
Net book value:
Balance at 30 June 2010	205,646	106,666	81,386	77,068	7,411	478,177
Balance at 31 December 2009	202,929	108,796	81,600	64,416	7,441	465,182

The Company － by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2010	376,098	163,600	89,024	121,273	9,452	759,447
Additions for the period	779	47	15	2	50	893
Transferred from construction in progress	14,239	2,657	1,728	15,915	611	35,150
Transferred from subsidiaries	—	11	—	245	—	256
Transferred to a subsidiary	—	—	(239)	—	—	(239)
Reclassifications	228	92	44	(136)	(228)	—
Disposals	(7)	(182)	(285)	(71)	(57)	(602)
Contributed to a jointly controlled entity	—	—	—	(286)	—	(286)
Reclassification to other assets	—	(171)	(186)	—	(48)	(405)
Balance at 30 June 2010	391,337	166,054	90,101	136,942	9,780	794,214

Accumulated depreciation:
Balance at 1 January 2010	178,215	80,552	26,829	73,717	2,990	362,303
Depreciation charge for the period	11,996	4,204	2,137	2,748	325	21,410
Transferred from a subsidiary	—	2	—	130	—	132
Transferred to subsidiaries	—	—	(74)	—	—	(74)
Reclassifications	5	(20)	19	1	(5)	—
Written back on disposals	(7)	(152)	(177)	(54)	(53)	(443)
Reclassification to other assets	—	(29)	(44)	—	—	(73)
Balance at 30 June 2010	190,209	84,557	28,690	76,542	3,257	383,255

Provision for impairment losses:
Balance at 1 January 2010	5,721	1,168	2,595	6,675	6	16,165
Additions for the period	82	112	35	135	—	364
Reclassifications	—	25	—	(25)	—	—
Written off for the period	—	(24)	(25)	(17)	(3)	(69)
Balance at 30 June 2010	5,803	1,281	2,605	6,768	3	16,460

Net book value:
Balance at 30 June 2010	195,325	80,216	58,806	53,632	6,520	394,499
Balance at 31 December 2009	192,162	81,880	59,600	40,881	6,456	380,979

12	FIXED ASSETS (Continued)

The Group － by asset class

			Oil depots,	Machinery,
		Oil	storage	equipment,
	Plants and	and gas	tanks and	vehicles and
	buildings	properties	service stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2010	61,142	339,227	136,706	395,883	932,958
Additions for the period	47	803	34	404	1,288
Transferred from construction in progress	1,326	14,852	3,157	19,762	39,097
Reclassifications	651	(9)	384	(1,026)	—
Disposals	(99)	—	(240)	(650)	(989)
Contributed to a jointly controlled entity	(286)	—	—	—	(286)
Reclassification to other assets	(244)	—	(136)	(30)	(410)
Balance at 30 June 2010	62,537	354,873	139,905	414,343	971,658

Accumulated depreciation:
Balance at 1 January 2010	28,497	165,261	31,723	222,127	447,608
Depreciation charge for the period	1,187	11,748	3,326	9,934	26,195
Reclassifications	128	(2)	50	(176)	—
Written back on disposals	(65)	—	(126)	(483)	(674)
Reclassification to other assets	(29)	—	(37)	(7)	(73)
Balance at 30 June 2010	29,718	177,007	34,936	231,395	473,056

Provision for impairment losses:
Balance at 1 January 2010	1,695	7,875	2,483	8,115	20,168
Additions for the period	19	59	39	302	419
Reclassifications	4	—	7	(11)	—
Written off for the period	(11)	—	(47)	(104)	(162)
Balance at 30 June 2010	1,707	7,934	2,482	8,302	20,425

Net book value:
Balance at 30 June 2010	31,112	169,932	102,487	174,646	478,177
Balance at 31 December 2009	30,950	166,091	102,500	165,641	465,182

The Company － by asset class

			Oil depots,	Machinery,
		Oil	storage	equipment,
	Plants and	and gas	tanks and	vehicles and
	buildings	properties	service stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2010	43,332	314,118	114,278	287,719	759,447
Additions for the period	26	769	16	82	893
Transferred from construction in progress	1,185	13,984	2,325	17,656	35,150
Transferred from subsidiaries	94	—	114	48	256
Transferred to a subsidiary	(93)	—	(126)	(20)	(239)
Reclassifications	621	(9)	390	(1,002)	—
Disposals	(83)	—	(178)	(341)	(602)
Contributed to a jointly controlled entity	(286)	—	—	—	(286)
Reclassification to other assets	(244)	—	(132)	(29)	(405)
Balance at 30 June 2010	44,552	328,862	116,687	304,113	794,214

Accumulated depreciation:
Balance at 1 January 2010	17,792	148,755	27,839	167,917	362,303
Depreciation charge for the period	878	10,506	2,677	7,349	21,410
Transferred from a subsidiary	31	—	82	19	132
Transferred to subsidiaries	(30)	—	(40)	(4)	(74)
Reclassifications	126	(2)	51	(175)	—
Written back on disposals	(58)	—	(101)	(284)	(443)
Reclassification to other assets	(29)	—	(37)	(7)	(73)
Balance at 30 June 2010	18,710	159,259	30,471	174,815	383,255

Provision for impairment losses:
Balance at 1 January 2010	1,396	5,674	2,431	6,664	16,165
Additions for the period	6	43	38	277	364
Reclassifications	4	—	7	(11)	—
Written off for the period	(8)	—	(42)	(19)	(69)
Balance at 30 June 2010	1,398	5,717	2,434	6,911	16,460

Net book value:
Balance at 30 June 2010	24,444	163,886	83,782	122,387	394,499
Balance at 31 December 2009	24,144	159,689	84,008	113,138	380,979

12	FIXED ASSETS (Continued)

The additions in the exploration and production segment and oil and gas properties of the Group and the Company for six-month period ended 30 June 2010 included RMB 803 million (2009: RMB 360 million) and RMB 768 million (2009: RMB 318 million), respectively of the estimated dismantlement costs for site restoration.

Impairment losses recognised on fixed assets of the exploration and production ("E&P") segment were RMB 131 million (2009: RMB nil) for the six-month period ended 30 June 2010. These impairment losses relate to certain buildings and oil and gas properties that cease to use.

Impairment losses recognised on fixed assets of the refining and chemicals segments were RMB 115 million (2009: RMB 24 million) and RMB 138 million (2009: RMB 9 million) for the six-month period ended 30 June 2010, respectively. These impairment losses relate to certain refining and chemicals production facilities that were closed. The carrying values of these facilities were written down to their recoverable amounts.

Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of RMB 35 million (2009: RMB 128 million) for the six-month period ended 30 June 2010 primarily relate to certain service stations that were closed or abandoned during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 30 June 2010 and 31 December 2009, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2010 and 31 December 2009, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2010 and 31 December 2009, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2010	46,297	13,720	17,410	38,589	3,931	119,947
Additions for the period	17,843	4,776	7,278	6,579	317	36,793
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Dry hole costs written off	(2,504)	—	—	—	—	(2,504)
Transferred to fixed assets	(15,127)	(3,536)	(2,545)	(17,277)	(612)	(39,097)
Reclassification to other assets	(18)	(79)	(593)	(1,167)	(336)	(2,193)
Other decrease	—	(31)	—	—	—	(31)
Balance at 30 June 2010	46,491	14,850	21,550	9,265	3,300	95,456

Provision for impairment losses:
Balance at 1 January 2010	—	83	78	—	—	161
Decrease for the period	—	(31)	—	—	—	(31)
Balance at 30 June 2010	—	52	78	—	—	130

Net book value:
Balance at 30 June 2010	46,491	14,798	21,472	9,265	3,300	95,326
Balance at 31 December 2009	46,297	13,637	17,332	38,589	3,931	119,786

At 30 June 2010, major construction projects of the Group are as follows:

			Net				Accumulated
			additions /				interest
		Balance at	(decreases)	Balance at			capitalised at
	Budgeted	1 January	for the	30 June	Percentage of		30 June
Project name	amount	2010	period	2010	Completion	Source of	2010
	RMB millions	RMB millions	RMB millions	RMB millions	%	funding	RMB millions

15,000 million cubic per year Natural Gas Capacity Improvement Project	33,700	22,665	(7,088)	15,577	81%	Bank loans & self-financing	2,038
Zhenhai 1,000,000 tonnes per year Ethylene Construction Project	23,497	16,412	(12,797)	3,615	79%	Bank loans & self-financing	521
Yulin Jinan Pipeline Project	6,042	2,314	473	2,787	55%	Bank loans self-financing &	17
Sichuan-East China Gas Pipeline Project	22,261	1,676	790	2,466	91%	Bank loans & self-financing	875
Wuhan 800,000 tonnes per year Ethylene Construction Project	16,563	859	158	1,017	6%	Bank loans & self-financing	24

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2010 by the Group and the Company ranged from 3.0% to 6.5% (2009: 3.0% to 6.7%).

13	CONSTRUCTION IN PROGRESS (Continued)

On 21 January 2010, the Group sold certain construction in progress of approximately RMB 17,459 million of the chemicals segment into a new jointly controlled entity.

The Company

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2010	45,832	12,418	13,487	36,710	3,924	112,371
Additions for the period	16,803	4,202	4,409	6,267	174	31,855
Contributed to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Dry hole costs written off	(2,504)	—	—	—	—	(2,504)
Transferred to fixed assets	(14,239)	(2,657)	(1,728)	(15,915)	(611)	(35,150)
Reclassification to other assets	(18)	(55)	(431)	(1,167)	(322)	(1,993)
Other decrease	—	(31)	—	—	—	(31)
Balance at 30 June 2010	45,874	13,877	15,737	8,436	3,165	87,089

Provision for impairment losses:
Balance at 1 January 2010	—	83	71	—	—	154
Other decrease	—	(31)	—	—	—	(31)
Balance at 30 June 2010	—	52	71	—	—	123

Net book value:
Balance at 30 June 2010	45,874	13,825	15,666	8,436	3,165	86,966
Balance at 31 December 2009	45,832	12,335	13,416	36,710	3,924	112,217

14	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2010	19,259	3,523	1,518	3,397	1,256	28,953
Additions for the period	1,393	30	614	53	55	2,145
Contributed to a jointly controlled entity	(350)	—	—	—	—	(350)
Decreases for the period	(7)	—	—	—	—	(7)
Balance at 30 June 2010	20,295	3,553	2,132	3,450	1.311	30,741

Accumulated amortisation:
Balance at 1 January 2010	2,070	2,383	642	297	620	6,012
Additions for the period	285	110	62	75	98	630
Decreases for the period	(5)	—	—	—	—	(5)
Balance at 30 June 2010	2,350	2,493	704	372	718	6,637

Provision for impairment losses:
Balance at 1 January 2010	—	55	24	—	—	79
Balance at 30 June 2010	—	55	24	—	—	79

Net book value:
Balance at 30 June 2010	17,945	1,005	1,404	3,078	593	24,025
Balance at 31 December 2009	17,189	1,085	852	3,100	636	22,862

Amortisation charged to the intangible assets of the Group for the six-month period ended 30 June 2010 is RMB 620 million.

14	INTANGIBLE ASSETS (Continued)

The Company

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2010	12,063	2,789	1,365	3,310	914	20,441
Additions for the period	1,298	30	611	40	40	2,019
Contributed to a jointly controlled entity	(350)	—	—	—	—	(350)
Balance at 30 June 2010	13,011	2,819	1,976	3,350	954	22,110

Accumulated amortisation:
Balance at 1 January 2010	852	2,141	559	287	510	4,349
Additions for the period	158	84	60	74	73	449
Balance at 30 June 2010	1,010	2,225	619	361	583	4,798

Provision for impairment losses:
Balance at 1 January 2010	—	55	24	—	—	79
Balance at 30 June 2010	—	55	24	—	—	79

Net book value:
Balance at 30 June 2010	12,001	539	1,333	2,989	371	17,233
Balance at 31 December 2009	11,211	593	782	3,023	404	16,013

Amortisation charged to the intangible assets of the Company for the six-month period ended 30 June 2010 is RMB 446 million.

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

		Increase/		Provision	Net book
	Balance at	(decrease)	Balance at	for impairment	value at
	1 January 2010	for the period	30 June 2010	losses	30 June 2010
Name of investee	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch	1,157	—	1,157	—	1,157
Sinopec Zhenhai Refining and Chemical Branch	4,043	—	4,043	—	4,043
Sinopec Qilu Branch	2,159	—	2,159	—	2,159
Sinopec Yangzi Petrochemical Company Limited	2,737	—	2,737	—	2,737
Sinopec Zhongyuan Oil Field Branch	1,391	—	1,391	(1,391)	—
Sinopec Shengli Oil Field Dynamic Company Limited	1,361	—	1,361	—	1,361
Hong Kong service stations	926	(8)	918	—	918
Multiple units without individually significant goodwill	1,780	135	1,915	—	1,915
Total	15,554	127	15,681	(1,391)	14,290

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Beijing Yanshan Branch, Sinopec Zhenhai Refining and Chemical Branch, Sinopec Qilu Branch, Sinopec Yangzi Petrochemical Company Limited, Sinopec Shengli Oil Field Dynamic Company Limited and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.4%to 12.5% ( 2009: 11.2% to 13.6%). Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets		Liabilities		Net balance
	At	At	At	At	At	At
	30 June	31 December	30 June	31 December	30 June	31 December
	2010	2009	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,527	3,207	—	—	3,527	3,207
Accruals	652	815	—	—	652	815
Cash flow hedges	—	7	(7)	(18)	(7)	(11)
Non-current
Fixed assets	5,444	5,601	(1,195)	(1,178)	4,249	4,423
Accelerated depreciation	—	—	(5,252)	(3,682)	(5,252)	(3,682)
Tax value of losses carried forward	2,855	3,954	—	—	2,855	3,954
Embedded derivative component of the Convertible Bonds	—	—	(151)	(96)	(151)	(96)
Others	99	99	(2)	(5)	97	94
Deferred tax assets/(liabilities)	12,577	13,683	(6,607)	(4,979)	5,970	8,704

The Company

	Assets		Liabilities		Net balance
	At	At	At	At	At	At
	30 June	31 December	30 June	31 December	30 June	31 December
	2010	2009	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	2,961	2,928	—	—	2,961	2,928
Accruals	647	811	—	—	647	811
Non-current
Fixed assets	4,518	4,803	(450)	(429)	4,068	4,374
Accelerated depreciation	—	—	(5,445)	(4,015)	(5,445)	(4,015)
Embedded derivative component of the Convertible Bonds	—	—	(151)	(96)	(151)	(96)
Others	43	54	(1)	(4)	42	50
Deferred tax assets/(liabilities)	8,169	8,596	(6,047)	(4,544)	2,122	4,052

At 30 June 2010, certain subsidiaries of the Company did not recognise the tax value of loss carried forward of RMB 5,531 million (2009: RMB 5,555 million), of which RMB 364 million (2009: RMB 438 million) was incurred for the six-month period ended 30 June 2010, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 919 million, RMB 1,231 million, RMB 392 million, RMB 2,182 million, RMB 443 million and RMB 364 million will expire in 2010, 2011, 2012, 2013, 2014 and 2015, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

18	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2010, impairment losses of the Group are analysed as follows:

		Balance at	Provision	Written back	Written off	Balance at
	Note	1 January 2010	for the period	for the period	for the period	30 June 2010
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,921	15	(26)	(3)	1,907
Other receivables	8	2,486	191	(174)	(3)	2,500
		4,407	206	(200)	(6)	4,407
Provision for diminution	10	1,038	347	(31)	(258)	1,096
Long-term equity investments	11	197	—	—	(5)	192
Fixed assets	12	20,168	419	—	(162)	20,425
Construction in progress	13	161	—	—	(31)	130
Intangible assets	14	79	—	—	—	79
Goodwill	15	1,391	—	—	—	1,391
Total	27,441	972	(231)	(462)	27,720

At 30 June 2010, impairment losses of the Company are analysed as follows:

		Balance at	Provision	Written back	Written off	Balance at
	Note	1 January 2010	for the period	for the period	for the period	30 June 2010
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,526	14	(25)	(3)	1,512
Other receivables and prepayments	8	2,998	190	(79)	(3)	3,106
		4,524	204	(104)	(6)	4,618
Provision for diminution in value of inventories	10	582	278	(29)	(206)	625
Long-term equity investments	11	147	—	—	(5)	142
Fixed assets	12	16,165	364	—	(69)	16,460
Construction in progress	13	154	—	—	(31)	123
Intangible assets	14	79	—	—	—	79
Total		21,651	846	(133)	(317)	22,047

See the note of each class of assets for the reason for its impairment losses recognised for the period.

19	SHORT-TERM LOANS

The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term bank loans	17,081	21,587	5,141	5,050
Loans from Sinopec Group Company and fellow subsidiaries	6,715	13,313	1,085	678
Total	23,796	34,900	6,226	5,728

At 30 June 2010, the Group’s and the Company’s weighted average interest rates per annum on short-term loans were 2.4% (2009: 2.5%) and 4.3% (2009: 4.6%), respectively. The majority of the above loans are by credit.

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 30 June 2010 and 31 December 2009, the Group and the Company had no significant overdue short-term loan.

20	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally within one year.

21	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 30 June 2010 and 31 December 2009, the Group and the Company had no individually significant accounts payable aged over one year.

22	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 30 June 2010 and 31 December 2009, the Group and the Company had no individually significant advances from customers aged over one year.

23	EMPLOYEE BENEFITS PAYABLE

At 30 June 2010 and 31 December 2009, the Group’s and the Company’s employee benefits payable primarily represented wages payable and social insurance payable.

24	TAXES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Recoverable value-added tax	(5,261)	(9,137)	(4,757)	(8,307)
Consumption tax	11,029	14,586	8,635	11,686
Income tax	2,741	2,746	1,839	1,953
Special oil income levy	5,499	3,719	5,492	3,703
Resources tax	897	796	817	722
Other taxes	3,092	3,779	2,564	3,060
Total	17,997	16,489	14,590	12,817

25	OTHER PAYABLES

At 30 June 2010 and 31 December 2009, the Group’s and the Company’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 30 June 2010 and 31 December 2009, the Group and the Company had no individually significant other payables aged over three years.

26	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s and the Company’s non-current liabilities due within one year represent:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
－ Renminbi loans	2,324	5,733	2,319	4,232
－ Japanese Yen loans	302	306	302	306
－ US Dollar loans	94	110	61	79
－ Euro loans	62	85	62	85
	2,782	6,234	2,744	4,702

Long-term other loans
－ Renminbi loans	69	67	—	—
－ US Dollar loans	12	10	3	3
	81	77	3	3

Long-term loans from Sinopec Group Company and fellow subsidiaries
－ Renminbi loans	170	330	170	160

Total non-current liabilities due within one year	3,033	6,641	2,917	4,865

At 30 June 2010 and 31 December 2009, the Group and the Company had no significant overdue long-term loan.

27	LONG-TERM LOANS

The Group’s and the Company’s long-term loans represent:

		The Group		The Company
		At 30 June	At 31 December	At 30 June	At 31 December
		2010	2009	2010	2009
	Interest rate and final maturity	RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
Renminbi loans	Interest rates ranging from interest free
	to 6.5% per annum at 30 June 2010
	with maturities through 2025	17,955	18,869	17,650	17,064
Japanese Yen loans	Interest rates ranging from 2.6%
	to 3.0% per annum at 30 June 2010
	with maturities through 2024	1,565	1,660	1,565	1,660
US Dollar loans	Interest rates ranging from interest free
	to 7.9% per annum at 30 June 2010
	with maturities through 2031	570	629	348	390
Euro loans	Interest rates ranging from 6.6% to
	6.7% per annum at 30 June 2010
	with maturities through 2011	62	116	62	116
Less: Current portion		2,782	6,234	2,744	4,702
Long-term bank loans		17,370	15,040	16,881	14,528

Long-term other loans
Renminbi loans	Interest free per annum at 30 June 2010
	with maturities through 2011	73	73	5	5
US Dollar loans	Interest rates ranging from interest free
	to 4.9% per annum at 30 June 2010
	with maturities through 2015	28	29	18	19
Less: Current portion		81	77	3	3
Long-term other loans		20	25	20	21

Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free
	to 5.4% per annum at 30 June 2010
	with maturities through 2020	37,599	37,330	37,569	37,160
Less: Current portion		170	330	170	160
Long-term loans from Sinopec Group Company and fellow subsidiaries		37,429	37,000	37,399	37,000
Total		54,819	52,065	54,300	51,549

The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Between one and two years	4,788	4,085	4,657	3,944
Between two and five years	13,276	11,181	12,951	10,885
After five years	36,755	36,799	36,692	36,720
Total long-term loans	54,819	52,065	54,300	51,549

At 30 June 2010, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

						Remaining
					Remaining	balance at
					balance at	31 December
				Interest rate	30 June 2010	2009
Lenders	Borrowing dates	Maturity dates	Currency	%	RMB millions	RMB millions

Sinopec Finance Company Limited	18 October 2000	31 December 2020	RMB	interest free	35,561	35,561
China Development Bank	20 January 2005	20 December 2013	RMB	5.35%	12,000	13,000
Agricultural Bank of China	2 March 2010	1 March 2013	RMB	4.86%	1,500	—
Industrial and Commercial Bank of China	5 January 2010	4 January 2013	RMB	4.86%	1,000	—
Bank of China	3 July 2009	3 July 2012	RMB	4.86%	1,000	1,000

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

28	DEBENTURES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term corporate bonds (i)	31,000	31,000	30,000	30,000
Debentures payable:
－ Corporate Bonds (ii)	78,500	58,500	78,500	58,500
－ Convertible Bonds (iii)	10,317	10,371	10,317	10,371
－ Convertible Bonds With Warrants (iv)	25,445	24,892	25,445	24,892
	114,262	93,763	114,262	93,763

(i)
A subsidiary of the Group issued 330-day corporate bonds of face value at RMB 1 billion to corporate investors in the PRC debenture market on 3 April 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The subsidiary redeemed the corporate bonds in March 2010.

The Company issued one-year corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 16 July 2009. The effective yield of the one-year corporate bonds is 1.88% per annum and interest is paid annually. The corporate bonds will mature in July 2010.

The Company issued one-year corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 12 November 2009. The effective yield of the one-year corporate bonds is 2.30% per annum and interest is paid annually. The corporate bonds will mature in November 2010.

A subsidiary of the Company issued one-year corporate bonds of face value RMB 1 billion to corporate investors in the PRC debenture market on 22 June 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum and interest is paid annually. The corporate bonds will mature in June 2011.

(ii)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 10 billion to corporate investors in the PRC debenture market on 27 March 2009. The three-year corporate bond bears a fixed interest rate of 2.25% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 20 billion to corporate investors in the PRC debenture market on 26 June 2009. The three-year corporate bond bears a fixed interest rate of 2.48% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 11 billion to corporate investors in the PRC debenture market on 21 May 2010. The five-year corporate bond bears a fixed interest rate of 3.75% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 9 billion to corporate investors in the PRC debenture market on 21 May 2010. The ten-year corporate bond bears a fixed interest rate of 4.05% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

28	DEBENTURES PAYABLE (Continued)

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the "Convertible Bonds").? The Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company ("the Conversion component").? Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.? The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) ("the Early Redemption Option") and a cash settlement option when the holders exercise their conversion right ("the Cash Settlement Option").? The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

At 30 June 2010, the carrying amounts of liability and derivative components, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,317 million (2009: RMB 10,153 million) and RMB nil (2009: RMB 218 million), respectively. No conversion of the Convertible Bonds has occurred up to 30 June 2010.

At 30 June 2010 and 31 December 2009, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2010	2009

Stock price of underlying shares	HKD 6.35	HKD 6.91
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	155 basis points	150 basis points
Average risk free rate	0.73%	0.87%
Average expected life	2.3 years	2.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2009 to 30 June 2010 resulted in a gain from changes in fair value of RMB 218 million (2009: loss from changes in fair value of RMB 114 million), which has been recorded as "gain/(loss) from changes in fair value" in the income statement for the six-month period ended 30 June 2010.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. If the aforesaid derivative component has not been separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the "Bonds with Warrants"). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company. The warrants were exercisable during the five trading days between 25 February and 3 March 2010.

During the six-month period ended 30 June 2010, 188,292 units of warrants were exercised at an exercise price of RMB 19.15 per share (Note 30), the share premium of RMB 2 million was recognised in capital reserve, and the remaining warrants were expired.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognised as the equity component in capital reserve of RMB 6,879 million was transferred to share premium.

29	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follow:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2010	11,458	10,882
Provision for the period	803	768
Accretion expenses	270	257
Utilised	(26)	(26)
Balance at 30 June 2010	12,505	11,881

30	SHARE CAPITAL

	The Group and the Company
	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Registered, issued and fully paid:
69,922,039,774 domestic listed A shares (2009: 69,921,951,000) of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares (2009: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 domestic stated-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 stated-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

On 3 March 2010, the Company issued 88,774 domestic listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants (Note 28(iv)) with a net proceeds of RMB 1,700,022.

All A shares and H shares rank pari passu in all material aspects.

KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002, KPMG-C (2001) CV No. 0006 and KPMG-A (2010) CR No. 0008 were issued on 22 February 2000, 27 February 2001, 23 July 2001 and 19 April 2010 respectively.

31	CAPITAL RESERVE

The movements in capital reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2010	38,202	38,234
Changes in fair value of cash flow hedge, net of deferred tax (Note 43)	(20)	—
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	(481)	(481)
Distribution to Sinopec Group Company	(18)	(18)
Warrants exercised (Note 28 (iv))	2	2
Balance at 30 June 2010	37,685	37,737

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital; (c) the equity component of the Bonds with Warrants; (d) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (e) adjustment for changes in fair value of available-for-sale financial assets.

(i) The available-for-sale financial assets held by the Group and the Company are carried at fair value with any change in fair value, net of deferred tax, recognised directly in capital reserve.

32	SURPLUS RESERVES

Movements in surplus reserves are as follows:

The Group and the Company
	Statutory	Discretionary
	surplus	surplus
	reserve	reserve	Total
	RMB millions	RMB millions	RMB millions

Balance at 1 January and 30 June 2010	48,031	67,000	115,031

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

33	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Income from principal operations	923,123	523,015	558,269	357,492
Income from other operations	13,400	11,010	12,420	10,009
Total	936,523	534,025	570,689	367,501
Operating cost	767,032	389,325	437,872	257,675

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 51.

For the six-month period ended 30 June 2010, revenue from sales to top five customers amounted to RMB 75,800 million (2009: RMB 46,200 million) which accounted for 8% (2009: 9%) of total operating income of the Group.

34	SALES TAXES AND SURCHARGES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Consumption tax	56,467	53,947	43,341	41,509
Special oil income levy	9,935	412	9,322	392
City construction tax	5,351	4,252	4,399	3,522
Education surcharge	2,910	2,304	2,422	1,927
Resources tax	496	425	474	404
Business tax	251	178	204	139
Total	75,410	61,518	60,162	47,893

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

35	FINANCIAL EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Interest expenses incurred	4,375	5,098	3,554	3,912
Less: Capitalised interest expenses	729	1,127	724	1,094
Net interest expenses	3,646	3,971	2,830	2,818
Accretion expenses (Note 29)	270	167	257	155
Interest income	(162)	(108)	(91)	(52)
Foreign exchange loss	190	120	92	85
Foreign exchange gain	(295)	(269)	(137)	(217)
Total	3,649	3,881	2,951	2,789

36	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

37	IMPAIRMENT LOSSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Receivables	6	22	100	39
Inventories	316	(33)	249	(31)
Fixed assets	419	161	364	150
Construction in progress	—	28	—	28
Total	741	178	713	186

38	(GAIN)/LOSS FROM CHANGES IN FAIR VALUE

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Changes in fair value of financial assets and liabilities
held for trading during the period	(322)	275	(3)	57
Fair value (gain)/loss on the derivative component of the Convertible Bonds (Note 28(iii))	(218)	114	(218)	114
Total	(540)	389	(221)	171

39	INVESTMENT INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Income from investment accounted for under cost method	49	38	45	5,273
Income from investment accounted for under equity method	1,940	1,362	1,213	812
Investment income/(loss) from disposal of long-term equity investments	26	74	24	(4)
Investment income from disposal of available-for-sale financial assets	2	56	1	—
Investment (loss)/income from disposal of financial assets and liabilities held for trading	(64)	185	—	13
Income/(loss) from ineffective portion of cash flow hedge	25	(33)	—	—
Others	16	117	64	111
Total	1,994	1,799	1,347	6,205

40	NON-OPERATING INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Gain on disposal of non-current assets	386	312	358	207
Others	280	112	203	66
Total	666	424	561	273

41	NON-OPERATING EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Loss on disposal of non-current assets	25	144	14	135
Fines, penalties and compensation	13	156	12	27
Donations	32	94	28	88
Others	247	261	265	362
Total	317	655	319	612

42	INCOME TAX EXPENSE

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Provision for PRC income tax for the period	7,742	7,546	5,470	5,773
Deferred taxation	2,738	1,402	1,930	1,185
Adjustment for under-provision for income tax in respect
of preceding year	544	170	482	116
Total	11,024	9,118	7,882	7,074

Reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Profit before taxation	48,335	43,768	33,246	33,409
Expected income tax expense at a tax rate of 25%	12,084	10,942	8,312	8,352
Tax effect of non-deductible expenses	89	114	46	87
Tax effect of non-taxable income	(593)	(585)	(328)	(1,285)
Tax effect of differential tax rate (Note)	(906)	(781)	(630)	(196)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(285)	(875)	—	—
Tax effect of tax losses not recognised	91	133	—	—
Adjustment for under-provision for income tax
in respect of preceding year	544	170	482	116
Actual income tax expense	11,024	9,118	7,882	7,074

Note:
The provision for current income tax is based on a statutory rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at preferential rates of 15% or 22%.

43	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

The Group

	Six-month period ended			Six-month period ended
	30 June 2010			30 June 2009
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	benefit	amount	amount	benefit	amount
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Cash flow hedges	(24)	4	(20)	(212)	35	(177)
Available-for-sale financial assets	—	—	—	14		38
Share of other comprehensive income in associates	(481)	—	(481)	735	—	735
Other comprehensive income	(505)	4	(501)	547	49	596

The Company

	Six-month period ended			Six-month period ended
	30 June 2010			30 June 2009
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	benefit	amount	amount	benefit	amount
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Share of other comprehensive income in associates	(481)	—	(481)	735	—	735

43	OTHER COMPREHENSIVE INCOME (Continued)

	(b)	Reclassification adjustments relating to components of other comprehensive income

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	454	(179)	—	—
Amounts transferred to initial carrying amount of hedged items	(133)	—	—	—
Reclassification adjustments for amounts transferred to the consolidated income statement for the period－ the operating costs	(345)	(33)	—	—
Net deferred tax benefit recognised in other comprehensive income	4	35	—	—
Net movement during the period recognised in other comprehensive income	(20)	(177)	—	—
Available-for-sale financial assets:
Changes in fair value recognised during the period	2	80	1	—
Gain on disposal transferred to profit and loss (Note 39)	(2)	(56)	(1)	—
Net deferred tax benefit recognised in other comprehensive income	—	14	—	—
Net movement during the period recognised in other comprehensive income	—	38	—	—
Share of other comprehensive income in associates:
Net movement during the period recognised in other comprehensive income	(481)	735	(481)	735

44	DIVIDENDS

(a) Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 20 August 2010, the directors authorised to declare the interim dividends for the year ending 31 December 2010 of RMB 0.08 (2009: RMB 0.07) per share totalling RMB 6,936 million (2009: RMB 6,069 million).

(b) Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared.

45	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

(a)	Reconciliation of net profit to cash flows from operating activities:

		The Group		The Company
		Six-month periods ended 30 June		Six-month periods ended 30 June
		2010	2009	2010	2009
		RMB millions	RMB millions	RMB millions	RMB millions

Net profit		37,311	34,650	25,364	26,335
Add:	Impairment losses on assets	741	178	713	186
	Depreciation of fixed assets	26,195	24,103	21,410	19,628
	Amortisation of intangible assets	620	496	446	323
	Dry hole costs	2,504	1,761	2,504	1,761
	Net gain on disposal of fixed assets	(361)	(168)	(344)	(72)
	Fair value (gain)/loss	(540)	389	(221)	171
	Financial expenses	3,649	3,881	2,951	2,789
	Investment income	(1,994)	(1,799)	(1,347)	(6,205)
	Decrease in deferred tax assets	1,099	1,497	427	1,094
	Increase/(decrease) in deferred tax liabilities	1,639	(95)	1,503	91
	Increase in inventories	(21,246)	(24,293)	(11,435)	(13,235)
	Increase in operating receivables	(27,562)	(13,736)	(23,375)	(3,791)
	Increase in operating payables	28,000	55,506	14,584	25,653
Net cash flow from operating activities		50,055	82,370	33,180	54,728

45	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT (Continued)

	(b)	Net change in cash and cash equivalents:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the period	141	165	120	140
Less: Cash balance at the beginning of the period	140	161	111	141
Add: Cash equivalents at the end of the period	15,071	7,435	11,438	3,517
Less: Cash equivalents at the beginning of the period	8,610	6,847	4,589	2,086
Net increase of cash and cash equivalents	6,462	592	6,858	1,430

(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Cash at bank and on hand
－ Cash on hand	141	165	120	140
－ Demand deposits	15,071	7,435	11,438	3,517
Cash and cash equivalents at the end of the period	15,212	7,600	11,558	3,657

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(a)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Su Shulin
Registered capital	:	RMB 182,029 million

For the six-month period ended 30 June 2010, Sinopec Group Company held 75.84% shares of the Company and there is no change on percentage shareholding during this reporting period.

(b)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sonagol Sinopec International Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Company Limited
China Shipping & Sinopec Suppliers Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited
SINOPEC SABIC Tianjin Petrochemical Company Limited

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group		The Company
		Six-month periods ended 30 June		Six-month periods ended 30 June
		2010	2009	2010	2009
	Note	RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	105,830	63,487	52,802	27,894
Purchases	(ii)	54,351	22,263	29,553	16,883
Transportation and storage	(iii)	582	587	490	513
Exploration and development services	(iv)	11,198	13,291	10,861	12,599
Production related services	(v)	5,841	5,212	4,792	4,032
Ancillary and social services	(vi)	1,903	846	1,851	838
Operating lease charges	(vii)	3,680	2,399	3,516	2,298
Agency commission income	(viii)	44	33	32	—
Interest received	(ix)	49	9	73	36
Interest paid	(x)	522	527	236	299
Net deposits (withdrawn from)/placed with related parties	(ix)	(1,252)	607	642	352
Net loans (repaid to)/obtained from related parties	(xi)	(6,329)	(15,446)	816	(4,207)

The amounts set out in the table above in respect of the six-month periods ended 30 June 2010 and 2009 represent the relevant costs to the Group and the Company and income from related parties as determined by the corresponding contracts with the related parties.

At 30 June 2010 and 31 December 2009, there were no guarantees given to banks by the Group and the Company in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group and the Company in respect of banking facilities to subsidiaries, associates and jointly controlled entities are disclosed in Note 50(b).

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2010 was RMB 4,084 million (2009: RMB 5,336 million).

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the six-month period ended 30 June 2010, which is based on monthly average balances, was RMB 71,389 million (2009: RMB 52,468 million).

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:  (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2010. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			●	the government-prescribed price;
			●	where there is no government-prescribed price, the government guidance price;
			●	where there is neither a government-prescribed price nor a government guidance price, the market price; or
			●	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million (2009: RMB 4,225 million) per annum. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash consideration of RMB 771 million (Note 1), and certain assets of the exploration and production and refining segments from Sinopec Group Company for total cash consideration of RMB 1,068 million.

Pursuant to the resolution passed at the Directors’ meeting held on 21 August 2009, the Group acquired certain operating assets related to the others business segment from a subsidiary of Sinopec Group Company for total consideration of RMB 3,946 million.

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(d)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The balances with the Group’s related parties at 30 June 2010 and 31 December 2009 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Cash and cash equivalents	—	—	4,084	5,336
Accounts receivable	15	1	8,591	1,031
Prepayments and other receivables	58	27	4,467	783
Accounts payable	5	—	7,124	4,800
Advances from customers	48	—	968	955
Other payables	164	5	8,105	10,965
Short-term loans	—	—	6,715	13,313
Long-term loans (including current portion) (Note)	—	—	37,599	37,330

	Note:	The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As at and for the six-month period ended 30 June 2010, and as at and for the year ended 31 December 2009, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(e)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month periods
	ended 30 June
	2010	2009
	RMB thousands	RMB thousands

Short-term employee benefits	4,374	4,622
Retirement scheme contributions	169	181
	4,543	4,803

47	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

47	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with "ASBE 8 － Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

48	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries are limited companies operating in the PRC and have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2010. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

			Registered	Actual	Percentage	Minority
			capital/	investment	of equity	interests
			paid-up	at 30 June	interest/voting	at 30 June
			capital	2010	right held by	2010
			RMB	RMB	the Group	RMB
Name of enterprise		Principal activities	millions	millions	%	millions

(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International	Trading of petrochemical products	1,400	1,596	100.00	—
	Company Limited	and equipments
	Sinopec Sales Company Limited	Marketing and distribution of	1,700	1,700	100.00	—
		refined petroleum products
	Sinopec Yangzi Petrochemical	Manufacturing of intermediate	16,337	9,027	100.00	—
	Company Limited	petrochemical products and
		petroleum products
	Fujian Petrochemical	Manufacturing of plastics,	4,769	2,269	50.00	2,230
	Company Limited (i)	intermediate petrochemical
		products and petroleum products
	Sinopec Shanghai Petrochemical	Manufacturing of synthetic fibres,	7,200	7,250	55.56	7,649
	Company Limited	resin and plastics, intermediate
		petrochemical products and
		petroleum products
	Sinopec Kantons Holdings Limited	Trading of crude oil and petroleum products	HKD 104	HKD 243	72.34	627
	Sinopec Yizheng Chemical Fibre	Production and sale of polyester	4,000	3,509	42.00	4,335
	Company Limited (i)	chips and polyester fibres
	China International United	Trading of crude oil and	3,040	3,390	100.00	—
	Petroleum and Chemical	petrochemical products
	Company Limited
	Sinopec (Hong Kong) Limited	Trading of crude oil and	HKD 5,477	6,167	100.00	—
		petrochemical products
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum	Marketing and distribution of	830	498	60.00	446
	Marketing Company Limited	refined petroleum products
	BP Sinopec (Zhejiang) Petroleum	Marketing and distribution of	800	480	60.00	381
	Company Limited	refined petroleum products
	Sinopec Qingdao Refining and	Manufacturing of intermediate	5,000	4,250	85.00	408
	Chemical Company Limited	petrochemical products and
		petroleum products
	Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of	1,840	1,012	55.00	1,413
		refined petroleum products
	Sinopec Chemical Sales Company Limited	Trading of petrochemical products	1,000	1,102	100.00	—
	Sinopec International Petroleum	Investment in exploration,	4,500	4,500	100.00	—
	Exploration and Production Limited	production and sales of
		petroleum and natural gas
	Sinopec Fuel Oil Sales Company Limited (ii)	Marketing and distribution of	2,200	2,200	100.00	—
		refined petroleum products
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical	Manufacturing of petrochemical	2,400	2,244	93.51	89
	Company Limited	products
	Sinopec Hainan Refining and	Manufacturing of intermediate	3,986	2,990	75.00	629
	Chemical Company Limited	petrochemical products and
		petroleum products
	Sinopec Qingdao Petrochemica	Manufacturing of intermediate	1,595	RMB 1 yuan	100.00	—
	Company Limited	petrochemical products and
		petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Notes:

(i)	The Company consolidated the financial statements of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

(ii)	The Company consolidated the financial statements of the newly established Sinopec Fuel Oil Sales Company Limited during the period.

49	COMMITMENTS

Operating lease commitments

The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2010 and 31 December 2009, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	8,657	6,084	8,476	5,988
Between one and two years	8,409	5,905	8,348	5,861
Between two and three years	8,279	5,834	8,254	5,803
Between three and four years	8,191	5,722	8,168	5,694
Between four and five years	8,185	5,604	8,162	5,577
After five years	224,025	145,338	223,815	145,116
Total	265,746	174,487	265,223	174,039

Capital commitments
At 30 June 2010 and 31 December 2009, the capital commitments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	121,561	124,403	115,352	119,145
Authorised but not contracted for	57,505	58,959	54,044	50,539
Total	179,066	183,362	169,396	169,684

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB nil for the six-month period ended 30 June 2010 (2009: RMB 92 million).

Estimated future annual payments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	229	136	229	136
Between one and two years	72	118	72	118
Between two and three years	23	21	23	21
Between three and four years	23	20	23	20
Between four and five years	22	20	22	20
After five years	701	689	701	689
Total	1,070	1,004	1,070	1,004

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

50	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 30 June 2010 and 31 December 2009, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Jointly controlled entities	15,030	14,815	9,486	9,543
Associates	170	181	58	61
Total	15,200	14,996	9,544	9,604

At 30 June 2010, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees mature on 31 December 2015.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2010 and 31 December 2009, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangement.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,682 million for the six-month period ended 30 June 2010 (2009: RMB 1,477 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

51	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production － which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining － which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution － which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals － which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

	(v)	Others － which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group’s segments are the same as those described in the principal accounting policies (Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

51	SEGMENT REPORTING (Continued)

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2010	2009
	RMB millions	RMB millions

Income from principal operations
Exploration and production
External sales	13,817	7,921
Inter-segment sales	61,666	32,229
	75,483	40,150
Refining
External sales	77,530	39,186
Inter-segment sales	383,925	260,993
	461,455	300,179
Marketing and distribution
External sales	489,432	315,734
Inter-segment sales	1,483	1,096
	490,915	316,830
Chemicals
External sales	134,083	80,402
Inter-segment sales	16,375	8,256
	150,458	88,658
Others
External sales	208,261	79,772
Inter-segment sales	210,767	115,429
	419,028	195,201
Elimination of inter-segment sales	(674,216)	(418,003)
Income from principal operations	923,123	523,015
Income from other operations
Exploration and production	5,995	6,026
Refining	2,408	1,685
Marketing and distribution	1,871	940
Chemicals	2,599	2,134
Others	527	225
Income from other operations	13,400	11,010
Consolidated operating income	936,523	534,025
Operating profit
By segment
Exploration and production	22,036	5,745
Refining	5,643	19,963
Marketing and distribution	14,162	12,551
Chemicals	8,007	9,650
Others	(747)	(1,439)
Total segment operating profit	49,101	46,470
Financial expenses	(3,649)	(3,881)
Gain/(loss) from changes in fair value	540	(389)
Investment income	1,994	1,799
Operating profit	47,986	43,999
Add: Non-operating income	666	424
Less: Non-operating expenses	317	655
Profit before taxation	48,335	43,768

51	SEGMENT REPORTING (Continued)

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Assets
Segment assets
Exploration and production	261,872	256,866
Refining	224,024	210,502
Marketing and distribution	162,484	152,815
Chemicals	125,495	127,078
Others	77,551	60,263
Total segment assets	851,426	807,524
Cash at bank and on hand	16,695	9,986
Long-term equity investments	39,107	33,503
Deferred tax assets	12,577	13,683
Other unallocated assets	990	1,779
Total assets	920,795	866,475
Liabilities
Segment liabilities
Exploration and production	46,933	50,877
Refining	53,730	53,567
Marketing and distribution	49,159	49,578
Chemicals	26,645	25,034
Others	74,589	56,892
Total segment liabilities	251,056	235,948
Short-term loans	23,796	34,900
Short-term debentures payable	31,000	31,000
Non-current liabilities due within one year	3,033	6,641
Long-term loans	54,819	52,065
Debentures payable	114,262	93,763
Deferred tax liabilities	6,607	4,979
Other non-current liabilities	2,967	2,192
Other unallocated liabilities	5,372	4,402
Total liabilities	492,912	465,890

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2010	2009
	RMB millions	RMB millions

Capital expenditure for the period
Exploration and production	15,348	19,438
Refining	4,875	5,345
Marketing and distribution	7,659	2,550
Chemicals	6,543	11,158
Others	371	491
	34,796	38,982
Depreciation, depletion and amortisation for the period
Exploration and production	13,374	11,880
Refining	5,604	5,071
Marketing and distribution	3,106	2,912
Chemicals	4,259	4,291
Others	472	445
	26,815	24,599
Impairment losses on long-lived assets for the period
Exploration and production	131	—
Refining	115	24
Marketing and distribution	35	156
Chemicals	138	9
	419	189

52	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, prepayments, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, advances from customers, debentures payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its use of financial instruments:

● credit risk;

● liquidity risk;

● market risk; and

● equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2010, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 160,000 million (2009: RMB 159,500 million) on an unsecured basis, at a weighted average interest rate of 3.59% (2009: 3.33%). At 30 June 2010, the Group’s outstanding borrowings under these facilities were RMB 8,573 million (2009: RMB 9,361 million) and were included in short-term bank loans.

52	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	At 30 June 2010
		Total
		contractual		More than 1	More than 2
	Carrying	undiscounted	Within 1 year	year but less	years but less	More than
	amount	cash flow	or on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	23,796	23,969	23,969	—	—	—
Non-current liabilities due within one year	3,033	3,167	3,167	—	—	—
Short-term debentures payable	31,000	31,170	31,170	—	—	—
Long-term loans	54,819	57,413	873	5,602	14,119	36,819
Debentures payable	114,262	134,614	3,222	33,165	69,026	29,201
Bills payable	21,847	21,890	21,890	—	—	—
Accounts payable	112,463	112,463	112,463	—	—	—
Other payables and employee benefits payable	58,740	58,740	58,740	—	—	—
Total	419,960	443,426	255,494	38,767	83,145	66,020

	At 31 December 2009
		Total
		contractual		More than 1	More than 2
	Carrying	undiscounted	Within 1 year	year but less	years but less	More than
	amount	cash flow	or on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	34,900	35,412	35,412	—	—	—
Non-current liabilities due within one year	6,641	6,919	6,919	—	—	—
Short-term debentures payable	31,000	31,454	31,454	—	—	—
Long-term loans	52,065	54,297	713	4,781	11,936	36,867
Debentures payable	93,763	113,426	2,445	2,445	89,446	19,090
Bills payable	23,111	23,114	23,114	—	—	—
Accounts payable	97,749	97,749	97,749	—	—	—
Other payables and employee benefits payable	56,778	56,778	56,778	—	—	—
Total	396,007	419,149	254,584	7,226	101,382	55,957

52	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The Company

	At 30 June 2010
		Total
		contractual		More than 1	More than 2
	Carrying	undiscounted	Within 1 year	year but less	years but less	More than
	amount	cash flow	or on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	6,226	6,318	6,318	—	—	—
Non-current liabilities due within one year	2,917	3,051	3,051	—	—	—
Short-term debentures payable	30,000	30,138	30,138	—	—	—
Long-term loans	54,300	56,838	854	5,453	13,774	36,757
Debentures payable	114,262	134,613	3,222	33,165	69,025	29,201
Bills payable	13,270	13,284	13,284	—	—	—
Accounts payable	66,406	66,406	66,406	—	—	—
Other payables and employee benefits payable	81,444	81,444	81,444	—	—	—
Total	368,825	392,092	204,717	38,618	82,799	65,958

	At 31 December 2009
		Total
		contractual		More than 1	More than 2
	Carrying	undiscounted	Within 1 year	year but less	years but less	More than
	amount	cash flow	or on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	5,728	5,865	5,865	—	—	—
Non-current liabilities due within one year	4,865	5,072	5,072	—	—	—
Short-term debentures payable	30,000	30,451	30,451	—	—	—
Long-term loans	51,549	53,725	695	4,624	11,620	36,786
Debentures payable	93,763	113,426	2,445	2,445	89,446	19,090
Bills payable	14,084	14,087	14,087	—	—	—
Accounts payable	63,067	63,067	63,067	—	—	—
Other payables and employee benefits payable	81,603	81,603	81,603	—	—	—
Total	344,659	367,296	203,285	7,069	101,066	55,876

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in derivative financial instruments, short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD 964	USD 1,341	USD 148	USD 60
Japanese Yen	JPY 20,406	JPY 22,500	JPY 20,406	JPY 22,500
Hong Kong Dollars	HKD 11,718	HKD 11,779	HKD 11,718	HKD 11,779

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2010 and 31 December 2009 would have increased net profit for the period and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 31 December 2009.

	The Group
	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

US Dollars	246	343
Japanese Yen	59	62
Hong Kong Dollars	387	389

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

52	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(b) Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 19 and 27, respectively.

At 30 June 2010 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period and retained profits by approximately RMB 107 million (for the year ended 31 December 2009: RMB 194 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 31 December 2009.

(c) Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk. At 30 June 2010, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. At 30 June 2010, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 356 million (2009: RMB 142 million) recognised in other receivables and derivative financial liabilities of RMB 49 million (2009: RMB 319 million) recognised in other payables. At 30 June 2010 and 31 December 2009, the Company does not have any such derivative financial instruments.

At 30 June 2010, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would increase/decrease the Group’s profit for the period and retained profits by approximately RMB 24 million (as at 31 December 2009: decrease/increase RMB 215 million), and decrease/increase the Group’s capital reserve by approximately RMB 830 million (for the year ended 31 December 2009: increase/decrease RMB 1,991 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2009.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2010, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 28.

At 30 June 2010, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained profits by approximately RMB 155 million (for the year ended 31 December 2009: RMB 306 million) while a decrease of 20% in the Company’s own share price would have no effect on the Group’s profit for the period and retained profits (for the year ended 31 December 2009: increase the Group’s profit for the year and retained profits by approximately RMB 156 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

The fair values of the Group’s financial instruments (other than long-term debts and security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 3.87% to 5.94% (2009: 4.18% to 5.94%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2010 and 31 December 2009:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Carrying amount	134,515	115,139
Fair value	134,633	114,471

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

At 30 June 2010, the fair value of the Group’s available-for-sale financial assets quoted at market price is RMB 61 million. Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as at 30 June 2010 and 31 December 2009.

53	EXTRAORDINARY GAIN AND LOSS

Pursuant to ÒQuestions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 － Extraordinary gain and lossÓ (2008), the extraordinary gains and losses of the Group are as follows:

	Six-month periods ended 30 June
	2010	2009
	RMB millions	RMB millions

Extraordinary (gain)/loss for the period:
Gain on disposal of non-current assets	(361)	(168)
Donations	32	94
Gain on holding and disposal of various investments	(311)	(130)
Net profit of subsidiaries generated from a business combination involving entities
under common control before acquisition date	—	(62)
Other non-operating income and expenses, net	(14)	312
	(654)	46
Tax effect	164	(27)
Total	(490)	19
Attributable to:
Equity shareholders of the Company	(481)	95
Minority interests	(9)	(76)

54	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month periods ended 30 June
	2010	2009

Net profit attributable of equity shareholders of the Company (RMB millions)	35,429	33,190
Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702
Basic earnings per share (RMB/share)	0.409	0.383

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month periods ended 30 June
	2010	2009

Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month periods ended 30 June
	2010	2009

Net profit attributable to equity shareholders of the Company (diluted) (RMB millions)	35,389	33,385
Weighted average number of outstanding ordinary shares of the Company (diluted) (millions)	87,790	87,790
Diluted earnings per share (RMB/share)	0.403	0.380

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month periods ended 30 June
	2010	2009

The weighted average number of the ordinary shares issued at 30 June (millions)	86,702	86,702
Effect of the Convertible Bonds (millions)	1,088	1,088
Weighted average number of the ordinary shares issued at 30 June (diluted) (millions)	87,790	87,790

The calculation of diluted earnings per share for the six-month period ended 30 June 2010 and 2009 excludes the effect of the Warrants (Note 28(iv)), since it did not have any diluted effect.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in the People’s Republic of China with limited liability)

We have audited the interim financial statements of China Petroleum & Chemical Corporation (the ÒCompanyÓ) set out on pages 91 to 131, which comprise the consolidated balance sheet as at 30 June 2010, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE INTERIM FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these interim financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of interim financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these interim financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the interim financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2010 and of the Group’s profit and cash flows for the six-month period then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

20 August 2010

(B)	INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ)
CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2010
(Amounts in millions, except per share data)

		Six-month periods
		ended 30 June
	Note	2010	2009
		RMB	RMB

Turnover and other operating revenues
Turnover	3	923,123	523,015
Other operating revenues	4	13,400	11,010
		936,523	534,025
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(741,121)	(361,460)
Selling, general and administrative expenses	5	(22,885)	(22,471)
Depreciation, depletion and amortisation		(26,800)	(24,584)
Exploration expenses, including dry holes		(5,747)	(4,392)
Personnel expenses	6	(15,019)	(12,919)
Taxes other than income tax	7	(75,410)	(61,518)
Other operating income/(expenses), net	8	234	(499)
Total operating expenses		(886,748)	(487,843)
Operating profit		49,775	46,182
Finance costs
Interest expense	9	(3,916)	(4,138)
Interest income		162	108
Unrealised gain/(loss) on embedded derivative component of the Convertible Bonds	25(c)	218	(114)
Foreign currency exchange losses		(190)	(120)
Foreign currency exchange gains		295	269
Net finance costs		(3,431)	(3,995)
Investment income		93	285
Share of profits less losses from associates and jointly controlled entities		1,940	1,362
Profit before taxation		48,377	43,834
Tax expense	10	(11,028)	(9,121)
Profit for the period		37,349	34,713
Attributable to:
Equity shareholders of the Company		35,460	33,246
Non-controlling interests		1,889	1,467
Profit for the period		37,349	34,713
Earnings per share:	13
Basic		0.409	0.383
Diluted		0.403	0.381

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended 30 June 2010
(Amounts in millions)

		Six-month periods
		ended 30 June
	Note	2010	2009
		RMB	RMB

Profit for the period		37,349	34,713
Other comprehensive income for the period (after tax and reclassification adjustments)	12
Cash flow hedge: net movement in other reserve		(20)	(177)
Available-for-sale securities: net movement in other reserve		—	38
Share of other comprehensive income of associates		(481)	735
Total other comprehensive income		(501)	596
Total comprehensive income for the period		36,848	35,309
Attributable to:
Equity shareholders of the Company		34,959	33,828
Non-controlling interests		1,889	1,481
Total comprehensive income for the period		36,848	35,309

CONSOLIDATED BALANCE SHEET
as at 30 June 2010
(Amounts in millions)

		At 30 June	At 31 December
	Note	2010	2009
		RMB	RMB
Non-current assets
Property, plant and equipment, net	14	478,177	465,182
Construction in progress	15	95,326	119,786
Goodwill	16	14,199	14,072
Interest in associates	17	19,922	18,162
Interest in jointly controlled entities	18	17,724	13,928
Investments	19	1,522	2,174
Deferred tax assets	24	12,865	13,975
Lease prepayments		17,010	16,238
Long-term prepayments and other assets	20	13,534	13,045
Total non-current assets		670,279	676,562
Current assets
Cash and cash equivalents		15,212	8,750
Time deposits with financial institutions		1,483	1,236
Trade accounts receivable, net	21	45,726	26,592
Bills receivable	21	9,717	2,110
Inventories	22	162,542	141,611
Prepaid expenses and other current assets	23	24,517	20,981
Total current assets		259,197	201,280
Current liabilities
Short-term debts	25	50,944	58,898
Loans from Sinopec Group Company and fellow subsidiaries	25	6,885	13,643
Trade accounts payable	26	112,463	97,749
Bills payable	26	21,847	23,111
Accrued expenses and other payables	27	116,167	117,272
Current taxation		2,741	2,746
Total current liabilities		311,047	313,419
Net current liabilities		(51,850)	(112,139)
Total assets less current liabilities		618,429	564,423
Non-current liabilities
Long-term debts	25	131,652	108,828
Loans from Sinopec Group Company and fellow subsidiaries	25	37,429	37,000
Deferred tax liabilities	24	6,607	4,979
Provisions	28	12,570	11,529
Other liabilities		3,982	3,234
Total non-current liabilities		192,240	165,570
		426,189	398,853
Equity
Share capital	29	86,702	86,702
Reserves		314,738	288,959
Total equity attributable to equity shareholders of the Company		401,440	375,661
Non-controlling interests		24,749	23,192
Total equity		426,189	398,853

Approved and authorised for issue by the board of directors on 20 August 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2010
(Amounts in millions)
	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2009	86,702	(16,293)	18,072	43,078	47,000	(6)	149,336	327,889	20,653	348,542
Profit for the period	—	—	—	—	—	—	33,246	33,246	1,467	34,713
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	(177)	—	(177)	—	(177)
Available-for-sale securities	—	—	—	—	—	24	—	24	14	38
Share of other comprehensive income of associates	—	—	—	—	—	735	—	735	—	735
Total other comprehensive income	—	—	—	—	—	582	—	582	14	596
Total comprehensive income for the period	—	—	—	—	—	582	33,246	33,828	1,481	35,309
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2008 (Note 11)	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Appropriation (Note (a))	—	—	—	2,634	—	—	(2,634)	—	—	—
Consideration for the acquisition of the Acquired Group (Note 1)	—	—	—	—	—	(771)	—	(771)	—	(771)
Transfer from other reserves to capital reserve	—	(1,551)	—	—	—	1,551	—	—	—	—
Distributions by subsidiaries to non-controlling interests
net of contributions	—	—	—	—	—	—	—	—	(73)	(73)
Total contributions by and distributions to owners	—	(1,551)	—	2,634	—	780	(10,437)	(8,574)	(73)	(8,647)
Changes in ownership interests in subsidiaries that do not
result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(4)	—	—	—	—	—	(4)	(1)	(5)
Total transactions with owners	—	(1,555)	—	2,634	—	780	(10,437)	(8,578)	(74)	(8,652)
Realisation of deferred tax on lease prepayments	—	—	—	—	—	(3)	3	—	—	—
Balance at 30 June 2009	86,702	(17,848)	18,072	45,712	47,000	1,353	172,148	353,139	22,060	375,199

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2010	86,702	(17,911)	18,072	48,031	67,000	1,488	172,279	375,661	23,192	398,853
Profit for the period	—	—	—	—	—	—	35,460	35,460	1,889	37,349
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	(20)	—	(20)	—	(20)
Share of other comprehensive income of associates	—	—	—	—	—	(481)	—	(481)	—	(481)
Total other comprehensive income	—	—	—	—	—	(501)	—	(501)	—	(501)
Total comprehensive income for the period	—	—	—	—	—	(501)	35,460	34,959	1,889	36,848
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Warrants exercised (Note 29)	—	—	2	—	—	—	—	2	—	2
Expiry of warrants (Note 25 (d))	—	(6,879)	6,879	—	—	—	—	—	—	—
Final dividend for 2009 (Note 11)	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Distribution to Sinopec Group Company	—	(18)	—	—	—	—	—	(18)	—	(18)
Distributions by subsidiaries to non-controlling interests
net of contributions	—	—	—	—	—	—	—	—	(332)	(332)
Total contributions by and distributions to owners/
total transactions with owners	—	(6,897)	6,881	—	—	—	(9,537)	(9,553)	(332)	(9,885)
Realisation of deferred tax on lease prepayments	—	—	—	—	—	(4)	4	—	—	—
Others	—	—	—	—	—	373	—	373	—	373
Balance at 30 June 2010	86,702	(24,808)	24,953	48,031	67,000	1,356	198,206	401,440	24,749	426,189
Notes:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the six-month period ended 30 June 2009, the Company transferred RMB 2,634 million, being 10% of the net profit for the period determined in accordance with the PRC accounting policies complying with ÒInterpretation of Accounting Standards for Business EnterprisesÓ (ÒASBEÓ), to this reserve.

At 1 January 2010, the balance of the statutory surplus reserve has reached 50% of the registered capital. Therefore, the Company ceased to transfer its net profit to this reserve during the six-month period ended 30 June 2010.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (ÒIFRSÓ). At 30 June 2010, the amount of retained earnings available for distribution was RMB 106,815 million (2009: RMB 91,772 million), being the amount determined in accordance with the accounting policies complying with IFRS. Interim dividend for the six-month period ended 30 June 2010 of RMB 6,936 million (2009: RMB 6,069 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six month period ended 30 June 2010
(Amounts in millions)

	Six-month periods
	ended 30 June
	Note	2010	2009
		RMB	RMB

Net cash generated from operating activities	(a)	47,555	79,079
Investing activities
Capital expenditure		(44,869)	(40,421)
Exploratory wells expenditure		(3,083)	(3,131)
Purchase of investments, investments in associates and investments in jointly
controlled entities		(4,300)	(792)
Proceeds from disposal of investments and investments in associates		733	260
Proceeds from disposal of property, plant and equipment		13,077	332
Acquisitions of non-controlling interests of subsidiaries		—	(213)
Purchase of time deposits with financial institutions		(1,603)	(1,490)
Proceeds from maturity of time deposits with financial institutions		1,356	760
Payment for derivative financial instruments		(1,611)	(1,488)
Proceeds from derivative financial instruments		1,140	1,449
Net cash used in investing activities		(39,160)	(44,734)
Financing activities
Proceeds of issuance of corporate bonds		21,000	31,000
Proceeds from bank and other loans		411,657	331,561
Contribution from shareholders		2	—
Repayments of corporate bonds		(1,000)	(15,000)
Repayments of bank and other loans		(423,599)	(377,638)
Distributions by subsidiaries to non-controlling interests		(379)	(377)
Contributions to subsidiaries from non-controlling interests		47	304
Dividend paid		(9,627)	(1,885)
Distributions to Sinopec Group Company		—	(1,718)
Net cash used in financing activities		(1,899)	(33,753)
Net increase in cash and cash equivalents		6,496	592
Cash and cash equivalents at 1 January		8,750	7,008
Effect of foreign currency exchange rate changes		(34)	—
Cash and cash equivalents at 30 June		15,212	7,600

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	Six-month periods
	ended 30 June
	2010	2009
	RMB	RMB

Operating activities
Profit before taxation	48,377	43,834
Adjustments for:
Depreciation, depletion and amortisation	26,800	24,584
Dry hole costs	2,504	1,761
Share of profits less losses from associates and jointly controlled entities	(1,940)	(1,362)
Investment income	(93)	(285)
Interest income	(162)	(108)
Interest expense	3,916	4,138
Unrealised gain on foreign currency exchange rate changes and derivative
financial instruments	(70)	(130)
Gain on disposal of property, plant and equipment, net	(361)	(168)
Impairment losses on long-lived assets	419	189
Unrealised (gain)/loss on embedded derivative component of the Convertible Bonds	(218)	114
	79,172	72,567
Increase in trade accounts receivable	(17,206)	(16,977)
(Increase)/decrease in bills receivable	(7,607)	277
Increase in inventories	(20,930)	(24,326)
(Increase)/decrease in prepaid expenses and other current assets	(274)	8,357
Increase in lease prepayments	(772)	(984)
Decrease in long-term prepayments and other assets	808	907
Increase in trade accounts payable	14,713	28,209
(Decrease)/increase in bills payable	(1,264)	13,305
Increase in accrued expenses and other payables	10,458	5,926
Increase in other liabilities	966	195
	58,064	87,456
Interest received	162	108
Interest paid	(3,254)	(4,085)
Investment and dividend income received	874	704
Income tax paid	(8,291)	(5,104)
Net cash generated from operating activities	47,555	79,079

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six-month period ended 30 June 2010

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the ÒCompanyÓ) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the ÒGroupÓ), engages in oil and gas and chemical operations in the People’s Republic of China (the ÒPRCÓ). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the ÒReorganisationÓ) of China Petrochemical Corporation (ÒSinopec Group CompanyÓ), the ultimate holding company of the Group and a ministry-level enterprise under the supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals.

Basis of preparation

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively the ÒAcquired GroupÓ) from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the ÒAcquisition of the Acquired GroupÓ).

As the Group and the Acquired Group are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group has been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. The difference between the total considerations paid over the amount of the net assets of the Acquired Group was RMB 1,551 million, which was accounted for as an equity transaction.

The accompanying interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (ÒIASBÓ). IFRS includes International Accounting Standards (ÒIASÓ) and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The IASB has issued two revised IFRS, a number of amendments to IFRS and one new Interpretation that are first effective for the current accounting period of the Group. All these developments have had no material impact on the Group’s financial statements.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 37).

The accompanying interim financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and the major sources of estimation uncertainty are disclosed in Note 36.

2	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of consolidation
The consolidated interim financial statements comprise the Company and its subsidiaries, and interest in associates and jointly controlled entities.

(i) Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the equity shareholders of the Company.

The particulars of the Group’s principal subsidiaries are set out in Note 34.

(ii) Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated interim financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the period are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

(iii) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (ÒPBOCÓ) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the Òfinance costsÓ section of the consolidated income statement.

	(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

		Buildings	15 to 45 years
		Plant, machinery, equipment and others	4 to 18 years
		Oil depots, storage tanks and service stations	8 to 25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

	(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

	(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)).The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

	(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

	(k)	Investments

Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserve. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

	(m)	Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

(ii) Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the exchange reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

(ii) Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments, investments in associates and jointly controlled entities and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

	(q)	Convertible bonds

(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(q)	Convertible bonds (Continued)

(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 1,583 million for the six-month period ended 30 June 2010 (2009: RMB 1,345 million).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 32.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER
Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Sale of materials, service and others	13,238	10,819
Rental income	162	191
	13,400	11,010

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The following items are included in selling, general and administrative expenses:

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Operating lease charges	5,131	3,281
Impairment losses:
－ trade accounts receivable	15	27
－ other receivables and prepayment	191	130

6	PERSONNEL EXPENSES

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Salaries, wages and other benefits	12,755	11,189
Contributions to retirement schemes (Note 32)	2,264	1,730
	15,019	12,919

7	TAXES OTHER THAN INCOME TAX

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Consumption tax (i)	56,467	53,947
Special oil income levy (ii)	9,935	412
City construction tax (iii)	5,351	4,252
Education surcharge	2,910	2,304
Resources tax	496	425
Business tax	251	178
	75,410	61,518

Note:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8	OTHER OPERATING (INCOME) / EXPENSES, NET

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Fines, penalties and compensations	13	153
Donations	32	94
Impairment losses on long-lived assets (i)	419	189
Gain on disposal of property, plant and equipment, net	(361)	(168)
Net realised and unrealised (gains)/losses on derivative financial instruments not
qualified as hedging	(258)	90
Ineffective portion of change in fair value of cash flow hedges	(25)	33
Others	(54)	108
	(234)	499

Note:

(i)
Impairment losses recognised on property, plant and equipment of the exploration and production (ÒE&PÓ) segment were RMB 131 million (2009: RMB nil) for the six-month period ended 30 June 2010. These impairment losses relate to certain buildings and oil and gas properties that cease to use.

Impairment losses recognised on property, plant and equipment of the refining and chemicals segments were RMB 115 million and RMB 138 million (2009: RMB 24 million and RMB 9 million) for the six-month period ended 30 June 2010, respectively. These impairment losses relate to certain refining and chemicals production facilities that were closed. The carrying values of these facilities were written down to their recoverable amounts.

Impairment losses recognised on long-lived assets of the marketing and distribution segment were RMB 35 million (2009: RMB 156 million) for the six-month period ended 30 June 2010, comprised of impairment losses of RMB 35 million (2009: RMB 128 million) and RMB nil (2009: RMB 28 million) on property, plant and equipment and construction in progress, respectively. The impairment losses primarily relate to certain service stations and certain construction in progress that were closed or abandoned during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

9	INTEREST EXPENSE

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Interest expense incurred	4,375	5,098
Less: Interest expense capitalised*	(729)	(1,127)
	3,646	3,971
Accretion expenses (Note 28)	270	167
Interest expense	3,916	4,138
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.0% to 6.5%	3.0% to 6.7%

10	TAX EXPENSE
Tax expense in the consolidated income statement represents:

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Current tax
－ Provision for the period	7,742	7,546
－ Under-provision in prior years	544	170
Deferred taxation (Note 24)	2,742	1,405
	11,028	9,121

Reconciliation between actual tax expense and the expected tax expense at applicable statutory tax rates is as follows:

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Profit before taxation	48,377	43,834
Expected tax expense at a tax rate of 25%	12,094	10,959
Tax effect of differential tax rate (i)	(906)	(782)
Tax effect of non-deductible expenses	89	114
Tax effect of non-taxable income	(599)	(598)
Tax effect of previously unrecognised tax losses and temporary differences	(285)	(875)
Tax effect of tax losses not recognised	91	133
Under-provision in prior years	544	170
Actual tax expense	11,028	9,121

Substantially all income before income tax and related tax expense is from PRC sources.

Note:

(i)
The provision for tax expense is based on a tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15% or 22%.

11	DIVIDENDS
Dividends payable to equity shareholders of the Company attributable to the period represent:

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Interim dividends declared after the balance sheet date of RMB 0.08 per share
(2009: RMB 0.07 per share)	6,936	6,069

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 20 August 2010, the directors authorised to declare the interim dividends for the year ending 31 December 2010 of RMB 0.08 (2009: RMB 0.07) per share totalling RMB 6,936 million (2009: RMB 6,069 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved and paid
during the period of RMB 0.11 per share (2009: RMB 0.09 per share)	9,537	7,803

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared.

12	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

	Six-month period ended			Six-month period ended
	30 June 2010			30 June 2009
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	benefit	amount	amount	benefit	amount
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Cash flow hedge	(24)	4	(20)	(212)	35	(177)
Available-for-sale securities	—	—	—	24	14	38
Share of other comprehensive income of
associates	(481)	—	(481)	735	—	735
Other comprehensive income	(505)	4	(501)	547	49	596

(b)	Reclassification adjustments relating to components of other comprehensive income

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	454	(179)
Amounts transferred to initial carrying amount of hedged items	(133)	—
Reclassification adjustments for amounts transferred to the consolidated income statement	(345)	(33)
Net deferred tax benefit recognised in other comprehensive income	4	35
Net movement during the period recognised in other comprehensive income	(20)	(177)
Available-for-sale securities:
Changes in fair value recognised during the period	2	80
Gain on disposal transferred to the consolidated income statement	(2)	(56)
Net deferred tax benefit recognised in other comprehensive income	—	14
Net movement during the period recognised in other comprehensive income	—	38
Share of other comprehensive income of associates:
Net movement during the period recognised in other comprehensive income	(481)	735

13	BASIC AND DILUTED EARNINGS PER SHARE
The calculation of basic earnings per share for the six-month period ended 30 June 2010 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 35,460 million (2009: RMB 33,246 million) and the weighted average number of shares of 86,702,497,689 (2009: 86,702,439,000) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2010 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 35,420 million (2009: RMB 33,441 million) and the weighted average number of shares of 87,789,858,284 (2009: 87,789,799,595) calculated as follows:

(i) Profit attributable to ordinary equity shareholders of the Company (diluted)

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company	35,460	33,246
After tax effect of interest expense (net of exchange gain) of the Convertible Bonds	123	109
After tax effect of unrealised (gain)/loss on embedded derivative component of
the Convertible Bonds	(163)	86
Profit attributable to ordinary equity shareholders of the Company (diluted)	35,420	33,441

(ii)	Weighted average number of shares (diluted)

	Six-month periods
	ended 30 June
	2010	2009
	Number of	Number of
	shares	shares

Weighted average number of shares at 30 June	86,702,497,689	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595
Weighted average number of shares (diluted) at 30 June	87,789,858,284	87,789,799,595

The calculation of diluted earnings per share for the six-month period ended 30 June 2009 excludes the effect of the Warrants (Note 25(d)) since it did not have any dilutive effect.

14	PROPERTY, PLANT AND EQUIPMENT

By segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2009	339,122	179,551	107,657	189,478	8,741	824,549
Additions (i)	360	96	190	629	2	1,277
Transferred from construction in progress	8,337	5,041	1,722	1,678	269	17,047
Acquisitions	60	999	—	—	—	1,059
Reclassification	—	87	—	46	(133)	—
Reclassification to lease prepayments and other assets	—	—	(158)	—	(17)	(175)
Disposals	(3)	(379)	(128)	(1,540)	(37)	(2,087)
Balance at 30 June 2009	347,876	185,395	109,283	190,291	8,825	841,670
Balance at 1 January 2010	401,828	203,215	116,080	194,956	11,308	927,387
Additions (i)	812	47	373	2	54	1,288
Transferred from construction in progress	15,127	3,536	2,545	17,277	612	39,097
Reclassification	228	44	33	(77)	(228)	—
Contributed to a jointly controlled entity	—	—	—	(286)	—	(286)
Reclassification to lease prepayments and other assets	—	(171)	(191)	—	(48)	(410)
Disposals	(7)	(198)	(453)	(260)	(71)	(989)
Balance at 30 June 2010	417,988	206,473	118,387	211,612	11,627	966,087

Accumulated depreciation:
Balance at 1 January 2009	173,348	84,976	28,815	122,403	3,068	412,610
Depreciation charge for the period	11,831	5,009	2,679	4,163	421	24,103
Acquisitions	—	591	—	—	—	591
Impairment losses for the period (Note 8 (i))	—	24	128	9	—	161
Reclassification	—	11	—	34	(45)	—
Reclassification to lease prepayments and other assets	—	—	(23)	—	—	(23)
Written back on disposals	(2)	(343)	(94)	(1,272)	(36)	(1,747)
Balance at 30 June 2009	185,177	90,268	31,505	125,337	3,408	435,695
Balance at 1 January 2010	198,899	94,419	34,480	130,540	3,867	462,205
Depreciation charge for the period	13,314	5,521	2,845	4,103	412	26,195
Impairment losses for the period (Note 8 (i))	131	115	35	138	—	419
Reclassification	5	(28)	17	11	(5)	—
Reclassification to lease prepayments and other assets	—	(29)	(44)	—	—	(73)
Written back on disposals	(7)	(191)	(332)	(248)	(58)	(836)
Balance at 30 June 2010	212,342	99,807	37,001	134,544	4,216	487,910

Net book value:
Balance at 1 January 2009	165,774	94,575	78,842	67,075	5,673	411,939
Balance at 30 June 2009	162,699	95,127	77,778	64,954	5,417	405,975
Balance at 1 January 2010	202,929	108,796	81,600	64,416	7,441	465,182
Balance at 30 June 2010	205,646	106,666	81,386	77,068	7,411	478,177

14	PROPERTY, PLANT AND EQUIPMENT (Continued)

By asset class

			Oil depots,
			storage tanks	Machinery,
	Plant and	Oil and gas	and service	equipment
	buildings	properties	stations	and othersæ	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2009	52,561	292,897	116,766	362,325	824,549
Additions (i)	242	360	47	628	1,277
Transferred from construction in progress	563	8,069	2,311	6,104	17,047
Acquisitions	312	—	342	405	1,059
Reclassification	218	—	16	(234)	—
Reclassification to lease prepayments and other assets	(51)	—	(124)	—	(175)
Disposals	(38)	—	(390)	(1,659)	(2,087)
Balance at 30 June 2009	53,807	301,326	118,968	367,569	841,670
Balance at 1 January 2010	61,142	333,656	136,706	395,883	927,387
Additions (i)	47	803	34	404	1,288
Transferred from construction in progress	1,326	14,852	3,157	19,762	39,097
Reclassification	651	(9)	384	(1,026)	—
Contributed to a jointly controlled entity	(286)	—	—	—	(286)
Reclassification to lease prepayments and other assets	(244)	—	(136)	(30)	(410)
Disposals	(99)	—	(240)	(650)	(989)
Balance at 30 June 2010	62,537	349,302	139,905	414,343	966,087

Accumulated depreciation:
Balance at 1 January 2009	27,507	143,610	28,880	212,613	412,610
Depreciation charge for the period	1,133	10,820	2,945	9,205	24,103
Acquisitions	103	—	292	196	591
Impairment losses for the period	54	—	71	36	161
Reclassification	55	—	(14)	(41)	—
Reclassification to lease prepayments and other assets	(11)	—	(12)	—	(23)
Written back on disposals	(23)	—	(335)	(1,389)	(1,747)
Balance at 30 June 2009	28,818	154,430	31,827	220,620	435,695
Balance at 1 January 2010	30,192	167,565	34,206	230,242	462,205
Depreciation charge for the period	1,187	11,748	3,326	9,934	26,195
Impairment losses for the period	19	59	39	302	419
Reclassification	132	(2)	57	(187)	—
Reclassification to lease prepayments and other assets	(29)	—	(37)	(7)	(73)
Written back on disposals	(76)	—	(173)	(587)	(836)
Balance at 30 June 2010	31,425	179,370	37,418	239,697	487,910

Net book value:
Balance at 1 January 2009	25,054	149,287	87,886	149,712	411,939
Balance at 30 June 2009	24,989	146,896	87,141	146,949	405,975
Balance at 1 January 2010	30,950	166,091	102,500	165,641	465,182
Balance at 30 June 2010	31,112	169,932	102,487	174,646	478,177

Note:

(i)
The additions to the exploration and production segment and oil and gas properties for the six-month period ended 30 June 2010 included RMB 803 million (2009: RMB 360 million) of the estimated dismantlement costs for site restoration (Note 28).

15	CONSTRUCTION IN PROGRESS

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2009	56,197	18,091	14,302	29,765	3,766	122,121
Additions	21,120	4,323	2,407	11,126	396	39,372
Dry hole costs written off	(1,761)	—	—	—	—	(1,761)
Transferred to property, plant and equipment	(8,337)	(5,041)	(1,722)	(1,678)	(269)	(17,047)
Reclassification to lease prepayments and
other assets	—	(273)	(233)	(3)	—	(509)
Impairment losses for the period (Note 8 (i))	—	—	(28)	—	—	(28)
Balance at 30 June 2009	67,219	17,100	14,726	39,210	3,893	142,148
Balance at 1 January 2010	46,297	13,637	17,332	38,589	3,931	119,786
Additions	17,843	4,776	7,278	6,579	317	36,793
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Dry hole costs written off	(2,504)	—	—	—	—	(2,504)
Transferred to property, plant and equipment	(15,127)	(3,536)	(2,545)	(17,277)	(612)	(39,097)
Reclassification to lease prepayments and
other assets	(18)	(79)	(593)	(1,167)	(336)	(2,193)
Balance at 30 June 2010	46,491	14,798	21,472	9,265	3,300	95,326

As at 30 June 2010, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 8,807 million (2009: RMB 8,823 million). The geological and geophysical costs paid during the six-month period ended 30 June 2010 were RMB 2,122 million (2009: RMB 1,698 million).

On 21 January 2010, the Group sold certain construction in progress of approximately RMB 17,459 million of the chemicals segment into a new jointly controlled entity.

16	GOODWILL

	2010	2009
	RMB millions	RMB millions

Cost:
Balance at 1 January	15,463	15,628
Additions	135	65
Exchange adjustments	(8)	—
Balance at 30 June	15,590	15,693
Accumulated impairment losses:
Balance at 1 January and 30 June	(1,391)	(1,391)
Net book value:
Balance at 1 January	14,072	14,237
Balance at 30 June	14,199	14,302

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (ÒSinopec YanshanÓ)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (ÒSinopec ZhenhaiÓ)	3,952	3,952
Sinopec Qilu Branch (ÒSinopec QiluÓ)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (ÒSinopec YangziÓ)	2,737	2,737
Sinopec Shengli Oil Field Dynamic Company Limited (ÒDynamicÓ)	1,361	1,361
Hong Kong service stations	918	926
Multiple units without individual significant goodwill	1,915	1,780
	14,199	14,072

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Dynamic and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.4% to 12.5% (2009: 11.2% to 13.6%). Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	INTEREST IN ASSOCIATES

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Share of net assets	19,922	18,162

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments are individually and in the aggregate not material to the Group’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
		%	%

Sinopec Finance Company Limited	Incorporated	Registered capital RMB 8,000,000,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products
Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
China Shipping & Sinopec Suppliers Company Limited	Incorporated	Registered capital RMB 876,660,000	—	50.00	Transportation of petroleum products

18	INTEREST IN JOINTLY CONTROLLED ENTITIES

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Share of net assets	17,724	13,928

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
		%	%

Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 8,793,000,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 12,806,000,000	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company Limited	Incorporated	Registered capital RMB 6,120,000,000	50.00	—	Manufacturing and distribution of petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Results of operation:
Operating revenue	28,123	8,418
Expenses	(27,109)	(7,771)
Net profit	1,014	647

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Financial condition:
Current assets	12,449	9,857
Non-current assets	40,280	32,353
Current liabilities	(10,610)	(9,038)
Non-current liabilities	(24,395)	(19,244)
Net assets	17,724	13,928

18	INTEREST IN JOINTLY CONTROLLED ENTITIES (Continued)

	Six-month periods
	ended 30 June
	2010	2009
Cash flows:	RMB millions	RMB millions

Net cash generated from operating activities	1,444	766
Net cash used in investing activities	(8,644)	(2,080)
Net cash generated from financing activities	7,666	1,130
Net increase / (decrease) in cash and cash equivalents	466	(184)

19	INVESTMENTS

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions
Available-for-sale financial assets
－ Equity securities, listed and at quoted market price	61	61
－ Investments in other available-for-sale security	—	700
Other investments in equity securities, unlisted and at cost	1,653	1,610
	1,714	2,371
Less: Impairment losses for investments	(192)	(197)
	1,522	2,174

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

20	LONG TERM PREPAYMENTS AND OTHER ASSETS
Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

21	TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Amounts due from third parties	39,027	27,481
Amounts due from Sinopec Group Company and fellow subsidiaries	1,840	697
Amounts due from associates and jointly controlled entities	6,766	335
	47,633	28,513
Less: Impairment losses for bad and doubtful debts	(1,907)	(1,921)
Trade accounts receivable, net	45,726	26,592
Bills receivable	9,717	2,110
	55,443	28,702

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Within one year	55,393	28,525
Between one and two years	47	154
Between two and three years	3	11
Over three years	—	12
	55,443	28,702

Impairment losses for bad and doubtful debts are analysed as follows:

	2010	2009
	RMB millions	RMB millions

Balance at 1 January	1,921	2,406
Impairment losses recognised for the period	15	27
Reversal of impairment losses	(26)	(99)
Written off	(3)	(6)
Balance at 30 June	1,907	2,328

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

22	INVENTORIES

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Crude oil and other raw materials	98,199	87,471
Work in progress	13,252	11,609
Finished goods	47,749	39,737
Spare parts and consumables	4,438	3,832
	163,638	142,649
Less: Allowance for diminution in value of inventories	(1,096)	(1,038)
	162,542	141,611

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 766,551 million for the six-month period ended 30 June 2010 (2009: RMB 386,440 million), which includes the write-down of inventories of RMB 347 million (2009: RMB 129 million) that primarily related to the refining and chemicals segments, and the reversal of write-down of inventories made in prior years of RMB 289 million (2009: RMB 7,957 million), that mainly was due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

23	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Advances to third parties	1,237	1,214
Amounts due from Sinopec Group Company and fellow subsidiaries	1,689	787
Amounts due from associates and jointly controlled entities	2,836	23
Other receivables	2,095	1,130
Loans and receivables	7,857	3,154
Purchase deposits and other assets	2,104	2,320
Prepayments in connection with construction work and equipment purchases	2,860	1,906
Prepaid value-added tax and customs duty	10,680	12,577
Available-for-sale financial assets	—	700
Derivative financial instruments － hedging	356	142
Derivative financial instruments － non-hedging	660	182
	24,517	20,981

24	DEFERRED TAX ASSETS AND LIABILITIES
Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	At 30 June	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December
	2010	2009	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,527	3,207	—	—	3,527	3,207
Accruals	652	815	—	—	652	815
Cash flow hedges	—	7	(7)	(18)	(7)	(11)
Non-current
Property, plant and equipment	5,444	5,601	(1,195)	(1,178)	4,249	4,423
Accelerated depreciation	—	—	(5,252)	(3,682)	(5,252)	(3,682)
Tax value of losses carried forward	2,855	3,954	—	—	2,855	3,954
Lease prepayments	288	292	—	—	288	292
Embedded derivative component
of the Convertible Bonds	—	—	(151)	(96)	(151)	(96)
Others	99	99	(2)	(5)	97	94
Deferred tax assets/(liabilities)	12,865	13,975	(6,607)	(4,979)	6,258	8,996

As at 30 June 2010, certain subsidiaries of the Company did not recognise the tax value of losses carried forward of RMB 5,531 million (2009: RMB 5,555 million), of which RMB 364 million (2009: 438 million) was incurred for the six-month period ended 30 June 2010, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 919 million, RMB 1,231 million, RMB 392 million, RMB 2,182 million, RMB 443 million and RMB 364 million will expire in 2010, 2011, 2012, 2013, 2014 and 2015, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

24	DEFERRED TAX ASSETS AND LIABILITIES (Continued)
Movements in the deferred tax assets and liabilities are as follows:

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	30 June
	2009	statement	income	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	4,434	(1,680)	—	2,754
Accruals	261	50	—	311
Cash flow hedges	—	—	35	35
Non-current
Property, plant and equipment	2,605	150	—	2,755
Accelerated depreciation	(3,716)	8	—	(3,708)
Tax value of losses carried forward	4,796	21	—	4,817
Lease prepayments	300	(3)	—	297
Available-for-sale securities	(52)	—	14	(38)
Embedded derivative component of the Convertible Bonds	(151)	29	—	(122)
Others	56	20	—	76
Net deferred tax assets	8,533	(1,405)	49	7,177

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	30 June
	2010	statement	income	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,207	320	—	3,527
Accruals	815	(163)	—	652
Cash flow hedges	(11)	—	4	(7)
Non-current
Property, plant and equipment	4,423	(174)	—	4,249
Accelerated depreciation	(3,682)	(1,570)	—	(5,252)
Tax value of losses carried forward	3,954	(1,099)	—	2,855
Lease prepayments	292	(4)	—	288
Embedded derivative component of the Convertible Bonds	(96)	(55)	—	(151)
Others	94	3	—	97
Net deferred tax assets	8,996	(2,742)	4	6,258

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
Short-term debts represent:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Third parties’ debts
Short-term bank loans	17,081	21,587
Current portion of long-term bank loans	2,782	6,234
Current portion of long-term other loans	81	77
	2,863	6,311
Corporate bonds (Note (a))	31,000	31,000
	50,944	58,898
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	6,715	13,313
Current portion of long-term loans	170	330
	6,885	13,643
	57,829	72,541

The Group’s weighted average interest rate on short-term loans was 2.4% (2009: 2.5%) at 30 June 2010.

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)
Long-term debts comprise:

		At 30 June	At 31 December
	Interest rate and final maturity	2010	2009
		RMB millions	RMB millions

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 6.5% per annum at 30 June 2010 with maturities through 2025	17,955	18,869
Japanese Yen denominated	Interest rates ranging from 2.6% to 3.0% per annum at 30 June 2010 with maturities through 2024	1,565	1,660
US Dollar denominated	Interest rates ranging from interest free to 7.9% per annum at 30 June 2010 with maturities through 2031	570	629
Euro denominated	Interest rates ranging from 6.6% to 6.7% per annum at 30 June 2010 with maturity through 2011	62	116
		20,152	21,274
Long-term other loans
Renminbi denominated	Interest free per annum at 30 June 2010 with maturities through 2011	73	73
US Dollar denominated	Interest rates ranging from interest free to 4.9% per annum at 30 June 2010 with maturities through 2015	28	29
		101	102
Corporate bonds
Renminbi denominated	Fixed interest rate at 4.61% per annum at 30 June 2010 with maturity in February 2014 (Note(b))	3,500	3,500
	Fixed interest rate at 4.20% per annum at 30 June 2010 with maturity in May 2017 (Note(b))	5,000	5,000
	Fixed interest rate at 5.40% per annum at 30 June 2010 with maturity in November 2012 (Note(b))	8,500	8,500
	Fixed interest rate at 5.68% per annum at 30 June 2010 with maturity in November 2017 (Note(b))	11,500	11,500
	Fixed interest rate at 2.25% per annum at 30 June 2010 with maturity in March 2012 (Note(b))	10,000	10,000
	Fixed interest rate at 2.48% per annum at 30 June 2010 with maturity in June 2012 (Note(b))	20,000	20,000
	Fixed interest rate at 3.75% per annum at 30 June 2010 with maturity in May 2015 (Note(b))	11,000	—
	Fixed interest rate at 4.05% per annum at 30 June 2010 with maturity in May 2020 (Note(b))	9,000	—
		78,500	58,500
Convertible bonds
Hong Kong Dollar denominated	Zero coupon Convertible Bonds with maturity in April 2014 (Note(c))	10,317	10,371
Renminbi denominated	Bonds with Warrants with fixed interest rate at 0.8% per annum and maturity in February 2014 (Note(d))	25,445	24,892
		35,762	35,263
Total third parties’ long-term debts		134,515	115,139
Less: Current portion		(2,863)	(6,311)
		131,652	108,828
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 5.4% per annum at 30 June 2010 with maturities through 2020	37,599	37,330
Less: Current portion		(170)	(330)
		37,429	37,000
		169,081	145,828

Short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries, other than Convertible Bonds (Note (c)), are primarily unsecured and carried at amortised cost.

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)
Note:

(a)
A subsidiary of the Company issued 330-day corporate bonds of face value RMB 1 billion to corporate investors in the PRC debenture market on 3 April 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The subsidiary redeemed the corporate bonds in March 2010.

The Company issued one-year corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 16 July 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 1.88% per annum. The corporate bonds mature in July 2010.

The Company issued one-year corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 12 November 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 2.30% per annum. The corporate bonds mature in November 2010.

A subsidiary of the Company issued one-year corporate bonds of face value RMB 1 billion to corporate investors in the PRC debenture market on 22 June 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum. The corporate bonds mature in June 2011.

(b) These corporate bonds are guaranteed by Sinopec Group Company.

(c)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the ÒConvertible BondsÓ). The holders can convert the Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the ÒConversion componentÓ). Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the ÒEarly Redemption OptionÓ) and a cash settlement option when the holders exercise their conversion right (the ÒCash Settlement OptionÓ). The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

As at 30 June 2010, the carrying amounts of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,317 million (2009: RMB 10,153 million) and RMB nil (2009: RMB 218 million), respectively. No conversion of the Convertible Bonds has occurred up to 30 June 2010.

As at 30 June 2010 and 31 December 2009, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2010	2009

Stock price of underlying shares	HKD 6.35	HKD 6.91
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	155 basis points	150 basis points
Average risk free rate	0.73%	0.87%
Average expected life	2.3 years	2.8 years

Any change in the major inputs into the Black-Sholes Model will result in changes in the fair value of the derivative component. The changes in the fair value of the conversion option from 31 December 2009 to 30 June 2010 resulted in an unrealised gain of RMB 218 million (2009: an unrealised loss of RMB 114 million), which has been recorded in the Òfinance costsÓ section of the consolidated income statement for the six-month period ended 30 June 2010.

The initial carrying amount of the liability component of the Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the ÒBonds with WarrantsÓ). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company. The warrants were exercisable during the five trading days between 25 February and 3 March 2010.

During the six-month period ended 30 June 2010, 188,292 units of warrants were exercised at an exercise price of RMB 19.15 per share (Note 29) and the remaining warrants were expired.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (Òmarket interest rateÓ). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognised as the equity component in capital reserve of RMB 6,879 million was transferred to share premium.

26	TRADE ACCOUNTS AND BILLS PAYABLES

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Amounts due to third parties	105,334	92,949
Amounts due to Sinopec Group Company and fellow subsidiaries	5,221	3,114
Amounts due to associates and jointly controlled entities	1,908	1,686
	112,463	97,749
Bills payable	21,847	23,111
Trade accounts and bills payables measured at amortised cost	134,310	120,860

The maturities of trade accounts and bills payables are as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Due within 1 month or on demand	92,308	75,310
Due after 1 month but within 6 months	41,931	45,420
Due after 6 months	71	130
	134,310	120,860

27	ACCRUED EXPENSES AND OTHER PAYABLES

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Accrued expenditures	40,853	35,465
Advances from third parties	2,483	2,796
Amounts due to Sinopec Group Company and fellow subsidiaries	9,285	11,925
Others	5,490	5,834
Financial liabilities measured at amortised costs	58,111	56,020
Taxes other than income tax	22,843	24,178
Receipts in advance	34,584	36,316
Derivative financial instruments － hedging	49	319
Derivative financial instruments － non-hedging	580	439
	116,167	117,272

28	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2010	2009
	RMB millions	RMB millions

Balance at 1 January 2010	11,458	9,234
Provision for the period	803	360
Accretion expenses	270	167
Utilised	(26)	—
Balance at 30 June 2010	12,505	9,761

29	SHARE CAPITAL

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Registered, issued and fully paid
69,922,039,774 domestic listed A shares (2009: 69,921,951,000) of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares (2009: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (ÒADSsÓ, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, 67,121,951,000 domestic state-owned A shares became listed A shares.

On 3 March 2010, the Company issued 88,774 domestic listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants (Note 25(d)) with a net proceeds of RMB 1,700,022.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2010, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 29.6% (2009: 28.0%) and 54.1% (2009: 54.6%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 25 and 30, respectively.

There were no changes in the management’s approach to capital management during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

30	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2010 and 31 December 2009, the future minimum lease payments under operating leases are as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Within one year	8,657	6,084
Between one and two years	8,409	5,905
Between two and three years	8,279	5,834
Between three and four years	8,191	5,722
Between four and five years	8,185	5,604
Thereafter	224,025	145,338
	265,746	174,487

30	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Capital commitments
At 30 June 2010 and 31 December 2009, capital commitments are as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Authorised and contracted for	121,561	124,403
Authorised but not contracted for	57,505	58,959
	179,066	183,362

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB nil for the six-month period ended 30 June 2010 (2009: RMB 92 million).

Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Within one year	229	136
Between one and two years	72	118
Between two and three years	23	21
Between three and four years	23	20
Between four and five years	22	20
Thereafter	701	689
	1,070	1,004

Contingent liabilities
At 30 June 2010 and 31 December 2009, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Jointly controlled entities	15,030	14,815
Associates	170	181
	15,200	14,996

At 30 June 2010, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees expire on 31 December 2015.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2010 and 31 December 2009, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantees arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,682 million for the six-month period ended 30 June 2010 (2009: RMB 1,477 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

31	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Six-month periods
		ended 30 June
	Note	2010	2009
		RMB millions	RMB millions

Sales of goods	(i)	105,830	63,487
Purchases	(ii)	54,351	22,263
Transportation and storage	(iii)	582	587
Exploration and development services	(iv)	11,198	13,291
Production related services	(v)	5,841	5,212
Ancillary and social services	(vi)	1,903	846
Operating lease charges	(vii)	3,680	2,399
Agency commission income	(viii)	44	33
Interest received	(ix)	49	9
Interest paid	(x)	522	527
Net deposits (withdrawn from)/ placed with related parties	(ix)	(1,252)	607
Net loans repaid to related parties	(xi)	6,329	15,446

The amounts set out in the table above in respect of the six-month periods ended 30 June 2010 and 2009 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

At 30 June 2010 and 31 December 2009, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 30.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2010 was RMB 4,084 million (2009: RMB 5,336 million).

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

31	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (ÒMutual Provision AgreementÓ) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			●	the government-prescribed price;

			●	where there is no government-prescribed price, the government-guidance price;

			●	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

			●	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million per annum (2009: RMB 4,225 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash considerations of RMB 771 million (Note 1). In addition, the Group acquired certain opreating assets related to the E&P and refining segments from Sinopec Group Company for total cash considerations of RMB 1,068 million.

Pursuant to the resolutions passed at the Directors’ meeting held on 21 August 2009, the Group acquired certain operating assets related to the corporate and others business segment from a subsidiary of Sinopec Group Company for total cash consideration of RMB 3,946 million.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:
	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Trade accounts receivable	8,606	1,032
Prepaid expenses and other current assets	4,525	810
Total amounts due from Sinopec Group Company and fellow subsidiaries,
associates and jointly controlled entities	13,131	1,842
Trade accounts payable	7,129	4,800
Accrued expenses and other payables	9,285	11,925
Short-term loans and current portion of long-term loans from
Sinopec Group Company and fellow subsidiaries	6,885	13,643
Long-term loans excluding current portion from Sinopec Group Company and
fellow subsidiaries	37,429	37,000
Total amounts due to Sinopec Group Company and fellow subsidiaries,
associates and jointly controlled entities	60,728	67,368

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 25.

As at and for the six-month period ended 30 June 2010, and as at and for the year ended 31 December 2009, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

31	RELATED PARTY TRANSACTIONS (Continued)

	(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month periods
	ended 30 June
	2010	2009
	RMB’000	RMB’000

Short-term employee benefits	4,374	4,622
Retirement scheme contributions	169	181
	4,543	4,803

Total emoluments are included in Òpersonnel expensesÓ as disclosed in Note 6.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 32. As at 30 June 2010 and 31 December 2009, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as Òstate-controlled entitiesÓ).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

	●	sales and purchase of goods and ancillary materials;

	●	rendering and receiving services;

	●	lease of assets;

	●	depositing and borrowing money; and

	●	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established procurement policies, pricing strategy and approval processes for purchases and sales of products and services which do not consider or depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the Group’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

	(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (ÒCNPC GroupÓ) and China National Offshore Oil Corporation and its subsidiaries (ÒCNOOC GroupÓ), which are state-controlled entities.

During the six-month period ended 30 June 2010, the aggregate amount of crude oil purchased by the Group’s refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by the Group’s marketing and distribution segment from CNPC Group was RMB 57,958 million (2009: RMB 36,318 million).

The aggregate amounts due from/to CNPC Group and CNOOC Group included in the following accounts captions are summarised as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Trade accounts receivable	397	318
Prepaid expenses and other current assets	21	17
Total amounts due from CNPC Group and CNOOC Group	418	335
Trade accounts payable	2,454	3,628
Accrued expenses and other payables	296	361
Total amounts due to CNPC Group and CNOOC Group	2,750	3,989

31	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Transactions with other state-controlled entities in the PRC (Continued)

		(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income generated from and interest expense incurred to these state-controlled banks in the PRC is as follows:

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Interest income	112	97
Interest expense	1,467	2,909

The amounts of cash deposited at and loans from state-controlled banks in the PRC included in the following accounts captions are summarised as follows:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Cash and cash equivalents	11,259	3,046
Time deposits with financial institutions	863	1,236
Total deposits at state-controlled banks in the PRC	12,122	4,282
Short-term loans and current portion of long-term loans	16,140	22,629
Long-term loans excluding current portion of long-term loans	17,370	14,893
Total loans from state-controlled banks in the PRC	33,510	37,522

32	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the six-month period ended 30 June 2010 were RMB 2,264 million (2009: RMB 1,730 million).

33	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets dedicated to a particular segment’s operations are included in that segment’s total assets, which include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets. Segmental liabilities mainly include trade accounts payable, bills payable, provisions, accrued expenses and other payables.

33	SEGMENT REPORTING (Continued)
Information of the Group’s reportable segments is as follows:

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	13,817	7,921
Inter-segment sales	61,666	32,229
	75,483	40,150
Refining
External sales	77,530	39,186
Inter-segment sales	383,925	260,993
	461,455	300,179
Marketing and distribution
External sales	489,432	315,734
Inter-segment sales	1,483	1,096
	490,915	316,830
Chemicals
External sales	134,083	80,402
Inter-segment sales	16,375	8,256
	150,458	88,658
Corporate and others
External sales	208,261	79,772
Inter-segment sales	210,767	115,429
	419,028	195,201
Elimination of inter-segment sales	(674,216)	(418,003)
Turnover	923,123	523,015
Other operating revenues
Exploration and production	5,995	6,026
Refining	2,408	1,685
Marketing and distribution	1,871	940
Chemicals	2,599	2,134
Corporate and others	527	225
Other operating revenues	13,400	11,010
Turnover and other operating revenues	936,523	534,025
Result
Operating profit / (loss)
By segment
－ Exploration and production	21,989	5,501
－ Refining	5,686	19,898
－ Marketing and distribution	14,450	12,508
－ Chemicals	8,344	9,761
－ Corporate and others	(694)	(1,486)
Total segment operating profit	49,775	46,182
Net finance costs	(3,431)	(3,995)
Investment income	93	285
Share of profits less losses from associates and jointly controlled entities	1,940	1,362
Profit before taxation	48,377	43,834

33	SEGMENT REPORTING (Continued)

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Assets
Segment assets
－ Exploration and production	267,732	263,041
－ Refining	225,858	213,027
－ Marketing and distribution	163,093	153,777
－ Chemicals	125,414	128,322
－ Corporate and others	77,721	60,433
Total segment assets	859,818	818,600
Interest in associates and jointly controlled entities	37,646	32,090
Investments	1,522	2,174
Deferred tax assets	12,865	13,975
Cash and cash equivalents and time deposits with financial institutions	16,695	9,986
Other unallocated assets	930	1,017
Total assets	929,476	877,842
Liabilities
Segment liabilities
－ Exploration and production	52,794	57,053
－ Refining	55,747	56,277
－ Marketing and distribution	49,768	50,540
－ Chemicals	27,347	27,074
－ Corporate and others	74,760	57,061
Total segment liabilities	260,416	248,005
Short-term debts	50,944	58,898
Income tax payable	2,741	2,746
Long-term debts	131,652	108,828
Loans from Sinopec Group Company and fellow subsidiaries	44,314	50,643
Deferred tax liabilities	6,607	4,979
Other unallocated liabilities	6,613	4,890
Total liabilities	503,287	478,989

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods
	ended 30 June
	2010	2009
	RMB millions	RMB millions

Capital expenditure
Exploration and production	15,348	19,438
Refining	4,875	5,345
Marketing and distribution	7,659	2,550
Chemicals	6,543	11,158
Corporate and others	371	491
	34,796	38,982
Depreciation, depletion and amortisation
Exploration and production	13,374	11,880
Refining	5,594	5,061
Marketing and distribution	3,106	2,912
Chemicals	4,254	4,286
Corporate and others	472	445
	26,800	24,584
Impairment losses on long-lived assets
Exploration and production	131	—
Refining	115	24
Marketing and distribution	35	156
Chemicals	138	9
	419	189

34	PRINCIPAL SUBSIDIARIES
At 30 June 2010, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

	Particulars
	of issued	Percentage
Name of company	capital	of equity	Principal activities
	(millions)%

China Petrochemical International Company Limited	RMB 1,400	100.00	Trading of petrochemical products and equipments
Sinopec Sales Company Limited	RMB 1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (i)	RMB 4,769	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (i)	RMB 4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,040	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	Trading of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 4,500	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC. All of the above principal subsidiaries are limited companies.

(i)	The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

● credit risk;

● liquidity risk;

● market risk; and

● equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 21.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligation as they fall due. Management arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 30 June 2010, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 160,000 million (2009: RMB 159,500 million) on an unsecured basis, at a weighted average interest rate of 3.59% per annum (2009: 3.33%). At 30 June 2010, the Group’s outstanding borrowings under these facilities were RMB 8,573 million (2009: RMB 9,361 million) and were included in short-term debts.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2010
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	50,944	51,354	51,354	—	—	—
Long-term debts	131,652	154,199	3,998	38,632	81,109	30,460
Loans from Sinopec Group
Company and fellow subsidiaries	44,314	44,780	7,049	135	2,036	35,560
Trade accounts payable	112,463	112,463	112,463	—	—	—
Bills payable	21,847	21,890	21,890	—	—	—
Accrued expenses and
other payables	58,740	58,740	58,740	—	—	—
	419,960	443,426	255,494	38,767	83,145	66,020

	At 31 December 2009
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	58,898	59,835	59,835	—	—	—
Long-term debts	108,828	130,424	3,081	7,004	99,942	20,397
Loans from Sinopec Group
Company and fellow subsidiaries	50,643	51,249	14,027	222	1,440	35,560
Trade accounts payable	97,749	97,749	97,749	—	—	—
Bills payable	23,111	23,114	23,114	—	—	—
Accrued expenses and
other payables	56,778	56,778	56,778	—	—	—
	396,007	419,149	254,584	7,226	101,382	55,957

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Gross exposure arising from loans and borrowings
US Dollars	USD 964	USD 1,341
Japanese Yen	JPY 20,406	JPY 22,500
Hong Kong Dollars	HKD 11,718	HKD 11,779

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2010 and 31 December 2009 would have increased profit for the period / year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009.

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

US Dollars	246	343
Japanese Yen	59	62
Hong Kong Dollars	387	389

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of each respective entity within the Group.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 25.

As at 30 June 2010, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 105 million (for the year ended 31 December 2009: RMB 194 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2009.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined oil products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk. As at 30 June 2010, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cashflow hedges and economic hedges. The fair values of these derivative financial instruments as at 30 June 2010 are set out in Notes 23 and 27.

As at 30 June 2010, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would increase/decrease the Group’s profit for the period and retained earnings by approximately RMB 24 million (for the year ended 31 December 2009: decrease/increase RMB 215 million), and decrease/increase the Group’s other reserves by approximately RMB 830 million (for the year ended 31 December 2009: increase/decrease RMB 1,991 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2009.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2010, the Group’s exposure to equity price risk is the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 25(c).

As at 30 June 2010, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained earnings by approximately RMB 155 million (for the year ended 31 December 2009: RMB 306 million); a decrease of 20% in the Company’s own share price would have no effect to the Group’s profit for the period and retained earnings (for the year ended 31 December 2009: increase the Group’s profit for the year and retained earnings by RMB 156 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

● Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

● Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	At 30 June 2010
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Assets
Available-for-sale financial assets:
－ Listed	61	—	—	61
Derivative financial instruments:
－ Derivative financial assets	5	1,011	—	1,016
	66	1,011	—	1,077
Liabilities
Derivative financial instruments:
－ Other derivative financial liabilities	20	609	—	629
	20	609	—	629

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

	(i)	Financial instruments carried at fair value (Continued)

	At 31 December 2009
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Assets
Available-for-sale financial assets:
－ Listed	61	—	—	61
－ Unlisted	—	1,400	—	1,400
Derivative financial instruments:
－ Derivative financial assets	17	307	—	324
	78	1,707	—	1,785
Liabilities
Derivative financial instruments:
－ Derivative components of the Convertible Bonds	—	218	—	218
－ Other derivative financial liabilities	4	754	—	758
	4	972	—	976

During the six-month period ended 30 June 2010 there were no transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the management using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 3.87% to 5.94% (2009: 4.18% to 5.94%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2010 and 31 December 2009:

	At 30 June	At 31 December
	2010	2009
	RMB millions	RMB millions

Carrying amount	134,515	115,139
Fair value	134,633	114,471

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

36	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The principal accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as ÒprovedÓ. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered ÒimpairedÓ, and an impairment loss may be recognised in accordance with IAS 36 ÒImpairment of AssetsÓ. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the assets’ estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

37	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2010

Up to the date of issue of these interim financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31 December 2010 and which have not been adopted in these interim financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

38	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 30 June 2010 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Revaluation of land use rights

Under ASBE, land use rights are allowed to carry at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(ii)	Government grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Six-month periods ended 30 June
	Note	2010	2009
		RMB millions	RMB millions

Net profit under ASBE		37,311	34,650
Adjustments:
Revaluation of land use rights	(i)	15	15
Government grants	(ii)	27	51
Tax effects of the above adjustments	(4)	(3)
Profit for the period under IFRS*		37,349	34,713

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

		At 30 June	At 31 December
	Note	2010	2009
		RMB millions	RMB millions

Shareholders’ equity under ASBE		427,883	400,585
Adjustments:
Revaluation of land use rights	(i)	(967)	(982)
Government grants	(ii)	(1,015)	(1,042)
Tax effects of the above adjustments		288	292
Total equity under IFRS*		426,189	398,853

*	The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 20 August 2010 (Friday) at the legal address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations:

1	The original interim report for the first half of 2010 signed by Mr. Su Shulin, Chairman;

2
The original audited financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2010 prepared in accordance with IFRS and the ASBE and signed by Mr. Su Shulin, Chairman, Mr. Wang Tianpu, Vice Chairman and President, and Mr. Wang Xinhua, Chief Financial Officer and head of the Corporate Finance Department;

3	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

4	All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Su Shulin
Chairman

Beijing, PRC, 20 August 2010

WRITTEN CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

In accordance with the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies issued by the China Securities Regulatory Commission, as the Board Directors and senior management of Sinopec Corp., we have carefully reviewed the 2010 interim report of Sinopec Corp. and concluded that this interim report truly and objectively represents the business performance of Sinopec Corp. in the first half of 2010, contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

Su Shulin	Wang Tianpu	Zhang Yaocang	Zhang Jianhua

Wang Zhigang	Cai Xiyou	Cao Yaofeng	Li Chunguang

Dai Houliang	Liu Yun	Li Deshui	Xie Zhongyu

Chen Xiaojin	Ma Weihua	Wu Xiaogen

Wang Xinhua	Zhang Kehua	Zhang Haichao	Jiao Fangzheng

Lei Dianwu	Chen Ge

20 August 2010

This interim report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: August 23, 2010